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Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AEGEAN MARINE PETROLEUM NETWORK INC.
(Exact name of Registrant as specified in its charter)

Marshall Islands (State or other jurisdiction of incorporation or organization)	5172 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)
42 Hatzikyriakou Avenue Piraeus 185 38 Athens Greece 011 30 210 458-6200 (Address and telephone number of Registrant's principal executive offices)		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)

Copies to:
Gary J. Wolfe, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)	Thomas E. Molner, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of Americas New York, New York 10036 (212) 715-9100 (telephone number) (212) 715-8000 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee

Common Shares, $0.01 par value per share(1)	$184,000,000	$21,657.00

(1)
In accordance with Rule 457(o) of the Securities Act, the number of Common Shares being registered are not included in the table.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3)
Includes common shares issuable upon exercise of the underwriters' over-allotment option.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION DATED NOVEMBER 17, 2005

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

10,000,000 Shares

Aegean Marine Petroleum Network Inc.

Common Stock

        This is the initial public offering of Aegean Marine Petroleum Network Inc. No public market currently exists for our common stock.

We currently anticipate the initial public offering price of our common stock to be between $14.00 and $16.00 per share. The shares of our common stock have been approved for listing on the New York Stock Exchange under the symbol "ANW."

See the section of this prospectus entitled "Risk Factors" beginning on page 11 to read about the risks you should consider before buying shares of our common stock.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, To Us	$	$

        The underwriters have a 30-day option to purchase up to 1,500,000 additional shares to cover any over-allotments.

Delivery of shares will be made on or about            , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.
Johnson Rice & Company L.L.C.
Simmons & Company International

The date of this prospectus is                        , 2005

STORAGE FACILITY
1 LOADING POINT
2 ROUTE TO SUPPLY POINT "A"
3 OPERATION A'
4 ROUTE TO SUPPLY POINT "B"
5 OPERATION B'
6 RETURN ROUTE FOR REPLENISHMENT

We have not authorized anyone to give any information or to make any representations other than those contained in the prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares or (2) our common shares in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

PROSPECTUS SUMMARY

        This summary highlights information contained in this prospectus. Before investing in our common shares, you should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and related notes, for a more complete understanding of our business and this offering. Unless we specify otherwise, all references in this prospectus to "we," "our," "us" and the "Company" refer to Aegean Marine Petroleum Network Inc. and its subsidiaries. Please read "Glossary of Industry Terms" included in this prospectus for definitions of certain terms that are commonly used in our industry. Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to, and amounts are presented in, U.S. dollars.

Our Company

        We are an independent physical supplier and marketer of refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels in bunkering tankers to a broad base of end users. With service centers in Greece, Gibraltar, the United Arab Emirates and Jamaica, we believe that we are one of a limited number of independent physical suppliers that owns and operates a fleet of bunkering tankers in multiple jurisdictions. We presently own a fleet of seven double hull and two single hull bunkering tankers with an average carrying capacity of approximately 4,700 dwt. We provide fueling services to virtually all types of ocean-going vessels and many types of coastal vessels, such as oil tankers, container ships, drybulk carriers, cruise ships, naval vessels and ferries. Our customers include a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users, including the United States Navy.

        The volume of marine fuel that we have sold has grown from approximately 1.0 million metric tons in the fiscal year ended December 31, 2002 to 1.2 million metric tons in the fiscal year ended December 31, 2004. During the same period, our gross spread on marine petroleum products has grown from $8.2 million to $25.0 million. For the six months ended June 30, 2005, we sold 0.7 million metric tons of marine fuel and generated gross spread on marine petroleum products of $16.2 million, as compared to 0.6 million metric tons and $12.8 million, respectively, for the six months ended June 30, 2004.

        The refined marine fuel supply industry is a multi-billion dollar industry that serves an essential function in the shipping industry year-round. According to Lloyd's Marine Intelligence Unit, or Lloyd's MIU, ship-to-ship fueling of vessels in port and at sea, as distinguished from delivery via truck or pipeline, is the most commonly used method of delivery of refined marine fuel. Due to the significance of marine fuel costs in vessels' operating expenses, environmental concerns, and customers' desire to minimize engine damage and off-hire time, we believe that customers are increasingly searching for a global network of marine fuel service centers with high quality operations and reliable service. According to Lloyd's MIU, in the past three decades, major oil producers have been reducing their bunkering operations. We believe that having a global network of marine fuel service centers would provide us with greater flexibility in our sourcing and pricing strategies and enhance our competitiveness against other smaller independent physical suppliers as well as existing large trader and broker networks that leverage their size to perform intermediary services in our industry.

        We intend to expand our business and marine fuel delivery capabilities. We expect to open a new service center in Turkey before the end of 2005 and plan to establish additional service centers in other locations around the world during the next several years. As we expand our global presence, we plan to increase our fleet by at least 15 new double hull bunkering tankers during the next four years. In order to do this we have entered into newbuilding contracts for the construction of ten new double hull bunkering tankers scheduled for delivery between October 2006 and August 2008 and have an option, which we plan to exercise, to build five additional double hull bunkering tankers for delivery between

August 2008 and May 2009. We also plan to purchase six additional secondhand double hull bunkering tankers, subject to market conditions, within 12 months following the completion of this offering. For further discussion of our ten newbuilding contracts and the option for five additional new double hull bunkering tankers, please refer to the sections of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Commercial Commitments" and "Business — Our Fleet."

        In addition to expanding our bunkering tanker fleet, we have entered into newbuilding contracts for the construction of two new double hull petroleum products tankers with roll-on roll-off facilities for fuel trucks, which we call specialty tankers, scheduled for delivery in December 2006 and March 2007 and have an option, which we plan to exercise, to build four additional specialty tankers for delivery between June 2007 and March 2008. We plan to use these specialty tankers for the distribution of gasoline and other refined petroleum products to island economies. For further discussion of our two newbuilding contracts and the option for four additional specialty tankers, please refer to the sections of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Commercial Commitments" and "Business — Our Fleet."

        We believe that we currently have a well-maintained, high quality fleet of double hull bunkering tankers with an average age of 10.7 years. Seven of our nine bunkering tankers are double hull. According to Lloyd's MIU, the aggregate number of double hull tankers physically suitable for use in the marine fuel supply industry represents only approximately 9% of all tankers (excluding chemical tankers) suitable for such use. In the event that we purchase and take delivery of six secondhand double hull bunkering tankers and sell both of our single hull bunkering tankers in the open market, and following the delivery of the ten newbuildings we have under contract and the five additional vessels subject to an option, we expect that all of our bunkering tankers will be double hull. Under environmental protection laws and regulations, single hull tankers, including bunkering tankers, are undergoing a phase-out. The European Union, or the EU, and the International Maritime Organization, or the IMO, have already banned single hull tankers of 5,000 dwt and above from carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel, as of October 2003 and as of April 2005, respectively, and will ban all single hull tankers of less than 5,000 dwt but above 600 dwt from carrying HGO in 2008. The EU and the IMO will require a phase-out of all other single hull tankers in 2010. The IMO, however, permits a flag state to extend the phase-out period to the earlier of 2015 or the 25th anniversary of the vessel's delivery. Given the fragmentation of the marine fuel supply market, we believe that the expanded size of our fleet of double hull bunkering tankers and our presence in multiple markets will provide us with the opportunity to become an industry leader.

        In addition to bunkering tankers, we own one single hull Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt. We are deploying this vessel for hire in the international spot market and plan to do so until December 28, 2008, the date of its mandatory phase-out, at which date we intend to position it near a port that we serve for use as a floating storage facility.

Our Competitive Strengths

        We believe that we possess a number of strengths that provide us with a competitive advantage in the marine fuel supply industry, including:

  •
  Integrated Service Capability.    Our ability to control the process of physically supplying refined marine fuel to end users from procurement to delivery provides us with a distinct competitive advantage. We have:

  •
  long-term contractual arrangements with supply sources;

    •
    local service centers that monitor and support the logistics of each order; and

    •
    our own and chartered bunkering tankers to transport marine fuel.

    Our integrated service capability enhances our ability to provide marine fuel to ships on a timely and cost effective basis while controlling the quality of our product, service and fueling safety. As a result, we believe that we can better service our customers than traders or brokers, who solely resell marine petroleum products or contract with third parties to deliver the products.

  •
  Strong Customer Relationships.    We have developed strong relationships with our customers as a result of the quality of our operations and reliability of our service. Being a Greek-managed independent physical supplier, we have developed strong relationships with Greek-owned international commercial shipping companies. We have also been approved as a supplier to the United States Navy and were awarded two contracts, which were subsequently extended, to supply naval vessels in Greece and one contract to supply naval vessels in Spain. We believe that our successful relationships with Greek-owned commercial shipping companies, the United States Navy and other customers provide us with significant opportunities to expand our business in other locations throughout the world.

  •
  Fleet of Double Hull Bunkering Tankers.    The percentage of our fleet comprised of double hull bunkering tankers significantly exceeds the industry average. Given the expected ban of a significant portion of single hull bunkering tankers, the capacity constraint of the world's shipyards, the capital requirements necessary to renew bunkering fleets, and the impracticality of retrofitting single hull tankers with double hulls, we believe that the number of bunkering tankers worldwide will decline significantly through 2008. We expect to have 28 double hull vessels in our operating fleet of bunkering tankers by May 2009. Since we expect the global supply of bunkering tankers to decline and our double hull fleet to more than triple, we believe we will be favorably positioned to expand our business in existing and new markets.

  •
  Effective Credit Controls.    We provide trade credit to customers who, according to our in-house credit system, exhibit an acceptable credit risk profile. We believe our active credit risk management has been essential to our success. Our credit evaluation system has enabled our business to grow while allowing us to effectively manage our credit exposure. For the past three years, our write-offs were less than $0.1 million and as of June 30, 2005, only $1.2 million, or 2.4%, of our receivables were past due more than 60 days.

  •
  Strong Management with Successful Track Record.    We have assembled a management team of senior executive officers and key employees with decades of experience in commercial, technical, management and financial areas of the marine fuel supply and shipping industries. Given that we began operations in Greece and subsequently expanded into Gibraltar, the United Arab Emirates and, most recently, Jamaica, we believe that our management team has a demonstrated history of successfully expanding into new geographic markets and adding bunkering tankers to our fleet.

Our Strategy

        We believe that future growth will be achieved not only by increasing market share in our current locations but also by expanding operations to other locations. As part of our strategy, we intend to:

  •
  Expand the Global Reach of our Business and our Fleet.    We intend to capitalize on our ability to effectively manage bunkering operations in multiple locations and expand the global reach of our business and our fleet. We plan to expand through opening new service centers and intend to expand our bunkering tanker fleet through timely and selective acquisitions of newly-built and secondhand bunkering tankers.

  •
  Maintain and Leverage Relationships with our Customers.    We intend to maintain strong relationships with our customers by providing high quality products, reliable service and innovative solutions to meet their needs. As we continue to expand into new markets, we plan to leverage our current relationships with customers to capture their business in new service locations. For example, on March 1, 2005 we opened a service center in Jamaica. During the first two months of operations in Jamaica, over 70% of all customer orders were from previously existing accounts.

  •
  Capitalize on Phase-Out of Single Hull Bunkering Tankers.    Given the expected ban of a significant portion of single hull bunkering tankers, we believe that the number of bunkering tankers worldwide will decline significantly through 2008. We expect to have 28 double hull vessels in our operating fleet of bunkering tankers by May 2009. We plan to leverage our fleet of double hull bunkering tankers to fill a portion of the market currently serviced by single hull vessels.

  •
  Use our Increased Equity Capitalization to Accelerate Growth and Improve Profitability.    We believe that our increased equity capitalization following the completion of this offering will allow us to:

  •
  grow fuel sales volumes; and

  •
  purchase fuel on favorable terms.

    Suppliers of refined marine petroleum products generally require us to provide standby letters of credit and to pay on strict terms. As a result, capital limitations have historically constrained our growth. We believe that proceeds from this offering will allow us to fund the working capital that we need to service unfulfilled demand for our services and future growth. We also believe that proceeds from this offering will increase our ability to pay cash for marine fuel when we deem it appropriate and thus obtain discounts generally available to cash purchasers.

  •
  Provide Innovative Solutions.    Our management continues to seek innovative solutions to existing and future energy needs. For example, we have designed and plan to operate a fleet of specialty tankers with roll-on roll-off facilities for fuel trucks intended to make distribution of gasoline and other refined petroleum products in island areas more cost effective and environmentally friendly.

Risk Factors

        Investing in our common stock involves substantial risk. These risks include, among other things:

  •
  We may not be able to effectively manage our growth.    Our future growth will depend on, among other things, our ability to locate vessels for acquisition and identify suitable markets for expansion, our ability to obtain and maintain required licenses, approvals and financing for our existing and new operations and our ability to hire, train and retain qualified personnel to manage and operate our growing business and fleet.

  •
  Delays, cost overruns or defaults by the shipyards in the construction of new vessels.    Our ability to grow is in part dependent on our ability to expand our fleet through the construction of new vessels which is subject to the risk of delay, cost overruns or defaults by the shipyards.

  •
  Implementation of the phase-out of single hull tankers may be delayed or mitigated.    Our future success will depend in part on the timely and comprehensive implementation of the phase-out of single hull tankers pursuant to environmental protection laws and regulations.

  •
  We may not be able to successfully compete for customers.    The marine fuel supply industry is highly competitive and we may not be able to successfully compete for customers because of increased competition from the major oil producers or our suppliers who may choose to market directly to shipping companies, or to provide less advantageous price and credit terms to us, as well as other competitors with greater resources who may be able to enter the marine fuel supply industry and offer better terms than we are able to offer to our customers.

  •
  This is our initial public offering and there is no public market for our common stock.    We cannot assure you that a trading market for our common stock will develop or that you will be able to sell your shares of common stock in the future.

  •
  We may not pay dividends to our shareholders.    Our ability to pay dividends to our shareholders will depend on, among other things, our ability to comply with relevant legal requirements, our earnings, capital requirements, financial condition and our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements.

        This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 11.

Recent Developments

        For the nine months ended September 30, 2005, our sales of marine petroleum products grew to $334.7 million from $177.6 million for the nine months ended September 30, 2004. During the same period, our gross spread on marine petroleum products increased to $28.1 million from $18.6 million, our operating income increased to $16.9 million from $13.6 million and our net income increased to $16.0 million from $13.0 million. These increases were primarily the result of a 38.1% increase in the volume of marine fuel that we sold. Other important factors such as the increase in worldwide oil and gas prices and improved market conditions also significantly contributed to the increases in our sales of marine petroleum products, gross spread on marine petroleum products, operating income and net income.

Principal Executive Office

        Aegean Marine Petroleum Network Inc. is a newly formed holding company incorporated under the laws of the Marshall Islands. We maintain our principal executive offices at 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece. Our telephone number at that address is 011-30-210-458-6200.

The Offering

Issuer	Aegean Marine Petroleum Network Inc.
Common shares offered by us	10,000,000 shares.
Common shares to be outstanding immediately after this offering	32,250,000 shares.
Common shares presently outstanding	All 22,250,000 of our presently outstanding shares of common stock are beneficially owned by Mr. Dimitris Melisanidis, our Chairman, President and Chief Executive Officer.
Over-allotment option	We have granted the underwriters a 30-day option to purchase from us, from time to time, up to an additional 1,500,000 shares of our common stock to cover any over-allotments.
Use of proceeds
We expect the net proceeds we receive from this offering will be approximately $137.5 million ($158.4 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and estimated offering expenses. We intend to use approximately $45.0 million of the net proceeds to fund the purchase of secondhand bunkering tankers, approximately $76.4 million to repay all of our outstanding indebtedness, and the remainder for working capital and general corporate purposes, including new vessel acquisitions. For further discussion please refer to the section of this prospectus entitled "Use of Proceeds."
Dividend policy
We intend to pay regular cash dividends on a quarterly basis, beginning with a dividend of $0.01 per share in March 2006, subject to the limitations discussed in the section of this prospectus entitled "Dividend Policy."
New York Stock Exchange listing	The shares of our common stock have been approved for listing on the New York Stock Exchange under the symbol "ANW."

        The number of shares of our common stock to be outstanding after this offering excludes up to 1,500,000 shares issuable by us if the underwriters exercise their over-allotment option in full. Except as otherwise noted in this prospectus, we have assumed that the underwriters will not exercise their over-allotment option.

Summary Combined and Consolidated Financial and Other Data

        The following table sets forth our summary combined and consolidated financial data and other data of our Company. Our Company was formed on June 6, 2005. On September 29, 2005, we acquired all outstanding shares of our subsidiaries in a related transaction, sometimes referred to in this prospectus as the Acquisition. For the purposes of this prospectus, all financial and other information gives retroactive effect to the Acquisition, since the Acquisition took place under circumstances in which all entities involved were under common control. The summary combined and consolidated balance sheet data in the table as of December 31, 2003 and 2004 and the summary combined and consolidated income statement data for the three years ended December 31, 2004 are derived from our audited combined and consolidated financial statements. The summary combined and consolidated balance sheet data as of June 30, 2005 and the summary combined and consolidated income statement data for the six months ended June 30, 2004 and 2005 are derived from our unaudited interim combined and consolidated financial statements. We refer you to the footnotes to our combined and consolidated financial statements for a discussion of the basis on which our combined and consolidated financial statements are presented. We have not included financial information as of, and for the years ended December 31, 2000 and 2001, due to the unreasonable effort and expense of preparing such information. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2005. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined and consolidated financial statements, related notes and other financial information included herein.

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands of U.S. dollars, except for share and per share data)
Income Statement Data:
Sales of marine petroleum products	147,989	210,953	247,436	126,442	191,525
Voyage revenues	370	8,100	14,983	6,560	5,427
Other revenues	799	1,126	593	211	340

Total revenues	149,158	220,179	263,012	133,213	197,292

Cost of marine petroleum products sold	139,765	191,540	222,439	113,685	175,287
Salaries, wages and related costs	1,549	3,581	5,052	2,064	4,048
Vessel hire charges	3,392	3,390	2,436	1,553	196
Depreciation	307	809	1,545	588	1,070
Amortization of drydocking costs	37	240	386	171	236
Management fees	206	513	183	91	91
Other operating expenses	3,078	9,043	12,349	5,439	6,971

Operating income	824	11,063	18,622	9,622	9,393

Interest and finance costs	(161)	(425)	(944)	(292)	(800)
Interest income	14	90	13	5	15
Foreign exchange losses, net	(15)	(78)	(68)	(21)	43
Income taxes	—	(6)	(6)	(3)	(3)

Net income	662	10,644	17,617	9,311	8,648

Earnings per share (basic and diluted) (U.S. dollars)	0.03	0.48	0.79	0.42	0.39

Weighted average number of shares (basic and diluted)	22,250,000	22,250,000	22,250,000	22,250,000	22,250,000

Dividends declared per share (U.S. dollars)	—	0.33	0.38	0.16	0.07

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	432	1,872	3,280	6,738	2,468
Total assets	32,392	39,558	78,573	58,903	108,513
Total debt	6,804	13,896	26,689	21,653	34,868
Total liabilities	32,077	33,968	54,112	42,385	76,813
Total stockholders' equity	315	5,590	24,461	16,518	31,700
Other Financial Data:
Gross spread on marine petroleum products(1)	8,224	19,413	24,997	12,757	16,238
Gross spread per metric ton of marine fuel sold (U.S. dollars)(1)	8.3	17.3	21.1	20.0	21.9
Net cash provided by (used in) operating activities	(1,104)	4,206	17,333	8,097	(1,437)
Net cash used in investing activities	5,224	4,132	29,360	12,389	6,000
Operating Data:
Sales volume of marine fuel (metric tons)(2)	983,854	1,109,887	1,169,430	631,192	736,299
Number of service centers, end of period(3)	3.0	3.0	3.0	3.0	4.0
Number of bunkering tankers, end of period(4)	2.0	4.0	9.0	6.0	9.0
Average number of bunkering tankers(4)(5)	2.0	3.7	6.8	5.1	9.0

(1)
Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold, i.e., the amount we pay our suppliers for those products. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related party physical supplier, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customer.

  Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products	8,224	19,413	24,997	12,757	16,238
Less: Sales of lubricants	(910)	(1,500)	(3,471)	(1,818)	(1,568)
Add: Cost of lubricants sold	842	1,300	3,097	1,685	1,451

Gross spread on marine fuel	8,156	19,213	24,623	12,624	16,121

Sales volume of marine fuel (metric tons)	983,854	1,109,887	1,169,430	631,192	736,299
Gross spread per metric ton of marine fuel sold (U.S. dollars)	8.3	17.3	21.1	20.0	21.9

  The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands of U.S. dollars)
Gross spread on marine petroleum products	8,224	19,413	24,997	12,757	16,238
Add: Voyage revenues	370	8,100	14,983	6,560	5,427
Add: Other revenues	799	1,126	593	211	340
Less: Salaries, wages and related costs	(1,549)	(3,581)	(5,052)	(2,064)	(4,048)
Less: Vessel hire charges	(3,392)	(3,390)	(2,436)	(1,553)	(196)
Less: Depreciation	(307)	(809)	(1,545)	(588)	(1,070)
Less: Amortization of drydocking costs	(37)	(240)	(386)	(171)	(236)
Less: Management fees	(206)	(513)	(183)	(91)	(91)
Less: Other operating expenses	(3,078)	(9,043)	(12,349)	(5,439)	(6,971)

Operating income	824	11,063	18,622	9,622	9,393

  The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

  Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries or vessel depreciation) or other costs of doing business.

  For all periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil S.A., or Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin. For further discussion please refer to the section of this prospectus entitled "Related Party Transactions."

(2)
The sales volume of marine fuel is the volume of sales of various classifications of marine fuel oil, or MFO, and marine gas oil, or MGO, for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator. For the years ended December 31, 2003 and 2004 and for the six months ended June 30, 2004 and 2005, the sales volume of marine fuel includes the volume of sales made to the United States Navy, which individually accounted for approximately 25% and 24% of our total revenues for the years ended December 31, 2003 and 2004, respectively, and 30% and 7% of our total revenues for the six months ended June 30, 2004 and 2005, respectively.

(3)
The number of service centers includes our physical supply operations in the United Arab Emirates, Gibraltar and Jamaica, as well as Greece, where we conduct operations through our related company. The number of service centers is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period.

(4)
This data does not include our Aframax tanker, the Aegean Hellas, because this vessel is not classified as a bunkering tanker.

(5)
Average number of bunkering tankers is the number of bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.

RISK FACTORS

        You should carefully consider the following information about risks, together with the other information contained in this prospectus, before making an investment in our common shares. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows, financial condition and ability to pay dividends could be materially adversely affected. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

Risk Factors Relating to Our Business

We may not achieve sufficient cash flows to grow or effectively manage our growth.

        A principal focus of our strategy is to grow by expanding our business. Our future growth will depend on a number of factors which include our ability to:

  •
  locate vessels for acquisition;

  •
  identify suitable markets for expansion;

  •
  consummate vessel acquisitions;

  •
  integrate acquired vessels successfully with our existing operations;

  •
  obtain required financing for our existing and new operations;

  •
  hire, train and retain qualified personnel to manage and operate our growing business and fleet;

  •
  improve our operating and financial systems and controls;

  •
  maintain or improve our credit control procedures;

  •
  obtain and maintain required governmental authorizations and permits for new operations; and

  •
  attract and retain customers.

        A deficiency in any of these factors may negatively impact our ability to achieve anticipated growth in cash flows or realize other anticipated benefits. In addition, competition from other companies could reduce our expansion or acquisition opportunities or cause us to lose business opportunities, competitive advantages or customers or cause us to pay higher prices than we might otherwise pay.

We have no history of operating specialty tankers and we may not be able to enter or effectively manage our entry into the business of providing refined petroleum products to island economies, which could reduce our profits or lead to losses.

        We plan to operate a fleet of double hull products tankers with roll-on roll-off facilities for fuel trucks designed to make distribution of gasoline and other refined petroleum products to island economies. In June 2005, we entered into newbuilding contracts for the construction of two of these specialty tankers and have an option to build four additional specialty tankers which we currently plan to exercise. Acquisition and management of these vessels will impose significant responsibilities on our management and staff. As we have no history of operating these specialty tankers, it is difficult to predict our management needs. Accordingly, we may be required to increase the number of our personnel. We will also have to market our services to a new customer base so that we can provide continued deployment for our vessels. Although our management has experience in the energy and shipping industries, we cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future line of business.

We may not be able to obtain financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations, financial condition and our ability to pay dividends.

        In order to fund future vessel acquisitions, new service centers, increased working capital levels or capital expenditures, we would be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for dividend distributions to you. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future vessel acquisitions, new service centers or capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. The issuance of additional equity securities would dilute your interest in our Company and reduce dividends payable to you. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The terms of our new senior secured credit facility will contain covenants that may limit our corporate activities and ability to pay dividends.

        We have entered into a commitment letter with an international bank lender for a senior secured credit facility, which we call our new senior secured credit facility. We expect that our new senior secured credit facility will contain covenants that impose operating and financing restrictions. Such restrictions affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, and give our lender the right to approve our selection of a Chief Executive Officer, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs or to engage in other business activities which will be in our interest.

Because of the limited supply of secondhand double hull bunkering tankers, we may not be able to acquire secondhand double hull bunkering tankers on economically acceptable terms which could impede our growth and negatively impact our financial condition and ability to pay dividends.

        Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable double hull secondhand bunkering tankers. While we have ten new double hull bunkering tankers on order with an option for another five new bunkering tankers, we believe that the availability of secondhand double hull bunkering tankers in the open market is limited. We may not be able to locate suitable secondhand tankers or negotiate acceptable purchase contracts with their owners or obtain financing for such acquisitions on economically acceptable terms. Our failure to locate and acquire secondhand double hull bunkering tankers could limit the future growth of our business and have a material impact on our results of operations, financial condition and our ability to pay dividends.

Delays, cost overruns or defaults by the shipyards in the construction of new vessels could increase our expenses and diminish our net income and cash flows.

        We have entered into newbuilding contracts for the construction of ten new double hull bunkering tankers and have an option to build five additional double hull bunkering tankers with the same shipyard. In addition, we have entered into newbuilding contracts for the construction of two specialty tankers and have an option to build four additional specialty tankers. These projects are subject to the risk of delay, cost overruns or defaults by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the tankers, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

We extend trade credit to most of our customers and our financial position and results of operations may diminish if we are unable to collect accounts receivable.

        We extend trade credit to most of our customers. Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers. As of June 30, 2005, 11 of our customers had outstanding balances with us of at least $1.0 million under the lines of credit that we have extended to them. Although we have developed a credit evaluation system that, we believe, has enabled us to minimize our credit exposure, our credit procedures and policies do not fully eliminate customer credit risk. Any credit losses, if significant, would diminish our financial position and results of operations.

International authorities may delay implementation of the phase-out of single hull tankers which may lessen the competitive advantage we hope to gain by acquiring double hull bunkering tankers.

        Our strategy involves capitalizing on the phase-out of single hull bunkering tankers. Under environmental protection laws and regulations, the EU and the IMO have already banned single hull tankers of 5,000 dwt and above from carrying HGO, which includes most of the grades of marine fuel, as of October 2003 and as of April 2005, respectively, and will ban all single hull tankers of less than 5,000 dwt but above 600 dwt from carrying HGO in 2008. Both the EU and the IMO will also require a phase-out of all single hull tankers in 2010. The EU and the IMO, however, allow for exemptions. Under the EU regulations, for example, oil tankers operated exclusively in ports and inland navigation may be exempted from the double hull requirements provided they are duly certified under inland water legislation. Under the IMO regulations, a flag state may allow single hull tankers conforming to certain technical specifications to continue to operate until the earlier of 2015 or the 25th anniversary of the vessel's delivery. A flag state may also allow single hull tankers to carry HGO if the vessels are either engaged in voyages exclusively within its jurisdiction or jurisdiction of another party upon such party's agreement.

        Our future success will depend in part on the timely and comprehensive implementation of the phase-out of single hull tankers. Any delay or limitation in application of the environmental protection laws and regulations could limit our anticipated growth or other anticipated benefits because our strategy involves employing and acquiring secondhand double hull bunkering tankers.

We depend on a limited number of suppliers, which makes us susceptible to supply shortages or price fluctuations that could diminish our operating results.

        We currently purchase refined marine petroleum products from a limited number of suppliers. For the year ended December 31, 2004, approximately 29.8% of our total purchases of marine petroleum products were made from Fuel and Marine Marketing Ltd., or FAMM, the marine division of Chevron, and approximately 22.2% were made from Aegean Oil, our affiliate. If our relationship with any of our key suppliers terminates, we may not be able to obtain a sufficient quantity of refined marine fuel and lubricants on acceptable terms. We may experience difficulties and delays in obtaining marine fuel from alternative sources of supply. Any interruption or delay in the supply of marine fuel, or the inability to obtain fuel from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled deliveries to our customers and could cause customers to cancel orders.

We rely on purchases from key customers and our results of operations may decrease if some of our key customers reduce or terminate their purchases.

        Generally, we have not had a significant number of written volume commitments from our key customers, including the United States Navy, or any other understandings with our key customers that relate to future purchases. Purchases by our key customers could be reduced or terminated at any time. A substantial reduction or a termination of purchases by any of our key customers could decrease our results of operations.

The refined marine fuel that we purchase from our suppliers may fail to meet the specifications that we have agreed to supply to our customers and, as a result, we could lose business from those customers and be subject to claims or other liabilities.

        If the refined marine fuel that we purchase from our suppliers fails to meet the specifications we have agreed to supply to our customers, we could lose our customers and be subject to claims or other liabilities. The loss of customers and increased liabilities would reduce our earnings and could have a material adverse effect on our business, weaken our financial condition and reduce our results of operations.

Our purchase of secondhand vessels carries risks associated with the quality of those vessels because secondhand vessels typically are not protected by builders' or sellers' warranties.

        Our fleet renewal and expansion strategy includes the acquisition of secondhand vessels as well as the ordering of newbuildings. Unlike newbuildings, secondhand vessels typically do not carry warranties with respect to their condition. While we generally inspect a secondhand vessel prior to purchase, such inspections would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be more substantial than for vessels we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

The value of our marine fuel inventory is subject to price fluctuations which may result in reduced value of our inventory and cause us to suffer financial loss.

        Due to the nature of our business, we may increase the volume of our marine fuel inventories. Depending upon the price and price movement of refined marine fuel, our marine fuel inventories may subject us to a risk of financial loss. Currently our marine fuel inventory risks are limited pursuant to pricing terms with our suppliers and customers and in the future may also be hedged pursuant to transactions in oil futures and other derivative instruments. There can be no assurance that such pricing terms with our suppliers and customers, hedges or derivative instruments will adequately protect us in the event of a substantial downward movement in the price of marine fuel.

We rely on the expertise of our senior management and our inability to retain key personnel could interrupt our business and limit our growth.

        Our future success depends, in significant part, upon the continued service and performance of our senior management and other key personnel, in particular Mr. Dimitris Melisanidis, our founder, Chairman, President and Chief Executive Officer. Losing the services of Mr. Melisanidis could impair our ability to effectively deliver our services and manage our Company, and to carry out our business plan. Competition for qualified personnel in the marine fuel supply industry is intense and we may not be successful in attracting and retaining qualified personnel. There may be only a limited number of persons with the requisite skills to serve in this and other management positions and it may become increasingly difficult to hire these persons. We do not maintain "key man" life insurance on any of our officers.

As we expand our fleet, we may not be able to recruit suitable employees and crew for our bunkering tankers which may limit our growth and cause our financial performance to suffer.

        As we expand our fleet, we will need to recruit suitable crew, shoreside, administrative and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet of bunkering tankers. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

Agreements between us, Aegean Oil and other affiliated entities may be more favorable or less favorable than agreements that we could obtain from unaffiliated third parties.

        The marine fuel service supply agreement and other agreements we have with Aegean Oil as well as other agreements we have with affiliated entities have been made in the context of an affiliated relationship. Aegean Oil and other affiliated entities are owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis, our Chairman of the Board, President and Chief Executive Officer, may also be deemed a control person of Aegean Oil and other affiliated entities for United States securities law purposes, but Mr. Melisanidis disclaims such control. Mr. Melisanidis has also been involved historically with our related companies and had a leadership role with respect to the promotion of their products and services. Because immediately prior to the completion of this offering we were wholly-owned by Leveret International Inc., or Leveret, a company controlled by Mr. Melisanidis, the negotiation of the marine fuel service supply agreement, the ship management agreement and our other contractual arrangements may have resulted in prices and other terms that are more favorable or less favorable to us than terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services. Moreover, following the completion of this offering, Aegean Oil and other affiliated entities will remain our related companies and we will remain subject to similar risks in future business dealings with these parties. For further discussion please refer to the section of this prospectus entitled "Related Party Transactions."

Failure by Aegean Oil to provide services to us and our customers as agreed could subject us to customer claims and negatively affect our financial results.

        We have contracted with Aegean Oil to provide various services to our customers in Greece, including fueling of vessels in port and at sea. Aegean Oil is a related company owned and controlled by members of Mr. Melisanidis' family. The failure of Aegean Oil to perform these services in accordance with the terms we have agreed with it and our customers could affect our relationships with our customers and subject us to claims and other liabilities which could harm our business or negatively affect our financial results. Although we may have rights against Aegean Oil if it fails to perform its obligations to us, you will not have any recourse directly against Aegean Oil.

We are a holding company, and we depend primarily on the ability of our operating subsidiaries to distribute funds to us in order to satisfy our financial and other obligations and to make dividend payments.

        We are a holding company, and we have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial and other obligations and to pay dividends depends primarily on the performance of our operating subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our operating subsidiaries, we will not be able to pay dividends unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

Our historical financial and operating data may not be representative of our future results because we are a newly formed company with no separate operating history and no history as a publicly traded company.

        Our historical financial and operating data may not be representative of our future results because we are a newly formed company with no separate operating history and no history as a publicly traded company. Although our results of operations, cash flows and financial condition reflected in our combined and consolidated financial statements include all expenses allocable to our business, due to factors such as the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure. In addition, our executive officers do not have any experience running a publicly traded company.

We may not be able to continue to maintain our tax-free status in Greece, which would reduce our net income and cash flow.

        Our principal operating subsidiary, Aegean Marine Petroleum S.A., or AMP, which is incorporated in the Republic of Liberia, has a branch office in Greece. Under the laws of Greece, and in particular Greek law 89/67, as interpreted by Greek law 378/68, AMP is exempt from Greek income tax, as well as any other tax, charge or contribution, on income derived from transactions worldwide in petroleum products, lubricants and similar commodities. These activities were approved by the relevant Greek administrative authority that granted AMP's establishment license. This exemption is scheduled to expire on December 31, 2005. New tax legislation has been introduced in the Greek Parliament. We believe that, if this legislation is enacted into law in the form introduced, it would result in our not having liability for any material amount of Greek income tax. However, there can be no assurance that the new legislation will be enacted, or that it will be enacted in the form in which it was introduced. Without the statutory tax exemption of Greek law 89/67 or an equivalent alternative, AMP would be subject to an effective 29% Greek income tax on its income derived from Greek sources if it is not managed and controlled in Greece and on its worldwide income if it is managed and controlled in Greece. The imposition of this tax could have an adverse effect on our net income and cash flow.

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow.

        The Republic of Liberia enacted a revised income tax act effective as of January 1, 2001, or the New Act. In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as AMP which conducts no business in Liberia and was wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

        In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation, such as our Liberian subsidiary, will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, AMP will be wholly exempt from Liberian income tax as under the Prior Law.

        If our Liberian subsidiary was subject to Liberian income tax under the New Act, our Liberian subsidiary would be subject to tax at a rate of 35% on its worldwide income. As a result, its, and subsequently our, net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, we, as shareholder of the Liberian subsidiary, would be subject to Liberian withholding tax on dividends paid by AMP at rates ranging from 15% to 20%.

If we become subject to tax in the jurisdictions in which we operate, our net income and cash flow would decrease.

        Our business is affected by taxes imposed on the purchase and sale of refined marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes, and other taxes. We do not pay a material amount of tax in any jurisdiction in which we operate. There can be no assurance that, as a result of changes in tax laws or the application by tax authorities of these laws or our failure to comply with tax laws or otherwise, we will not become liable for an increased amount of tax in any jurisdiction. An increased liability for taxes would decrease our net income and cash flows.

Our insurance policies may not be adequate to cover our losses and because we obtain some of our insurance policies through protection and indemnity associations, we may be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations which could expose us to additional expenses.

        We carry insurance policies to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance, and war risk insurance. We may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance policies may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

        As a result of the September 11, 2001 attacks, the United States response to the attacks and related concerns regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

        We may also be subject to calls or premiums in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends. Moreover, the protection and indemnity associations and other insurance providers reserve the right to make changes in insurance coverage with little or no advance notice.

A portion of our employees are covered by national collective bargaining agreements which set minimum standards for employment, and labor interruptions could disrupt our business.

        A portion of our employees from Greece and from the Philippines are covered by national collective bargaining agreements which set minimum standards for employment. While we have not suffered labor interruptions in the past, industrial action or other labor unrest could disrupt our business. If not resolved in a timely and cost-effective manner, such industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could disrupt our business and reduce our results of operations and cash flows.

Maritime claimants could arrest our vessels, which could disrupt our cash flow.

        Crew members, suppliers of goods and services to a vessel and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another vessel in our fleet.

Terrorist attacks and international hostilities can affect the shipping industry, which could adversely affect our business.

        Terrorist attacks like those of September 11, 2001, or war or international hostilities, including those currently underway in Iraq and other locations in the Middle East, could adversely affect the world economy, the availability of and demand for crude oil and petroleum products and the charter rates in the products tanker and container vessel markets. Terrorist attacks, such as the attack on the M/T Limburg in October 2002, could also adversely affect our operations and directly impact our vessels or charterers. We conduct our marine fuel supply operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends could suffer by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

The United States government may terminate any of our United States government contracts at any time prior to their completion and we may be subject to liability which would negatively impact our financial condition and results of operations.

        The United States government can typically terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability, which would negatively impact our financial condition and results of operations, and have a material adverse effect on our ability to compete for future contracts and orders.

As a United States government contractor, we are subject to certain laws and regulations which may add costs to our business.

        We must comply with, and are affected by, certain laws and regulations, including the Buy American Act, the Service Contract Act and the Federal Acquisition Regulations, relating to the formation, administration and performance of United States government contracts. These laws and regulations affect how we do business with our customers, and in some instances, impose added costs on our business. A violation of specific laws and regulations could result in the imposition of fines and penalties or the termination of our United States government contracts.

Following the completion of this offering Mr. Melisanidis will continue to control our Company and may have conflicts of interests with our other shareholders.

        Leveret is expected to own 69.0% of our outstanding common shares following the completion of this offering, or 65.9% if the underwriters over-allotment option is exercised in full. For so long as Leveret is controlled by Mr. Melisanidis and owns a significant percentage of our outstanding common shares, Mr. Melisanidis will continue to control our Company and will be able to direct the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our memorandum of association or bylaws and possible mergers, amalgamations, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares.

        Mr. Melisanidis, through Leveret, will have control of our overall operations and strategy and may not necessarily act in accordance with the best interests of all other shareholders. Moreover, members of Mr. Melisanidis' family hold significant interest in our related companies. We cannot assure you that the interests of Mr. Melisanidis will coincide with the interests of other holders of our common stock. To the extent that conflicts of interests may arise, Mr. Melisanidis may resolve those conflicts in a manner adverse to us or to you or other holders of our securities.

Our business and our customers' businesses are subject to currency exchange risks which could affect our profitability.

        Many of our customers are foreign customers and may be required to obtain U.S. dollars to pay for our products and services. A rapid depreciation or devaluation in a currency affecting our customers could have an adverse effect on our customers' operations and their ability to convert local currency to U.S. dollars to make the required payments to us. This would in turn result in higher credit losses for us which would reduce our results of operations and cash flow.

        We generate all of our revenues and incur the majority of our expenses in U.S. dollars. In the year ended December 31, 2004, we incurred not more than 8.0% of our operating expenses and general and administrative expenses in currencies other than the U.S. dollar — primarily the Euro, the UAE dirham, the Gibraltar pound and the Jamaican dollar. Changes in the rates of exchange between these currencies and the U.S. dollar would lead to deviations from our budgeted vessel operating expenses, which would affect our financial results. When translated into U.S. dollars, expenses incurred in currencies other than the U.S. dollar increase when the value of the U.S. dollar falls, which reduces our profitability.

Due to the lack of diversification in our lines of business, adverse developments in the marine fuel supply business would reduce our ability to make distributions to our shareholders.

        We rely primarily on the revenues generated from our business of physical supply and marketing of refined marine fuel to end customers. Due to the lack of diversification in our lines of business, an adverse development in our business would have a significant impact on our business, financial condition and results of operations and our ability to pay dividends to our shareholders.

We may not achieve sufficient earnings to pay dividends to our shareholders.

        We currently intend to pay regular cash dividends on a quarterly basis, beginning with a dividend of $0.01 per share in March 2006. We will make such dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that payments of dividends would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law. For a comparison between statutory provisions of the BCA and the laws of the State of Delaware relating to rights of shareholders, please refer to the section of this prospectus entitled "Comparison of Marshall Islands Corporate Law to Delaware Corporate Law."

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could reduce the market price of our common shares.

        Several provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

        These provisions include:

  •
  authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

  •
  providing for a classified board of directors with staggered, three-year terms;

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  prohibiting cumulative voting in the election of directors;

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  authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 70% of the outstanding shares of our common stock entitled to vote for the directors;

  •
  prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

  •
  limiting the persons who may call special meetings of shareholders; and

  •
  establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

        In addition, we expect to enter into a shareholder rights agreement that will make it more difficult for a third party to acquire us without the support of our board of directors and principal shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common stock and your ability to realize any potential change of control premium.

It may be difficult for investors to enforce U.S. judgments against us.

        We and all but one of our subsidiaries are organized in jurisdictions outside the United States, and substantially all of our assets and those of our subsidiaries are located outside the United States. In addition, most of our directors and officers are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are or will be located outside the United States. As a result, it may be difficult for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Risk Factors Relating to Our Industry

Adverse conditions in the shipping industry may reduce the demand for our products and services and negatively affect our results of operations and financial condition.

        Our business is focused on the physical supply and marketing of refined marine fuel to the shipping industry. Adverse economic conditions in the shipping industry, such as low charter rates or high operating costs, may have an adverse effect on our customers. In addition, any political instability, terrorist activity or military action that disrupts shipping operations will adversely affect our customers. Any adverse conditions in the shipping industry may reduce the demand for our products and services and negatively affect our results of operations and weaken our financial condition.

Material disruptions in the availability or supply of oil may reduce the supply of our products and have a material impact on our operating results, revenues and costs.

        The success of our business depends on our ability to purchase, sell and deliver refined marine fuel to our customers. Material disruptions in the availability or supply of oil may have an adverse effect on our suppliers. In addition, any political instability, natural disasters, terrorist activity, military action or other similar conditions may disrupt the availability or supply of oil and consequently decrease the supply of refined marine fuel. Decreased availability or supply of marine fuel may reduce our operating results, revenues and costs.

Changes in the market price of petroleum may increase our credit losses, reduce our liquidity and decrease profitability.

        Increases in fuel prices can adversely affect our customers' businesses, and consequently increase our credit losses. Increases in fuel prices could also affect the credit limits extended to us by our suppliers and our working capital requirements, potentially affecting our liquidity and profitability. In addition, increases in oil prices will make it more difficult for our customers to operate and could reduce demand for our services. Conversely, a rapid decline in fuel prices could decrease our profitability because if we were to purchase inventory when fuel prices are high without having a corresponding sales contract in place, we may not be able to resell it at a profit.

In the highly competitive marine fuel supply industry, we may not be able to successfully compete for customers with new entrants or established companies with greater resources.

        We are subject to aggressive competition in all aspects of our business. Our competitors are numerous, ranging from large multinational corporations, which have significantly greater capital resources than us, to relatively small and specialized firms. In addition to competing with fuel resellers, such as World Fuel Services Corporation and Chemoil Corporation, we also compete with the major oil producers that market fuel directly to large commercial shipping companies. We may not be able to successfully compete for customers because of increased competition from the major oil producers or our suppliers who may choose to market directly to large as well as smaller shipping companies, or to provide less advantageous price and credit terms to us. Also, due in part to the highly fragmented market, competitors with greater resources could enter the marine fuel supply industry and operate larger fleets of bunkering tankers through consolidations or acquisitions and may be able to offer better terms than we are able to offer to our customers.

Our operations are subject to extensive environmental laws and regulations, the violation of which could result in liabilities, fines or penalties and changes of which may require increased capital expenditures and other costs necessary to operate and maintain our vessels.

        We are subject to various environmental laws and regulations dealing with the handling of fuel and fuel products. While currently we store minimal fuel inventories on our bunkering tankers, we may, in the future, maintain fuel inventories at several locations in fixed or floating storage facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among other things. If we are involved in a spill or other accident involving hazardous substances, if there are releases of fuel and fuel products we own, or if we are found to be in violation of environmental laws or regulations, we could be subject to liabilities that could have a materially adverse effect on our business and operating results. We are also subject to possible claims by customers, employees and others who may be injured by a fuel spill, exposure to fuel, or other accidents. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil or criminal liability.

        In particular, our operations are subject to numerous laws and regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, (i) the International Convention on Civil Liability for Oil Pollution Damage of 1969, (ii) the International Convention for the Prevention of Marine Pollution from Ships of 1973, (iii) the International Convention for the Safety of Life at Sea of 1974 and (iv) the International Convention on Load Lines of 1966.

        A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have obtained insurance policies to cover certain environmental risks, there can be no assurance that such insurance policies will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

        Compliance with applicable laws, regulations and standards, may require us to make additional capital expenditures for the installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including costs relating to air emissions, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could reduce our results of operations and cash flows, weaken our financial condition and affect our ability to pay dividends. Also, in the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

Our vessels operations have inherent risks that could negatively affect our results of operations.

        Our vessels and fuel oils that they carry are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. All these hazards can result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delays or rerouting.

        If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay dividends.

Risk Factors Relating to the Offering

We may invest or spend the proceeds of this offering in ways with which you may not agree.

        We have broad discretion in the way we invest or spend the proceeds of this offering. We intend to use a significant portion of the proceeds from this offering for the purchase of secondhand bunkering tankers, repayment of all of our outstanding indebtedness, and the remainder for working capital and general corporate purposes, which may include future acquisitions, capital expenditures and working capital. Because of the number and variability of factors that determine our use of offering proceeds, the actual uses may vary substantially from our current intentions to use net proceeds from this offering as described in the section of this prospectus entitled "Use of Proceeds."

There may not be an active market for our common shares, which may cause our common shares to trade at a discount and make it difficult to sell the common shares you purchase.

        Prior to this offering, there has been no public market for our common shares. We cannot assure you that an active trading market for our common shares will develop or be sustained after this offering. The initial public offering price for our common shares will be determined by negotiations between the underwriters and us. We cannot assure you that the initial public offering price will correspond to the price at which our common shares will trade in the public market subsequent to this offering or that the price of our shares in the public market will reflect our actual financial performance. You may not be able to resell your common shares at or above the initial public offering price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common shares and limit the number of investors who are able to buy the common shares.

Our share price may be highly volatile, which could lead to a loss of all or part of your investment.

        The market price of our common shares may fluctuate substantially due to a variety of factors, including:

  •
  fluctuations in interest rates;

  •
  fluctuations in the availability or the price of oil;

  •
  fluctuations in foreign currency exchange rates;

  •
  announcements by us or our competitors;

  •
  changes in our relationships with customers or suppliers;

  •
  changes in governmental regulation of the fuel industry;

  •
  changes in United States or foreign tax laws;

  •
  actual or anticipated fluctuations in our operating results from period to period;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  changes in accounting principles;

  •
  the loss of any of our key management personnel; and

  •
  our failure to successfully implement our business plan.

        In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. These broad market and industry forces may seriously harm the market price of our common shares, regardless of our operating performance.

Future sales of our common shares could cause the market price of our common shares to decline.

        The market price of our common shares could decline due to sales of a large number of common shares in the market after this offering, including sales of common shares by our large shareholders, or the perception that these sales could occur. These sales, or the perception that these sales could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common shares.

        Leveret will own 69.0% of our common shares immediately following completion of this offering, or 65.9% if the underwriters over-allotment option is exercised if full. Leveret will not be eligible to sell any of our common shares, directly or indirectly, in the public market until its lock-up agreement expires 180 days after the date of this prospectus (subject to an extension for up to 18 days beginning on the issuance of an earnings release or the announcement of material news or events). We expect to enter into a registration rights agreement with Leveret that will entitle Leveret to have all of its remaining shares registered for sale in the public market following the expiration of that restricted period. In addition, these shares could be sold into the public market after one year pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, subject to certain volume, manner of sale and notice requirements. Sales or the possibility of sales of substantial amounts of our common shares by Leveret in the public markets could adversely affect the market price of our common shares. For further discussion regarding potential sales of our common shares after this offering, please refer to the section of this prospectus entitled "Shares Eligible for Future Sale."

You will experience immediate and substantial dilution.

        The assumed initial public offering price of $15.00 per common share is substantially higher than the pro forma net tangible book value of our outstanding common shares. As a result, investors purchasing common shares in this offering at an assumed initial public offering price of $15.00 per common share would experience immediate and substantial dilution of $10.84 per common share. For further discussion please refer to the section of this prospectus entitled "Dilution."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        All statements in this prospectus that are not statements of historical fact are forward-looking statements. Such forward-looking statements include statements reflecting our expectations, projections, intentions and beliefs about future events, in particular under the headings "Prospectus Summary," "Industry," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We may also from time to time make forward-looking statements in our periodic reports that we will file with the United States Securities and Exchange Commission, or the SEC, other information sent to our security holders, and other written materials.

        When used in this document, forward-looking statements are often identified by the words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions. Examples of forward-looking statements in this report include, but are not limited to, our expectations regarding our ability to generate operating cash flows and to fund our working capital and capital expenditure requirements. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from the results and events anticipated or implied by such forward-looking statements include:

  •
  our future operating or financial results;

  •
  our future payment of dividends and the availability of cash for payment of dividends;

  •
  our ability to retain and attract senior management and other key employees;

  •
  our ability to manage growth;

  •
  our ability to maintain our business in light of our proposed business and location expansion;

  •
  our ability to obtain double hull secondhand bunkering tankers given the scarcity of such vessels in general;

  •
  the outcome of legal, tax or regulatory proceedings to which we may become a party;

  •
  adverse conditions in the shipping or the marine fuel supply industries;

  •
  our ability to retain our key suppliers and key customers;

  •
  our contracts and licenses with governmental entities remaining in full force and effect;

  •
  material disruptions in the availability or supply of crude oil or refined petroleum products;

  •
  changes in the market price of petroleum, including the volatility of spot pricing;

  •
  increased levels of competition;

  •
  compliance or lack of compliance with various environmental and other applicable laws and regulations;

  •
  our ability to collect accounts receivable;

  •
  changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general;

  •
  our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

  •
  our failure to hedge certain financial risks associated with our business;

  •
  uninsured losses;

  •
  our ability to maintain our current tax treatment;

  •
  our failure to comply with restrictions in our credit agreements;

  •
  increases in interest rates; and

  •
  other risks, described above in "Risk Factors" and from time to time in our other SEC filings.

        Our forward-looking statements are made based upon our current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events or circumstances discussed in this prospectus might not occur, and our actual results could differ materially from those expressed or implied in our forward-looking statements.

USE OF PROCEEDS

        We expect the net proceeds we receive from this offering will be approximately $137.5 million, after deducting the underwriting discount and estimated offering expenses. We intend to use approximately $45.0 million of the net proceeds of this offering to fund the purchase price of secondhand double hull bunkering tankers, approximately $76.4 million to repay all of our outstanding indebtedness and the remainder for working capital and general corporate purposes, including new vessel acquisitions.

        As of June 30, 2005, our outstanding indebtedness consisted of:

  •
  six credit facilities in the aggregate outstanding amount of $20.8 million used to finance a portion of the acquisition costs of eight vessels in our current fleet of nine bunkering tankers and one Aframax tanker, which have final maturity dates of between August 31, 2005 and October 28, 2014 and bear interest at rates ranging from LIBOR plus 1.25% to LIBOR plus 1.75%;

  •
  two long-term credit facilities in the aggregate outstanding amount of $1.0 million used to finance the purchase of the leasehold interest in our office in Gibraltar and the purchase of our office in the United States, which have final maturity dates of December 10, 2013 and June 24, 2015, respectively, and bear interest at the base rate, as defined in the agreement, plus 2.25% and at LIBOR plus 0.45%, respectively;

  •
  three short-term overdraft facilities in the aggregate outstanding amount of $8.0 million used to finance working capital requirements, which are payable on demand and bear interest at rates ranging from LIBOR plus 1.25% to LIBOR plus 2.75%; and

  •
  one short-term non-interest bearing loan facility in the outstanding amount of $5.1 million from Leveret used to finance advance payments under our newbuilding contracts for ten new double hull bunkering tankers, which is payable on or before December 31, 2005.

        On July 1, 2005, we borrowed $4.0 million from Leveret for our working capital purposes. The loan is unsecured, bears no interest and is payable upon demand. On September 23, 2005, we borrowed an additional $0.8 million from Leveret, under an existing loan facility with Leveret, which we used to finance advance payments under our supervision contracts for ten new double hull bunkering tankers.

        On October 3, 2005, we borrowed $35.0 million under a revolving overdraft facility, which we used to finance the acquisition of 8% of our issued and outstanding capital stock from Leveret, which, in turn, repurchased the 8% interest in Leveret held by the siblings of Mr. Melisanidis. The loan is payable on demand and bears interest at LIBOR plus 0.45%.

        On October 11, 2005, we borrowed $0.6 million from Leveret to finance the advance payment for our acquisition of a secondhand bunkering tanker. The loan bears no interest and is payable upon demand.

        On October 17, 2005, we borrowed $2.0 million from Leveret to finance the second installment payments under two of our newbuilding contracts for bunkering tankers. The loan bears no interest and is payable upon demand.

        Because our use of the net proceeds from this offering depends on a number of factors, including, among other factors, our ability to locate suitable secondhand bunkering tankers or negotiate purchase contracts on terms acceptable to us, our working capital requirements and incurrence of any material expenses or liabilities, our actual use of the proceeds may vary substantially from our current intentions.

DIVIDEND POLICY

        Upon the completion of this offering, our policy will be to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will do so, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we expect to declare our first dividend of $0.01 per share in March 2006 for the fourth quarter of 2005. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

        Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

        In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine requires the establishment of reserves. Our board of directors may determine to finance our growth with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

        Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. We expect our new senior secured credit facility to contain customary financial covenants requiring us to, among other things, ensure that our net book value is not less than $125 million and that we maintain aggregate cash and cash equivalents free of any security interest in excess of $10 million. For a further description of the restrictions on the payment of dividends contained in our new senior secured credit facility, please refer to the section of this prospectus entitled "Business — New Senior Secured Credit Facility."

        Certain of our subsidiaries paid dividends to stockholders in the amounts of $7.2 million and $8.4 million in the years ended December 31, 2003 and 2004, respectively, and $1.5 million during the six months ended June 30, 2005.

CAPITALIZATION

        The following table sets forth our combined and consolidated capitalization as of June 30, 2005:

    •
    on an actual basis;

    •
    on an adjusted basis giving effect to (i) our incurrence of debt under our $35.0 million revolving overdraft facility to finance the purchase of shares of our common stock from Leveret and the subsequent purchase of the shares for $35.0 million, (ii) our incurrence of $7.4 million of additional loans from Leveret to finance working capital and capital expenditure requirements and (iii) our repayment of $0.9 million of outstanding indebtedness in July, August and September 2005; and

    •
    on an adjusted basis giving effect to the issuance of 10,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share (representing the mid-point of the price range shown on the cover of this prospectus) less expenses related to this offering and the application of the proceeds therefrom to repay $76.4 million of outstanding indebtedness.

        There have been no significant adjustments to our capitalization since June 30, 2005, as so adjusted. The information set forth in the table assumes no exercise of the underwriters' over-allotment option. You should read this capitalization table together with "Selected Combined and Consolidated Financial Information and Other Data," "Management's Discussion and Analysis Financial Condition and Results of Operations" and the combined and consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2005
	Actual	As adjusted for common stock purchase and changes in indebtedness	As adjusted for this offering
	(in thousands of U.S. dollars)
Debt:
Short term borrowings
Unsecured, guaranteed bank borrowings(1)	8,000	43,000	—
Unsecured, unguaranteed related party borrowings	5,100	12,535	—
Current portion of long-term debt(1)	4,970	4,087	—
Long-term debt (secured and guaranteed), net of current portion(1)	16,798	16,798	—

Total debt	34,868	76,420	—

Stockholders' equity:
Common stock, $0.01 par value; 100 million shares authorized; issued and outstanding: 22,250,000 actual, 32,250,000 as adjusted for this offering	223	223	323
Additional paid-in capital	14,636	—	137,400
Retained earnings	16,841	(3,523)	(3,523)

Total stockholders' equity	31,700	(3,300)	134,200

Total capitalization	66,568	73,120	134,200

(1)
Please refer to the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facilities" for a discussion of security and guarantees.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after the completion of this offering.

        As of June 30, 2005, as adjusted for the common stock purchase and changes in indebtedness, we had net tangible book value of $(3.3) million, or $(0.15) per share. After giving effect to the sale of 10,000,000 shares of common stock at an assumed initial public offering price of $15.00 per share (representing the midpoint of the price range shown on the cover of this prospectus), our pro forma net tangible book value as of June 30, 2005 would have been $134.2 million, or $4.16 per share. This represents an immediate appreciation in net tangible book value of $4.31 per share to the existing shareholder and an immediate dilution of net tangible book value of $10.84 per share to new investors. Dilution per share to new investors would be $10.40 if the underwriters exercise their over-allotment option in full.

        The following table illustrates the pro forma per share dilution as of June 30, 2005, assuming that the underwriters do not exercise their over-allotment option:

Initial public offering price per share	$15.00
Net tangible book value per share as of June 30, 2005	$(0.15)
Increase in net tangible book value attributable to new investors in this offering	$4.31
Pro forma net tangible book value per share after giving effect to this offering	$4.16
Dilution per share to new investors	$10.84

        Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share.

        The following table summarizes, on a pro forma basis as of June 30, 2005, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holder of shares of common stock and by you in this offering, based upon an assumed initial public offering price of $15.00 per share (representing the midpoint of the price range shown on the cover of this prospectus) and assuming that the underwriters do not exercise their over-allotment option.

	Pro Forma Shares Outstanding
			Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholder	22,250,000	69.0%	$(3,300,000)	(2.2)%	$(0.15)
New investors	10,000,000	31.0%	$150,000,000	102.2%	$15.00

Total	32,250,000	100.0%	$146,700,000	100.0%	$4.55

SELECTED COMBINED AND CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our selected combined and consolidated financial data and other data of our Company. Our Company was formed on June 6, 2005. For the purposes of this prospectus, all financial and other information gives retroactive effect to the Acquisition, since the Acquisition took place under circumstances in which all entities involved were under common control. The selected combined and consolidated balance sheet data in the table as of December 31, 2003 and 2004 and the selected combined and consolidated income statement data for the three years ended December 31, 2004 are derived from our audited combined and consolidated financial statements. The selected combined and consolidated balance sheet data as of June 30, 2005 and the selected combined and consolidated income statement data for the six months ended June 30, 2004 and 2005 are derived from our unaudited interim combined and consolidated financial statements. We refer you to the footnotes to our combined and consolidated financial statements for a discussion of the basis on which our combined and consolidated financial statements are presented. We have not included financial information as of, and for the years ended December 31, 2000 and 2001, due to the unreasonable effort and expense of preparing such information. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2005. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined and consolidated financial statements, related notes and other financial information included herein.

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands of U.S. dollars, except for share and per share data)
Income Statement Data:
Sales of marine petroleum products	147,989	210,953	247,436	126,442	191,525
Voyage revenues	370	8,100	14,983	6,560	5,427
Other revenues	799	1,126	593	211	340

Total revenues	149,158	220,179	263,012	133,213	197,292

Cost of marine petroleum products sold	139,765	191,540	222,439	113,685	175,287
Salaries, wages and related costs	1,549	3,581	5,052	2,064	4,048
Vessel hire charges	3,392	3,390	2,436	1,553	196
Depreciation	307	809	1,545	588	1,070
Amortization of drydocking costs	37	240	386	171	236
Management fees	206	513	183	91	91
Other operating expenses	3,078	9,043	12,349	5,439	6,971

Operating income	824	11,063	18,622	9,622	9,393

Interest and finance costs	(161)	(425)	(944)	(292)	(800)
Interest income	14	90	13	5	15
Foreign exchange losses, net	(15)	(78)	(68)	(21)	43
Income taxes	—	(6)	(6)	(3)	(3)

Net income	662	10,644	17,617	9,311	8,648

Earnings per share (basic and diluted) (U.S. dollars)	0.03	0.48	0.79	0.42	0.39

Weighted average number of shares (basic and diluted)	22,250,000	22,250,000	22,250,000	22,250,000	22,250,000

Dividends declared per share (U.S. dollars)	—	0.33	0.38	0.16	0.07

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	432	1,872	3,280	6,738	2,468
Total assets	32,392	39,558	78,573	58,903	108,513
Total debt	6,804	13,896	26,689	21,653	34,868
Total liabilities	32,077	33,968	54,112	42,385	76,813
Total stockholders' equity	315	5,590	24,461	16,518	31,700
Other Financial Data:
Gross spread on marine petroleum products(1)	8,224	19,413	24,997	12,757	16,238
Gross spread per metric ton of marine fuel sold (U.S. dollars)(1)	8.3	17.3	21.1	20.0	21.9
Net cash provided by (used in) operating activities	(1,104)	4,206	17,333	8,097	(1,437)
Net cash used in investing activities	5,224	4,132	29,360	12,389	6,000
Operating Data:
Sales volume of marine fuel (metric tons)(2)	983,854	1,109,887	1,169,430	631,192	736,299
Number of service centers, end of period(3)	3.0	3.0	3.0	3.0	4.0
Number of bunkering tankers, end of period(4)	2.0	4.0	9.0	6.0	9.0
Average number of bunkering tankers(4)(5)	2.0	3.7	6.8	5.1	9.0

(1)
Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold, i.e., the amount we pay our suppliers for those products. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related party physical supplier, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customer.

  Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products	8,224	19,413	24,997	12,757	16,238
Less: Sales of lubricants	(910)	(1,500)	(3,471)	(1,818)	(1,568)
Add: Cost of lubricants sold	842	1,300	3,097	1,685	1,451

Gross spread on marine fuel	8,156	19,213	24,623	12,624	16,121

Sales volume of marine fuel (metric tons)	983,854	1,109,887	1,169,430	631,192	736,299
Gross spread per metric ton of marine fuel sold (U.S. dollars)	8.3	17.3	21.1	20.0	21.9

        The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands of U.S. dollars)
Gross spread on marine petroleum products	8,224	19,413	24,997	12,757	16,238
Add: Voyage revenues	370	8,100	14,983	6,560	5,427
Add: Other revenues	799	1,126	593	211	340
Less: Salaries, wages and related costs	(1,549)	(3,581)	(5,052)	(2,064)	(4,048)
Less: Vessel hire charges	(3,392)	(3,390)	(2,436)	(1,553)	(196)
Less: Depreciation	(307)	(809)	(1,545)	(588)	(1,070)
Less: Amortization of drydocking costs	(37)	(240)	(386)	(171)	(236)
Less: Management fees	(206)	(513)	(183)	(91)	(91)
Less: Other operating expenses	(3,078)	(9,043)	(12,349)	(5,439)	(6,971)

Operating income	824	11,063	18,622	9,622	9,393

  The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

  Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries or vessel depreciation) or other costs of doing business.

  For all periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin. For further discussion please refer to the section of this prospectus entitled "Related Party Transactions."

(2)
The sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator. For the years ended December 31, 2003 and 2004 and for the six months ended June 30, 2004 and 2005, the sales volume of marine fuel includes the volume of sales made to the United States Navy, which individually accounted for approximately 25% and 24% of our total revenues for the years ended December 31, 2003 and 2004, respectively, and 30% and 7% of our total revenues for the six months ended June 30, 2004 and 2005, respectively.

(3)
The number of service centers includes our physical supply operations in the United Arab Emirates, Gibraltar and Jamaica, as well as Greece, where we conduct operations through our related company. The number of service centers is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period.

(4)
This data does not include our Aframax tanker, the Aegean Hellas, because this vessel is not classified as a bunkering tanker.

(5)
Average number of bunkering tankers is the number of bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.

UNAUDITED PROFORMA CONDENSED COMBINED AND
CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited proforma condensed combined and consolidated financial data, which we refer to as the unaudited proforma financial data, give effect to the repurchase by us of 8% of our common stock, this initial public offering of our common stock and the application of the proceeds therefrom. The unaudited pro forma financial data are based on the assumptions set forth in the notes thereto. We refer to these transactions as the common stock repurchase and this offering.

        The information shown below should be read in conjunction with our historical combined and consolidated financial statements, including the notes thereto, which are included in this prospectus and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The unaudited proforma condensed combined and consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of:

    •
    our combined and consolidated financial position or results of operations that would have been realized had the common stock repurchase and this offering been effective during the periods presented; or

    •
    our consolidated financial position or results of operations in the future.

        Upon consummation of the common stock repurchase and this offering, our actual financial position and results of operations will differ, perhaps materially, from the proforma amounts reflected herein due to a variety of factors, including changes in operating results between the dates of the proforma financial information and the time that these transactions are consummated, and thereafter, as well as the factors discussed in the section of this prospectus entitled "Risk Factors."

        The unaudited proforma condensed combined and consolidated statements of operations for the year ended December 31, 2004 and for the six months ended June 30, 2005 give effect to the common stock repurchase and this offering as if they had been consummated on January 1, 2004. The unaudited proforma condensed combined and consolidated balance sheet gives effect to the common stock repurchase and this offering as if they had been consummated on June 30, 2005. The proforma adjustments give effect to events that are considered to be directly attributable to the common stock repurchase and this offering, are factually supportable, and are expected to have a continuing impact.

Aegean Marine Petroleum Network Inc.
Unaudited Proforma Condensed Combined and Consolidated Balance Sheet
as of June 30, 2005

(Expressed in thousands of U.S. dollars — except for share and per share data)

	Actual	Proforma Adjustments	Notes	Proforma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,468	67,632	1	70,100
Accounts receivables, net of allowance for doubtful accounts of $982	54,151			54,151
Inventories	4,087			4,087
Prepayments and other current assets	2,829			2,829
Restricted cash	812			812

Total current assets	64,347	67,632		131,979

FIXED ASSETS:
Advances for vessels under construction and related costs	5,100			5,100

Vessels, cost	40,773			40,773
Vessels, accumulated depreciation	(4,393)			(4,393)

Vessels' net book value	36,380			36,380

Other fixed assets, net	1,138			1,138

Total fixed assets	42,618			42,618
NON-CURRENT ASSETS:
Deferred charges, net	1,299	(122)	2	1,177
Other non-current assets	249			249

Total assets	108,513	67,510		176,023

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term borrowings, including current portion of long-term debt	18,070	35,000	3	—
		(53,070)	1	—
Trade payables	40,890			40,890
Accrued and other current liabilities	1,016			1,016

Total current liabilities	59,976	(18,070)		41,906

LONG-TERM DEBT, net of current portion	16,798	(16,798)	1	—

NON-CURRENT LIABILITIES	39			39

STOCKHOLDERS' EQUITY:
Common stock, $0.01 par value	223	100	1	323
Additional paid-in capital	14,636	(14,636)	3	137,400
		137,400	1
Retained earnings	16,841	(20,364)	3	(3,645)
		(122)	2

Total stockholders' equity	31,700	102,378		134,078

Total liabilities and stockholders' equity	108,513	67,510		176,023

Aegean Marine Petroleum Network Inc.
Unaudited Proforma Condensed Combined and Consolidated Statement of Operations
for the Year Ended December 31, 2004

(Expressed in thousands of U.S. dollars — except for share and per share data)

	Actual	Proforma Adjustments	Notes	Proforma
REVENUES:	263,012			263,012

OPERATING EXPENSES:
Cost of marine petroleum products sold	222,439			222,439
Salaries, wages and related costs	5,052			5,052
Vessel hire charges	2,436			2,436
Depreciation	1,545			1,545
Amortization of drydocking costs	386			386
Management fees	183			183
Other operating expenses	12,349			12,349

Total operating expenses	244,390			244,390

Operating income	18,622			18,622

OTHER INCOME/(EXPENSE):
Interest and finance costs	(944)	944	4	—
Interest income	13			13
Foreign exchange losses, net	(68)			(68)

	(999)	944		(55)

Income before provision for income taxes	17,623			18,567
Income taxes	(6)			(6)

Net income	17,617	944		18,561

Earnings per common share, basic and diluted (excluding shares issued in this offering for general corporate purposes) (U.S. dollars)	0.79		5	0.75

Weighted average number of common shares, basic and diluted	22,250,000	2,535,900	5	24,785,900

Aegean Marine Petroleum Network Inc.
Unaudited Proforma Condensed Combined and Consolidated Statement of Operations
for the Six Month Period Ended June 30, 2005

(Expressed in thousands of U.S. dollars — except for share and per share data)

	Actual	Proforma Adjustments	Notes	Proforma
REVENUES:	197,292			197,292

OPERATING EXPENSES:
Cost of marine petroleum products sold	175,287			175,287
Salaries, wages and related costs	4,048			4,048
Vessel hire charges	196			196
Depreciation	1,070			1,070
Amortization of drydocking costs	236			236
Management fees	91			91
Other operating expenses	6,971			6,971

Total operating expenses	187,899			187,899

Operating income	9,393			9,393

OTHER INCOME/(EXPENSE):
Interest and finance costs	(800)	800	4	—
Interest income	15			15
Foreign exchange losses, net	43			43

	(742)	800		58

Income before provision for income taxes	8,651	800		9,451
Income taxes	(3)			(3)

Net income	8,648	800		9,448

Earnings per common share, basic and diluted (excluding shares issued in this offering for general corporate purposes) (U.S. dollars)	0.39		5	0.38

Weighted average number of common shares, basic and diluted	22,250,000	2,535,900	5	24,785,900

Notes to the unaudited proforma condensed combined and consolidated financial statements:

1.
Reflects the issuance of 10,000,000 shares of common stock in this offering and the application of the proceeds thereof to repay indebtedness that we incurred to fund the repurchase of 8% of our common stock and all indebtedness outstanding as of June 30, 2005.

The proceeds of the offering and the application thereof were computed as follows:

(In thousands of U.S. dollars, unless otherwise stated)
Proceeds: 100,000,000 at an assumed offering price of $15.00 per share	150,000
Less: Underwriting discount	(10,500)
Estimated offering expenses	(2,000)

Net offering proceeds (A)	137,500

Application of proceeds:
Repurchase of 8% of our common stock (B)	35,000
Repayment of indebtedness outstanding as of June 30, 2005 (C)	34,868
Cash (A-B-C)	67,632

Net offering proceeds	137,500

2.
Reflects the elimination of deferred debt issuance costs upon repayment of all outstanding indebtedness with proceeds from this offering.

3.
Reflects the incurrence of debt in the principal amount of $35 million, the use of proceeds of that debt to repurchase 8% of our issued and outstanding common stock prior to this offering, and cancellation of the repurchased stock.

4.
Reflects the elimination of interest costs and charges for amortization of deferred debt issuance costs following repayment of all outstanding indebtedness with proceeds from this offering.

5.
The number of shares issued in this offering of common stock to be included in computing proforma earnings per share is that number whose proceeds are being reflected in proforma adjustments in the condensed combined and consolidated statement of operations. The proforma adjustments in the condensed combined and consolidated statement of operations are the elimination of historic interest expense (See Note 2, above). Accordingly, the only shares issued in this offering that are included in the computation of proforma earnings per share are those whose proceeds are to be used to repay indebtedness outstanding as of June 30, 2005. The number of shares to be issued for this purpose was calculated as follows:

(In thousands of U.S. dollars, unless otherwise stated)
Actual indebtedness outstanding as of June 30, 2005	34,868
Underwriting discount	2,663
Estimated offering expenses(1)	507
Gross proceeds to repay indebtedness outstanding as of June 30, 2005	38,038

Assumed initial public offering price (U.S. dollars)	15.00
Assumed number of shares of common stock to be issued to repay indebtedness outstanding as of June 30, 2005	2,535,900

(1)
Computed on a pro rata basis assuming offering expenses of $2,000 in total for an offering with total net proceeds of $137,500.

The number of shares included in the calculations of earnings per share were determined as follows:

Weighted average number of shares outstanding for the year ended December 31, 2004 and the six month period ended June 30, 2005 (basic and diluted)	22,250,000
Assumed number of shares of common stock to be issued in this offering, for the repayment of debt outstanding as of June 30, 2005	2,535,900

Assumed number of shares to be included in the calculation of earnings per common share, for the year ended December 31, 2004 and the six month period ended June 30, 2005 (basic and diluted)	24,785,900

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with our combined and consolidated financial statements, the related notes, and the other financial and other information included in this prospectus. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ from those contained in the forward-looking statements and such differences may be material. Please read "Cautionary Statement Regarding Forward-Looking Statements" for additional information regarding forward-looking statements used in this prospectus. Reference in the following discussion to "our" and "us" refer to the operations of our Company and our subsidiaries, except where the context otherwise indicates or requires.

General

        We are an independent physical supplier and marketer of refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels to a broad base of end customers. With service centers in Greece, Gibraltar, the United Arab Emirates and Jamaica, we believe that we are one of a limited number of independent physical suppliers that owns and operates a fleet of bunkering tankers in multiple jurisdictions. We presently own a fleet of seven double hull and two single hull bunkering tankers with an average carrying capacity of approximately 4,700 dwt. We also own one single hull Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt. We provide fueling services to virtually all types of ocean-going vessels and many types of coastal vessels, such as oil tankers, container ships, drybulk carriers, cruise ships, naval vessels and ferries. Our customers include a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users, including the United States Navy. We are a newly formed Marshall Islands holding company. We conduct our business through operating subsidiaries that were previously separate, privately-held related entities under common ownership, control and management.

        We intend to expand our global presence and refined marine petroleum products delivery capability. In furtherance of this objective, we expect to open a new service center in Turkey before the end of 2005 and plan to establish other service centers throughout the world during the next several years. Furthermore, as we expand our global presence, we plan to acquire an additional 15 new and six secondhand double hull bunkering tankers.

        We sell marine petroleum products to customers primarily at a margin over PLATTS prices (market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We, generally, do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date. We remain responsible for securing the supply of marine fuel from the supplier and for delivering the marine fuel to the customer's vessel.

        We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices and take deliveries of the products on the day of, or few days prior to, the delivery of the products to the customer's vessel. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

        We are responsible for paying our tankers' operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other miscellaneous expenses.

Factors Affecting Our Results of Operations

        We believe that the important measures for analyzing trends in our results of operations consist of the following:

  •
  Sales volume of marine fuel.    We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.

  •
  Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold.    Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold, i.e., the amount we pay our suppliers for those products. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related party physical supplier, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customer.

        Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products	8,224	19,413	24,997	12,757	16,238
Less: Sales of lubricants	(910)	(1,500)	(3,471)	(1,818)	(1,568)
Add: Cost of lubricants sold	842	1,300	3,097	1,685	1,451

Gross spread on marine fuel	8,156	19,213	24,623	12,624	16,121

Sales volume of marine fuel (metric tons)	983,854	1,109,887	1,169,430	631,192	736,299
Gross spread per metric ton of marine fuel sold (U.S. dollars)	8.3	17.3	21.1	20.0	21.9

        The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands of U.S. dollars)
Gross spread on marine petroleum products	8,224	19,413	24,997	12,757	16,238
Add: Voyage revenues	370	8,100	14,983	6,560	5,427
Add: Other revenues	799	1,126	593	211	340
Less: Salaries, wages and related costs	(1,549)	(3,581)	(5,052)	(2,064)	(4,048)
Less: Vessel hire charges	(3,392)	(3,390)	(2,436)	(1,553)	(196)
Less: Depreciation	(307)	(809)	(1,545)	(588)	(1,070)
Less: Amortization of drydocking costs	(37)	(240)	(386)	(171)	(236)
Less: Management fees	(206)	(513)	(183)	(91)	(91)
Less: Other operating expenses	(3,078)	(9,043)	(12,349)	(5,439)	(6,971)

Operating income	824	11,063	18,622	9,622	9,393

        The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

        Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries or vessel depreciation) or other costs of doing business.

  •
  Number of service centers.    Our service centers include our physical supply operations in the United Arab Emirates, Gibraltar and Jamaica, as well as in Greece, where we conduct operations through our related company. The number of service centers that we maintain is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period.

  •
  Average number of bunkering tankers.    We define our average number of bunkering tankers as the number of bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. The average number of bunkering tankers is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

        The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of bunkering tankers for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands of U.S. dollars, unless otherwise stated)
Sales volume of marine fuel (metric tons)	983,854	1,109,887	1,169,430	631,192	736,299
Gross spread on marine petroleum products	8,224	19,413	24,997	12,757	16,238
Gross spread per metric ton of marine fuel sold (U.S. dollars)	8.3	17.3	21.1	20.0	21.9
Number of service centers, end of period	3.0	3.0	3.0	3.0	4.0
Average number of bunkering tankers	2.0	3.7	6.8	5.1	9.0

Sales of Marine Petroleum Products and Gross Spread on Marine Petroleum Products

        Our sales of marine petroleum products and gross spread on marine petroleum products consist of the sales revenue and gross spread that we generate on sales of marine fuel and lubricants.

        Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of bunkering tankers in our fleet, our sales prices and our credit terms and credit control process. The cost of marine petroleum products sold is driven primarily by availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

  •
  our entrance into new markets;

  •
  our purchasing methods of marine petroleum products;

  •
  our marketing strategy;

  •
  our vessel acquisitions and disposals;

  •
  PLATTS prices (market prices);

  •
  conditions in the international shipping and the marine fuel supply industries;

  •
  regulation of the marine fuel supply industry;

  •
  regulation of the tanker industry;

  •
  levels of supply of and demand for marine petroleum products;

  •
  levels of competition; and

  •
  other factors affecting our industry.

        The following table reflects our growth in sales of marine petroleum products in each of our service centers for the periods indicated. Our service centers include our physical supply operations in Gibraltar, the United Arab Emirates and Jamaica, as well as Greece, where we conduct operations through our related company. The sales of marine petroleum products attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands of U.S. dollars)
Greece(1)	40,898	87,699	97,204	56,437	51,394
Gibraltar(1)	55,735	58,428	74,657	32,858	63,843
United Arab Emirates(1)	37,902	53,069	64,828	31,080	47,583
Jamaica(1)(2)	—	—	—	—	25,383
Other sales(3)	13,454	11,757	10,747	6,067	3,322

Total	147,989	210,953	247,436	126,442	191,525

(1)
Excludes sales of lubricants which are included in other sales.

(2)
We commenced operations in Jamaica on March 1, 2005.

(3)
Includes sales of marine fuel not attributed to any of our service centers and sales of lubricants worldwide.

        The United States Navy was a significant customer from February 1, 2003 to December 31, 2004. Our sales of marine petroleum products to the United States Navy amounted to $55.3 million and $64.2 million for the years ended December 31, 2003 and 2004, representing 25.1% and 24.4% of our total revenues, respectively and $40.6 million and $14.7 million for the six months ended June 30, 2004 and 2005, representing 30.5% and 7.5% of our total revenues, respectively. We also sell marine petroleum products to vessel-owning related companies. Such sales amounted to $4.7 million, $8.5 million and $7.6 million for the years ended December 31, 2002, 2003 and 2004, respectively and $4.0 million and $3.3 million for the six months ended June 30, 2004 and 2005, respectively.

        Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchased marine petroleum products from our related company, Aegean Oil, which charged us its actual cost of the marine petroleum products plus a margin. On some occasions in the past, we made spot purchases of marine petroleum products from our related company, Golden Sun Marine Corp. We believe the amounts we paid to our related companies are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. Effective June 1, 2005, we ceased purchasing marine petroleum products from Golden Sun Marine Corp. We expect to continue to purchase marine petroleum products from Aegean Oil under our new long-term contract. For further discussion of our marine petroleum products purchases from related companies, please refer to the section of this prospectus entitled "Related Party Transactions."

        The following table reflects our cost of marine petroleum products sold incurred from third party suppliers and from our related company suppliers for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
		(in thousands of U.S. dollars)
Third-party suppliers	106,960	132,726	165,991	82,825	136,307
Related company suppliers	32,805	58,814	56,448	30,860	38,980

Total	139,765	191,540	222,439	113,685	175,287

        We seek to increase our sales of marine petroleum products and our gross spread on marine petroleum products through expansion into new markets, acquisitions of double hull bunkering tankers and the diversification and further optimization of purchasing methods.

Voyage Revenues

        Our voyage revenues are primarily derived from time and voyage charters of our only non-bunkering tanker, the Aegean Hellas, which is a single hull Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt. We purchased this tanker with the initial intention of strategically positioning it at one of the ports that we serve as a floating storage facility. However, due to the currently favorable daily charter rates for Aframax tankers, we are deploying this vessel for hire in the international spot market and plan to do so until December 28, 2008, the date of its mandatory phase-out. Voyage revenues of the Aegean Hellas are driven primarily by the number of operating days and the amount of daily charter hire rates, which, in turn, are affected by a number of factors, including the duration of the charter, the age, condition and specification of the vessel and the levels of supply and demand in the tanker shipping industry.

        The voyage revenue of the Aegean Hellas has grown significantly in recent periods due to increases in spot market charter rates. We do not expect this trend to continue. We expect voyage revenue to decrease due to the age of the Aegean Hellas, which was built in 1982. We believe our ability to command high daily charter hire rates and our ability to find full-time employment for this vessel will gradually diminish over time.

        We have entered into newbuilding contracts for the construction of two new double hull petroleum products tankers with roll-on roll-off facilities for fuel trucks, which we call specialty tankers, and we have an option to build four additional specialty tankers. We currently plan to exercise these options. These tankers are being constructed to make efficient and effective distribution of gasoline and other refined petroleum products to island economies. We currently intend to position these tankers in the Greek Islands where we expect to charter them to owners of gasoline stations in Greece, including major oil companies, state-owned refineries and independent physical suppliers of gasoline and related products. We expect that voyage revenues will increase once the first specialty tanker is delivered to us and placed into service.

Salaries, Wages and Related Costs

        We employ salaried employees at our office in Greece and at each of our service centers. Furthermore, we employ crews for our bunkering tankers under short-term contracts. The majority of our salaries, wages and related costs are for our salaried employees and vessel crews. Costs relating to our salaried employees are mainly incurred at our office in Greece where most of our sales and marketing, operations, technical, accounting and finance departments are located. We maintain a minimal number of salaried employees at our service centers in Gibraltar, the United Arab Emirates and Jamaica. At our service centers, we typically employ a local operations manager and staff to support the logistical aspects of our operations.

        The following table reflects salaries, wages and costs related to our crews and salaried employees.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands of U.S. dollars)
Crews	715	2,335	3,611	1,458	2,813
Salaried employees	834	1,246	1,441	606	1,235

Total	1,549	3,581	5,052	2,064	4,048

        Our salaries, wages and related costs have grown over the past several years mainly due to the increase in crew wages as we added bunkering tankers to our fleet. We expect that the amount of salaries, wages and related costs will continue to increase as a result of the opening of our service center in Turkey, our further expansion into new markets and acquisitions of additional double hull bunkering tankers.

Vessel Hire Charges

        From time to time we have chartered bunkering tankers from related vessel-owning companies. We have chartered bunkering tankers in order to meet the increased levels of demand for our services at a time when our own vessels were operating at full capacity, or for special situations. We believe that the amounts paid to our related vessel-owning companies are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. For further discussion please refer to the section of this prospectus entitled "Related Party Transactions."

        Our vessel hire charges have decreased over the past several years mainly due to the increase in the average number of bunkering tankers that we own. We expect that the amount of our vessel hire charges will primarily depend on the magnitude of our future engagements with the United States Navy in Greece. Our contracts with the United States Navy require us to fuel naval vessels using Greek-owned bunkering tankers which we do not currently own.

Depreciation

        The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. We expect that these charges will continue to increase primarily as a result of our planned acquisitions of additional bunkering tankers.

Other Operating Expenses

        Other operating expenses primarily include the voyage costs of our Aframax tanker and the operating expenses of all our vessels, including the cost of insurance, expenses relating to repairs and maintenance (which does not include amortization of drydocking costs), the cost of spares and consumable stores, consumption of marine petroleum products and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of additional bunkering tankers.

        Other operating expenses also include expenses relating to rent, communal charges, advertising, public relations and auditing and legal fees. We expect these expenses to increase further as we enter new markets and as a result of our transformation from a privately-held business to a publicly-traded company.

        Finally, other operating expenses include a provision for doubtful accounts. We believe that our provision for doubtful accounts has been relatively low in the past several years due to our effective credit control process. As we expand our operations across the globe, we expect our provision for doubtful accounts to increase concurrently with our revenues.

Management Fees

        We have historically paid our related company Aegean Shipping Management S.A., or Aegean Shipping Management, our previous fleet manager which is a related company, owned and controlled by members of Mr. Melisanidis' family, a fixed management fee per month for each vessel in our operating fleet in exchange for providing our bunkering tankers and Aframax tankers with strategic, technical and commercial management services in connection with the deployment of our fleet. On January 1, 2004, our subsidiary, Aegean Bunkering Services Inc., assumed the role of fleet manager for our bunkering tankers. However, Aegean Shipping Management, remains the manager of our Aframax tanker. We believe the amounts we paid and continue to pay to our related company manager are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. For further discussion please refer to the section of this prospectus entitled "Related Party Transactions."

Interest and Finance Costs

        We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with this offering, we intend to repay all of our outstanding indebtedness; however, we, expect to incur interest expense and financing costs under our new senior secured credit facility, which we intend to enter into in order to finance future working capital requirements. We intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time from our cash flows from operations. Furthermore, if we decide to purchase other vessels or pursue other projects in the future, we may consider strategic debt or equity financing options at that time.

Income Taxes

        Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels' registration, our vessel-owning companies are not subject to tax on shipping income.

        Our principal operating subsidiary, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid. If AMP were subject to Liberian tax, it would be subject to tax at a rate of 35% on its worldwide income, and dividends it pays to us would be subject to a withholding tax at rates ranging from 15% to 20%.

        Furthermore, AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek law 89/67, as interpreted by Greek law 378/68, AMP is exempt from Greek income tax, as well as any other tax, charge or contribution, on income derived from transactions worldwide in petroleum products, lubricants and similar commodities. These activities were approved by the relevant Greek administrative authority that granted the establishment license for AMP. This exemption is scheduled to expire on December 31, 2005.

        New tax legislation has been introduced in the Greek Parliament providing that branch offices of foreign commercial and industrial enterprises already established in Greece under Law 89/67 may continue to operate in Greece and be taxed on a cost plus basis. More particularly, the new legislation in its current draft form provides that the gross income of a branch office governed by the new legislation will be determined by applying a profit percentage (which may not be less than 5% and will be determined by a Ministerial Decision issued specifically for each office) to its total expenses and depreciation, excluding corporate income tax. All the expenses on which the profit percentage applies shall be deducted from the gross income for corporate income tax purposes. The taxable profits of a branch office as determined under this formula will be subject to the applicable Greek income tax rate, which for income earned in 2006 is 29%.

        We believe that, if this proposed legislation is enacted into law in the form in which it was introduced, AMP would continue to have no liability for any material amount of Greek income tax. There can be no assurance that the new tax legislation will be enacted, or that it will be enacted in the form in which it was introduced. Without the statutory exemption of Greek law 89/67 or an equivalent alternative, AMP would be subject to an effective Greek income tax of 29% on its income derived from Greek sources if it is not managed and controlled in Greece, and on its worldwide income if it is managed and controlled in Greece. Had AMP been subject to this 29% tax on its worldwide income during 2004 and the first six months of 2005, such tax would have been approximately $3.6 million and $2.0 million, and our net income would have decreased by $3.6 million to $14.0 million and $2.0 million to $6.6 million for those periods, respectively.

        In the event the new tax legislation is not enacted, or enacted in a form we believe is unfavorable to us, we will consider alternative arrangements. However, any such alternative arrangements may be less favorable to us than the current statutory exemption.

        In the past, our corporate income tax exposure related only to our subsidiary, Aegean Bunkering (Gibraltar) Ltd., in Gibraltar. In the future, we anticipate that our corporate income tax exposure may also relate to our subsidiaries incorporated in the jurisdictions where our service centers and marketing offices are located.

        Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes, and other taxes. We do not pay a material amount of tax in any jurisdiction in which we operate.

Results of Operations

        The following table summarizes components of our results of operations as percentages of total revenues for the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005.

	Year Ended December 31,						Six Months Ended June 30,
	2002		2003		2004		2004		2005
	(in millions of U.S. dollars)
Results of Operations
Total revenues	$149.2	100.0%	$220.2	100.0%	$263.0	100.0%	$133.2	100.0%	$197.3	100.0%
Sales of marine petroleum products	148.0	99.2	211.0	95.8	247.4	94.1	126.4	94.9	191.5	97.1
Cost of marine petroleum products sold	(139.8)	(93.7)	(191.5)	(87.0)	(222.4)	(84.6)	(113.7)	(85.4)	(175.3)	(88.8)
Voyage revenues	0.4	0.3	8.1	3.7	15.0	5.7	6.6	5.0	5.4	2.7
Salaries, wages and related costs	(1.5)	(1.0)	(3.6)	(1.6)	(5.0)	(1.9)	(2.1)	(1.6)	(4.0)	(2.0)
Vessel hire charges	(3.4)	(2.3)	(3.4)	(1.5)	(2.4)	(0.9)	(1.6)	(1.2)	(0.2)	(0.1)
Depreciation expense	(0.3)	(0.2)	(0.8)	(0.4)	(1.5)	(0.6)	(0.6)	(0.5)	(1.1)	(0.6)
Management fees	(0.2)	(0.1)	(0.5)	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Other operating expenses	(3.1)	(2.1)	(9.0)	(4.1)	(12.3)	(4.7)	(5.4)	(4.1)	(7.0)	(3.5)
Interest and finance costs	(0.2)	(0.1)	(0.4)	(0.2)	(0.9)	(0.3)	(0.3)	(0.2)	(0.8)	(0.4)
Net income	$0.7	0.4%	$10.6	4.8%	$17.6	6.7%	$9.3	7.0%	$8.6	4.4%

Six months ended June 30, 2005 compared to the six months ended June 30, 2004

        Sales of Marine Petroleum Products.    Sales of marine petroleum products increased by $65.1 million, or 51.5%, to $191.5 million for the six months ended June 30, 2005, compared to $126.4 million for the same period in 2004. Of the total increase in sales of marine petroleum products, $27.1 million was attributable to an increase in sales volume of marine fuel (using average prices for the six months ended June 30, 2005) and $38.2 million was attributable to a 30.7% increase in the average price of marine fuel (using sales volumes for the six months ended June 30, 2004), offset by a $0.2 million decrease in the sales of lubricants. Sales volumes of marine fuel increased by 105,107 metric tons, or 16.7%, to 736,299 metric tons for the six months ended June 30, 2005, compared to 631,192 metric tons for the same period in 2004 due to additional volume of sales of marine fuel in Gibraltar, the United Arab Emirates and due to sales of marine fuel in our new service center in Jamaica which commenced operations on March 1, 2005. Total sales volumes in Greece, however, decreased for the six months ended June 30, 2005 as compared to the same period in 2004 mainly due to the reduction of sales to the United States Navy. Nevertheless, sales volumes in Greece excluding sales to the United States Navy increased by 63.3% for the six months ended June 30, 2005 as compared to the same period in 2004. The reduction of sales to the United States Navy was due to decreased United States Navy activity in Crete in 2005. While we cannot predict shifts in the United States Navy's requirements, given the current climate, we do not expect our sales to the United States Navy to significantly increase in the short-term. Our increased volume of sales in Gibraltar, the United Arab Emirates and Greece (excluding sales to the United States Navy) is mainly attributable to improved market conditions. The increase in the average price of marine fuel is primarily due to the increase in worldwide oil and gas prices.

        Gross Spread on Marine Petroleum Products.    Gross spread on marine petroleum products increased by $3.5 million, or 27.6%, to $16.2 million for the six months ended June 30, 2005, compared to $12.7 million for the same period in 2004. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel and from the increased gross spread per metric ton of marine fuel sold on such volumes. Our gross spread per metric ton of marine fuel sold during the six months ended June 30, 2005 increased 9.5% to $21.9 from $20.0 during the six months ended June 30, 2004. The increase in our gross spread per metric ton of marine fuel sold resulted from the effective implementation of our pricing policies, marketing efforts and purchasing methods. We priced our products near or at spot prices which allowed us to increase our margins during a period in which spot prices rose. We believe that our marketing efforts increased customer demand and allowed us to achieve higher margin sales. We also purchased more products on favorable terms such as average cost pricing or discounted pricing. Finally, macroeconomic factors, such as the increase in worldwide trade and the general increase in oil and gas prices, also contributed to the increase of our gross spread per metric ton. These factors were partially offset by a lower proportion of sales to the United States Navy, which have generally exhibited favorable margins, during the six months ended June 30, 2005 versus the same period in 2004.

        Voyage Revenues.    Voyage revenues decreased by $1.2 million, or 18.2%, to $5.4 million for the six months ended June 30, 2005, compared to $6.6 million for the same period in 2004. The decrease was mainly attributable to a temporary decrease in the daily charter hire rates of our Aframax tanker during the first quarter of 2005. The spot market chartering rates that our Aframax tanker achieved on employment during the second quarter of 2005 significantly increased from those achieved during the first quarter of 2005. We do not expect our voyage revenues in the third and fourth quarters of 2005 to significantly differ from our voyage revenues in the second quarter of 2005.

        Salaries, Wages and Related Costs.    Salaries, wages and related costs increased by $1.9 million, or 90.5%, to $4.0 million for the six months ended June 30, 2005, compared to $2.1 million for the same period in 2004. This increase is mainly due to increased crew costs. The average number of bunkering tankers increased by 3.9, or 76.5%, to 9.0 for the six months ended June 30, 2005, compared to 5.1 for the same period in 2004. Increased crew costs included salaries of our crew on the vessels Aegean Tiffany and Aegean X during January and February 2005. These bunkering tankers commenced revenue-generating operations during March 2005, when they were deployed to our service center in Jamaica. Furthermore, the increase in salaries, wages and related costs is also attributable to salaried employees hired during the six months ended June, 2005, including our Chief Financial Officer, who joined our Company on January 1, 2005, employees hired prior to commencement of operations at our service center in Jamaica, as well as salary increases for our employees at our Greek office.

        Vessel Hire Charges.    Vessel hire charges decreased by $1.4 million, or 87.5%, to $0.2 million for the six months ended June 30, 2005, compared to $1.6 million for the same period in 2004. This decrease is mainly attributable to the reduction of sales of marine petroleum products to the United States Naval vessels at Souda Bay in Crete, Greece, where we are required to deliver marine petroleum products using Greek-owned vessels which we do not own but hire from a related company. Furthermore, the decrease in vessel hire charges is also attributable to the increase in our average number of bunkering tankers, which increased our capacity, thereby allowing us to place less reliance on hired vessels for the delivery of marine petroleum products.

        Depreciation.    Depreciation increased by $0.5 million, or 83.3%, to $1.1 million for the six months ended June 30, 2005, compared to $0.6 million for the same period in 2004. This increase was due to the increase in the average number of bunkering tankers.

        Management Fees.    Management fees amounted to $0.1 million for the six months ended June 30, 2004 and 2005, and were incurred and paid to Aegean Shipping Management, the manager of our Aframax tanker.

        Other Operating Expenses.    Other operating expenses increased by $1.6 million, or 29.6%, to $7.0 million for the six months ended June 30, 2005, compared to $5.4 million for the same period in 2004. Of the total increase in other operating expenses, $1.5 million was attributable to the increase of vessel operating costs (excluding voyage expenses), which include insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products, and $1.4 million was attributable to the increase in other expenses, mainly relating to the overhead costs of our service centers including new costs relating to the establishment of our service center in Jamaica. The total increase in other operating expenses was offset by a $1.3 million decrease in voyage expenses relating to our Aframax tanker, because during the six months ended June 30, 2005 the vessel was mainly hired out under time charter agreements under which the charterer pays for voyage expenses, as compared with the same period in 2004 where our Aframax tanker was mainly hired under voyage charters under which the owner pays for the voyage expenses. We incurred vessel operating costs on the vessels Aegean Tiffany and Aegean X during January and February 2005. These bunkering tankers commenced revenue-generating operations during March 2005, when they were deployed to our service center in Jamaica.

        Interest and Finance Costs.    Interest and finance costs increased by $0.5 million to $0.8 million for the six months ended June 30, 2005, compared to $0.3 million for the same period in 2004. The increase in interest and finance costs is mainly attributable to an increase in our total debt outstanding as a result of debt incurred to partially finance the acquisition costs of three bunkering tankers.

Year ended December 31, 2004 compared to the year ended December 31, 2003

        Sales of Marine Petroleum Products.    Sales of marine petroleum products increased by $36.4 million, or 17.3%, to $247.4 million for the year ended December 31, 2004, compared to $211.0 million for the same period in 2003. Of the total increase in sales of marine petroleum products, $12.4 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2004), $22.0 million was attributable to a 9.5% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2003), and $2.0 million was attributable to the increased sales of lubricants. Sales volumes of marine fuel increased by 59,543 metric tons, or 5.4%, to 1,169,430 metric tons for the year ended December 31, 2004, compared to 1,109,887 metric tons for the same period in 2003 due to additional volume of sales of marine fuel to our new and existing customers, including the United States Navy. Our increased volume of sales is mainly attributable to the enlargement of our bunkering fleet from an average number of bunkering tankers of 3.7 in 2003 to 6.8 in 2004, which provided us with additional operating capacity. The increase in the average price of marine fuel is primarily due to the increase in worldwide oil and gas prices.

        Gross Spread on Marine Petroleum Products.    Gross spread on marine petroleum products increased by $5.6 million, or 28.9%, to $25.0 million for the year ended December 31, 2004, compared to $19.4 million for the same period in 2003. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel and from the increased gross spread per metric ton of marine fuel sold on such volumes. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2004 increased 22.0% to $21.1 from $17.3 during the year ended December 31, 2003. The increase in our gross spread per metric ton of marine fuel sold resulted from the effective implementation of our pricing policies, marketing efforts and purchasing methods. We priced our products near or at spot prices which allowed us to increase our margins during a period in which spot prices rose. We believe that our marketing efforts increased customer demand and allowed us to achieve higher margin sales. We also purchased more products on favorable terms such as average cost pricing or discounted pricing. Finally, macroeconomic factors, such as the increase in worldwide trade and the increase in oil and gas prices, also contributed to the increase of our gross spread on marine petroleum products.

        Voyage Revenues.    Voyage revenues increased by $6.9 million, or 85.2%, to $15.0 million for the year ended December 31, 2004, compared to $8.1 million for the same period in 2003. The increase was mainly attributable to an increase in the daily charter hire rates of our Aframax tanker due to the increase in spot market chartering rates.

        Salaries, Wages and Related Costs.    Salaries, wages and related costs increased by $1.4 million, or 38.9%, to $5.0 million for the year ended December 31, 2004, compared to $3.6 million for the same period in 2003. This increase is mainly due to increased crew costs. The average number of bunkering tankers increased by 3.1, or 83.8%, to 6.8 for the year ended December 31, 2004, compared to 3.7 for the same period in 2003. Furthermore, the increase in salaries, wages and related costs is also attributable to salaried employees of our fleet manager, Aegean Bunkering Services Inc., which commenced operations on January 1, 2004.

        Vessel Hire Charges.    Vessel hire charges decreased by $1.0 million, or 29.4%, to $2.4 million for the year ended December 31, 2004, compared to $3.4 million for the same period in 2003. This decrease is mainly attributable to the increase in our average number of bunkering tankers between 2003 and 2004, which increased our capacity, thereby allowing us to place less reliance on hired out vessels for the delivery of marine petroleum products. During the year ended December 31, 2004, a majority of the vessel hire charges related to our delivery of marine petroleum products to the United States Naval vessels at Souda Bay in Crete, Greece, where we are bound to deliver the marine petroleum products using Greek-owned vessels which we do not own and hire from a related company.

        Depreciation.    Depreciation increased by $0.7 million, or 87.5%, to $1.5 million for the year ended December 31, 2004, compared to $0.8 million for the same period in 2003. This increase was primarily the result of the increased number of vessels following our acquisitions of five bunkering tankers in 2004.

        Management Fees.    Management fees decreased by $0.3 million, or 60.0%, to $0.2 million for the year ended December 31, 2004, compared to $0.5 million for the same period in 2003. This decrease is attributable to the formation of a subsidiary for the purpose of managing our bunkering tankers. Accordingly, in 2004, the only management fee incurred and paid to an outside fleet manager related to our Aframax tanker, which continued to be managed by Aegean Shipping Management.

        Other Operating Expenses.    Other operating expenses increased by $3.3 million, or 36.7%, to $12.3 million for the year ended December 31, 2004, compared to $9.0 million for the same period in 2003. The increase in other operating expenses is primarily due to the increased number of vessels following our acquisitions of five bunkering tankers in 2004. Vessel operating costs, which include voyage expenses, insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products, increased by $3.0 million, to $8.8 million for the year ended December 31, 2004, compared to $5.8 million for the same period in 2003, as a result of the increased number of vessels in our fleet.

        Interest and Finance Costs.    Interest and finance costs increased by $0.5 million to $0.9 million for the year ended December 31, 2004, compared to $0.4 million for the same period in 2003. The increase in interest and finance costs is mainly attributable to an increase in our total debt outstanding. During 2004, total debt increased due to additional debt incurred to partially finance the acquisition costs of five bunkering tankers.

Year ended December 31, 2003 compared to the year ended December 31, 2002

        Sales of Marine Petroleum Products.    Sales of marine petroleum products increased by $63.0 million, or 42.6%, to $211.0 million for the year ended December 31, 2003, compared to $148.0 million for the same period in 2002. Of the total increase in sales of marine petroleum products, $23.8 million was attributable to the increased sales volume of marine fuel (using average prices for the year ended December 31, 2003), $38.6 million was attributable to a 26.2% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2002), and $0.6 million was attributable to the increased sales of lubricants. Sales volumes of marine fuel increased by 126,033 metric tons, or 12.8%, to 1,109,887 metric tons for the year ended December 31, 2004, compared to 983,854 metric tons for the same period in 2003 mainly due to our contract with the United States Navy which commenced during 2003 and due to additional volume of sales of marine fuel to our new and existing customers. Our increased volume of sales is mainly due to the enlargement of our bunkering fleet, from an average number of bunkering tankers of 2.0 in 2002 to 3.7 in 2003, which provided us with additional capacity. The increase in the average price of marine fuel is primarily due to the increase in worldwide oil and gas prices.

        Gross Spread on Marine Petroleum Products.    Gross spread on marine petroleum products increased by $11.2 million to $19.4 million for the year ended December 31, 2003, compared to $8.2 million for the same period in 2002.The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel and from the increased gross spread per metric ton of marine fuel sold on such volumes. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2003 increased by $9.0 to $17.3 from $8.3 during the year ended December 31, 2002. Macroeconomic factors, such as the increase in worldwide trade and the increase in oil and gas prices, contributed to the increase of our gross spread per metric ton of marine fuel sold. The increase in our gross spread on marine petroleum products also resulted from an increase in our sales of marine petroleum products due to the effective implementation of our pricing policies, marketing efforts and purchasing methods. We priced our products near or at spot prices which allowed us to increase our margins during a period in which spot prices rose. We believe that our marketing efforts increased customer demand and allowed us to achieve higher margin sales. We also purchased more products on favorable terms such as average cost pricing or discounted pricing. Finally, the United States Navy contracts also contributed to the increase in our gross spread on marine petroleum products.

        Voyage Revenues.    Voyage revenues increased by $7.7 million to $8.1 million for the year ended December 31, 2003, compared to $0.4 million for the same period in 2002. The increase was mainly attributable to the increase in ownership days of our Aframax tanker from approximately 36 days in 2002 to 365 days in 2003.

        Salaries, Wages and Related Costs.    Salaries, wages and related costs increased by $2.1 million to $3.6 million for the year ended December 31, 2003, compared to $1.5 million for the same period in 2002. This increase is mainly due to increased crew costs. The average number of bunkering tankers increased by 1.7, or 85.0%, to 3.7 for the year ended December 31, 2003, compared to 2.0 for the same period in 2002. Furthermore, crew cost increased following the acquisition of our Aframax tanker on November 26, 2002.

        Vessel Hire Charges.    Vessel hire charges remained unchanged at $3.4 million for the year ended December 31, 2003. We experienced an increase in our average number of bunkering tankers between 2002 and 2003, which increased our capacity, thereby allowing us to place less reliance on hired out vessels for the delivery of marine petroleum products. This increase in our average number of bunkering tankers, however, was mitigated by our entering into contracts for the sale and delivery of marine petroleum products to the United States Naval vessels at Souda Bay in Crete, Greece. Under this contract, we are bound to deliver the marine petroleum products using Greek-owned vessels, which we do not own and hire from our related company.

        Depreciation.    Depreciation increased by $0.5 million to $0.8 million for the year ended December 31, 2003, compared to $0.3 million for the same period in 2002. This increase was primarily the result of the increased number of vessels following our acquisitions of two bunkering tankers in 2003. Furthermore, our Aframax tanker, purchased on November 26, 2002, was depreciated for 36 days in 2002 and 365 days in 2003.

        Management Fees.    Management fees increased by $0.3 million to $0.5 million for the year ended December 31, 2003, compared to $0.2 million for the same period in 2002. This increase is mainly attributable to the increased number of vessels under management by our outside fleet manager, Aegean Shipping Management, following our acquisitions of two bunkering tankers in 2003. Furthermore, our Aframax tanker was also managed by the same manager for 36 days in 2002 and 365 days in 2003.

        Other Operating Expenses.    Other operating expenses increased by $5.9 million to $9.0 million for the year ended December 31, 2003, compared to $3.1 million for the same period in 2002. The increase in other operating expenses is primarily due to the increased number of vessels following our acquisitions of two bunkering tankers in 2003 and due to voyage expenses and operating costs of the Aframax tanker which operated for 36 days in 2002 and 365 days in 2003. Vessel operating costs which include voyage expenses, insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products, increased by $4.5 million, to $5.8 million for the year ended December 31, 2003, compared to $1.3 million for the same period in 2002 as a result of the increased number of vessels in our fleet. The increase in other operating expenses is also partially due to the provision for doubtful accounts which, for the year ended December 31, 2002, was a write-back (gain) of $0.4 million while, for the year December 31, 2003, was an expense of $0.3 million.

        Interest and Finance Costs.    Interest and finance costs increased by $0.2 million to $0.4 million for the year ended December 31, 2003, compared to $0.2 million for the year ended December 31, 2002. The increase in interest and finance costs is attributable to an increase in our total debt outstanding. During 2003, total debt increased due to additional debt incurred to partially finance the acquisition costs of two bunkering tankers.

Contractual Obligations and Commercial Commitments

        The following tables set forth our contractual obligations and commercial commitments as of December 31, 2004 and as of June 30, 2005:

As of December 31, 2004	Within One Year	One To Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)
Long-term bank debt (excluding interest)(1)	4.8	5.2	5.0	7.7	22.7
Short-term borrowings (excluding interest)(1)	4.0	—	—	—	4.0
Minimum purchase commitments(2)	34.1	—	—	—	34.1

Total	42.9	5.2	5.0	7.7	60.8

As of June 30, 2005	Within One Year	One To Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)
Newbuilding contracts — Bunkering Tankers(3)	13.1	61.6	3.7	—	78.4
Newbuilding contracts — Specialty Tankers(4)	6.6	9.8	—	—	16.4
Long-term bank debt (excluding interest)(1)	4.9	4.3	4.5	8.1	21.8
Short-term borrowings (excluding interest)(1)	13.1	—	—	—	13.1
Minimum purchase commitments(2)	47.6	66.3	66.3	162.1	342.3

Total	85.3	142.0	74.5	170.2	472.0

(1)
As of December 31, 2004, we had $26.7 million of indebtedness outstanding under long-term debt and overdraft facilities with banks, of which $1.8 million was repaid in the six month period ended June 30, 2005. Furthermore, during the six month period ended June 30, 2005, we incurred an additional $4.0 million of overdrafts under our facility agreement with a Greek bank to finance working capital requirements, we obtained a short-term advance of $5.1 million from Leveret to finance the advance paid on our newbuilding contracts for ten bunkering tankers and we obtained a long-term loan from an international bank of $0.9 million to finance the acquisition cost of our office in the United States. We had $34.9 million of indebtedness outstanding as of June 30, 2005. We intend to use a portion of the net proceeds from this offering to repay all of this outstanding indebtedness.

  Our contractual obligations relate to principal payments under our long-term bank debt and short term borrowings and do not include the variable interest rate on such debt. Our long-term bank debt used to finance a portion of the acquisition costs of certain vessels bears interest at rates ranging from LIBOR plus 1.25% to LIBOR plus 1.75%.

(2)
In the normal course of business, we enter into long-term contracts with reputable suppliers such as government refineries or oil majors. The major advantages of these contracts, apart from the fact that the marine fuel have generally been of high quality, has been that (i) a minimum quantity of marine fuel has been made available to us, thereby mitigating risks of supply shortages and (ii) the prices have been based on average PLATTS prices, thereby mitigating price risks associated with rapid fluctuations of oil prices.

  On April 1, 2005, we entered into a ten-year marine fuel supply service agreement with Aegean Oil, our related company, whereby Aegean Oil undertook to sell and deliver marine petroleum products in transit to our nominated customer vessels within Greek territorial waters. The contract stipulates that both parties shall transact for a minimum quantity of marine fuel per month, however the parties are not required to transact for more than a maximum quantity of marine fuel per month. The contract does not impose penalties on the purchaser in the event the purchaser fails to transact for the specified minimum quantity of marine fuel. For further discussion please refer to the section of this prospectus entitled "Related Party Transactions."

  On December 3, 2004, we entered into a seven-year fuel purchase agreement with Petrojam Limited, a government refinery in Jamaica, for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that both parties are not required to transact for more than a maximum quantity of marine fuel per month, however, by mutual agreement, the maximum quantity per month may be revised upwards. This agreement expires on December 31, 2012.

  On September 1, 2002, we entered into a three-year fuel purchase agreement with FAMM operating in Gibraltar, for the supply of mainly MFO, MDO and MGO at a price equal to average PLATTS prices (market prices) plus a margin. The contract stipulates that both parties must transact for a minimum quantity of marine fuel per month, however both parties are not required to transact for more than a maximum quantity of marine fuel per month. The contract imposes a penalty on the purchaser in the event the purchaser fails to transact for at least the specified minimum quantity of marine fuel, which is calculated as the respective shortfall in metric tons for a particular month multiplied by a penalty fee. This agreement expired on August 31, 2005.

  The contractual commitments included in the above table relate only to the minimum purchase requirements explicitly mentioned in our contracts with Aegean Oil and FAMM. The contractual commitments have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contracts by an indicative market price (quoted by PLATTS on December 31, 2004 and June 30, 2005).

(3)
On February 6, 2005, and as amended on March 31, 2005, April 27, 2005 and May 27, 2005, we signed ten separate newbuilding contracts with a Chinese shipyard for ten double hull tankers with a cargo-carrying capacity of 3,800 dwt each. The construction price of each contract is $6.8 million, 10% of which is payable in advance, 15% is required to be paid upon steel cutting, 15% is required to be paid upon keel-laying, 15% is required to be paid upon launching and 45% is required to be paid upon delivery and acceptance. Furthermore, we signed ten separate supervision contracts with an engineering firm for the design, building supervision, representation, procurement of machinery and supplies, and turn-key delivery of the ten bunkering tankers. The price of each such contract is $1.6 million which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance. The vessels are expected to be delivered from October 2006 to August 2008.

  On June 13, 2005, we made an installment payment of approximately $5.1 million, which was financed by a short-term non interest-bearing advance from Leveret.

  On March 31, 2005, and as amended on May 27, 2005, we signed an option agreement with a Chinese shipyard which gives us the right to purchase five double hull tankers with a cargo-carrying capacity of 3,800 dwt each. The option price of each vessel is $7.0 million, 5% of which is payable upon the effectiveness of the contract, 5% is required to be paid within six months of the effectiveness of the contract, 15% is required to be paid upon steel cutting, 15% is required to be paid upon keel-laying, 15% is required to be paid upon launching and 45% is required to be paid upon delivery and acceptance. We have not exercised this option and therefore we do not currently have any contractual obligations or commercial commitments under this agreement. If we exercise this option, we expect to enter into five separate supervision contracts with an engineering firm for the design, building supervision, representation, procurement of machinery and supplies, and turn-key delivery of the five bunkering tankers.

(4)
On June 3, 2005, we signed two separate newbuilding contracts for the design, construction and equipment of two 2,400 dwt specialty tankers. The construction price of each contract is Euro 6.8 million, 10% of which is payable following the effectiveness of the contract no later than five days after the receipt of the invoice, 15% is required to be paid upon steel cutting, 15% is required to be paid upon keel-laying, 20% is required to be paid upon launching and 40% is required to be paid upon delivery and acceptance. We expect to enter into two separate supervision contracts with an engineering firm for the design, building supervision, representation, procurement of machinery and supplies, and turn-key delivery of the two specialty tankers. The vessels are expected to be delivered in December 2006 and March 2007, respectively.

  The contractual obligations under this contract have been calculated assuming a $/Euro exchange rate of 1.20660 on June 30, 2005.

  On June 3, 2005, we signed an option agreement which gives us the right to purchase four 2,400 dwt specialty tankers. The option price of each vessel is Euro 6.6 million, 10% of which is payable upon effectiveness of the contract, 15% is required to be paid upon steel cutting, 15% is required to be paid upon keel-laying, 20% is required to be paid upon launching and 40% is required to be paid upon delivery and acceptance. We have not exercised these options and therefore we do not currently have any contractual obligations or commercial commitments under this agreement. If we exercise this option, we expect to enter into four separate supervision contracts with an engineering firm for the design, building supervision, representation, procurement of machinery and supplies, and turn-key delivery of the four specialty tankers.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

Variable interest entities

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51," or FIN 46. The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties.

        In December 2003, the FASB issued revised FIN 46 "Consolidation of Variable Interest Entities," or FIN 46-R, to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

  (i)
  Special purpose entities, or SPEs, created prior to February 1, 2003. Companies must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.

  (ii)
  Non-SPEs created prior to February 1, 2003. Companies are required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

  (iii)
  All entities, regardless of whether a SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. Companies are required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

        The adoption of the provisions applicable to SPEs created and all other variable interests obtained after January 31, 2003 did not have a material impact on our financial statements. The adoption of the provision applicable to non-SPEs created prior to February 1, 2003 did not have a material impact on our financial statements.

Inventory Costs

        In 2004, the FASB issued SFAS No. 151, "Inventory Costs — an amendment of Accounting Research Bulletin No. 43, Chapter 4." This statement clarifies the requirement that abnormal inventory-related costs be recognized as current-period charges. The provisions of this statement are to be applied prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. The effects of adoption on our financial statements are not likely to be significant.

Stock-Based Compensation

        In 2004, the FASB issued a revised SFAS No. 123, "Share-Based Payment," or SFAS 123R. This statement requires that all share-based payments to employees be recognized in the financial statements based on their grant-date fair value. Under previous guidance, companies had the option of recognizing the fair value of stock-based compensation in the financial statements or disclosing the pro forma impact of stock-based compensation on the statements of income in the notes to the financial statements. We do not currently have a share-based payment program. If we establish such program in the future, the provisions of SFAS 123R will apply to us as of the later of January 1, 2006 or the program's effective date.

Exchanges of Non-Monetary Assets

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets — An Amendment to APB 29," or SFAS 153. Accounting Principles Board Opinion No. 29, or APB 29, had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similar productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe that the implementation of SFAS 153 will have a material impact on our financial position, results of operations or cash flows.

Accounting Changes and Error Corrections

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," or SFAS 154, which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." This statement applies to all voluntary changes in accounting principle and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early implementation permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement was issued. SFAS 154 is effective for us as of January 1, 2006 and is not expected to have a material impact on our financial statements.

Liquidity and Capital Resources

        Our treasury activities are controlled centrally at our Group Treasury, which is located at our offices in Greece. Our Group Treasury administers our working capital resources, including our current accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments which we believe generate lower levels of return than the return on our invested capital.

        Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are fully denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies — primarily the Euro, the UAE dirham, the Gibraltar pound and the Jamaican dollar. Our Group Treasury transfers cash to our service centers monthly on an as-needed basis and accordingly, we maintain low levels of foreign currency at our service centers.

        Under the laws of jurisdictions where our subsidiaries are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, loans, interest or other payments. Most of our vessel-owning subsidiaries have long-term bank loans outstanding that were obtained to partially finance the acquisition cost of their vessels. Most of these vessel-owning companies are not permitted to pay any dividends without the lender's prior consent. However, these vessel-owning companies generally do not generate third-party revenues and do not possess material amounts of excess cash. Therefore, these restrictions on their ability to pay dividends to us should not materially impact our ability to meet our cash obligations. Accordingly, there are no significant restrictions on our ability to access and mobilize our capital resources located around the world.

        We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and short-term borrowings from our shareholders, (iii) short-term borrowings, and (iv) long-term bank debt. We have revolving credit facilities with several banks, including a $25.0 million receivables backed facility, that permit borrowings up to certain amounts for working capital purposes with sublimits for the issuance of standby letters of credit. Our available borrowings under these revolving credit facilities are reduced by the amount of outstanding letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels.

Credit Facilities

        As of December 31, 2004, we had the following outstanding credit facilities:

		Utilized Credit Facilities
	Total Available Credit Facilities	Loans	Overdrafts	Standby L/C's(1)
	(in millions of U.S. dollars)
Long-term debt facilities	22.7	22.7	—	—
Short-term revolving credit facilities	35.0	—	4.0	6.0

Total	57.7	22.7	4.0	6.0

(1)
Issued standby letters of credit reduce the amounts available under certain of our overdraft facilities by the amount of such standby letters of credit. We have not defaulted on payment of any of our accounts payable so as to cause any of our issuers of standby letters of credit to settle our accounts payable on our behalf.

        The following is a summary of the terms, including operating and financial restrictions, of our short term credit facilities and long-term debt facilities.

        On February 2, 2005, AMP entered into a $2.0 million credit facility with a local lender for the purpose of issuing letters of credit or providing an overdraft facility. The facility has been used for the issuance of a letter of credit as security for payment of the purchase price of marine petroleum products. The lender charges a quarterly fee of 0.4% of the amount outstanding under a letter of credit. The overdraft facility, when utilized, bears interest at 4.90%, 7.35%, 2.55% and 3.20% for amounts drawn in U.S. dollars, British pounds, Japanese yen and Swiss francs, respectively. All drawings under the facility are collateralized by a personal guarantee of Mr. Melisanidis, for which he received no consideration, as well as any additional security at the option of the lender.

        The credit facility imposes certain operating and financial restrictions on AMP, including restrictions on:

  •
  changes in the corporate name or form;

  •
  the reduction of share capital;

  •
  changes in the business activities that are carried on; and

  •
  the sale or disposal of all or substantially all of AMP's assets.

        AMP's failure to comply with obligations under the credit facility could result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under the credit agreement, and impair AMP's ability to receive advances and issue letters of credit. As of June 30, 2005, AMP had a letter of credit in the amount of $2.0 million outstanding under the credit facility.

        On September 24, 2004, AMP entered into a one year, renewable, $25.0 million revolving credit and letter of credit issuance and refinancing facility with an international lender for the purpose of purchasing and transporting fuel cargoes and payment of other expenses incidental to the supply of bunkers and lubricants. The facility bears interest at LIBOR plus 1.75%. All drawings under the facility are collateralized by a pledge on qualifying receivables of AMP, as defined in the agreement, as well as a pledge on the bank account where the qualifying receivables of AMP are to be paid. The facility is also secured by a personal guarantee of Mr. Melisanidis, for which he received no consideration.

        The credit facility imposes certain operating and financial restrictions on AMP, including restrictions on:

  •
  the disposition of assets (except in the ordinary course of business) in excess of certain amounts or any debt payable to it, on right to receive payment;

  •
  changes in the business and activities that are carried on; and

  •
  the change in legal and beneficial ownership, or in the ultimate beneficial ownership of shares of AMP.

        AMP's failure to comply with obligations under the credit agreement could result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under the credit agreement, and impair AMP's ability to receive advances and issue letters of credit. As of December 31, 2004, AMP had no borrowings or letters of credit outstanding under the credit facility.

        On March 13, 2003, AMP entered into a one year, renewable credit facility with an international lender for an aggregate amount of $4.0 million to be used for the issuance of bank guarantees and/or for working capital purposes. The overdraft facility bears interest at LIBOR plus 2.75%. All drawings under the facility are collateralized by a pledge of a bank account of AMP.

        The credit facility imposes certain operating and financial restrictions on AMP, including restrictions on:

  •
  the incurrence of debt other than in the ordinary course of business;

  •
  the payment of dividends and the distributions of assets;

  •
  the issuance of shares and the reduction of share capital; and

  •
  the change in the beneficial ownership of the shares of AMP.

        As of December 31, 2004, AMP had no amounts outstanding under this overdraft facility.

        On October 23, 2003, AMP entered into a one year, renewable credit facility with an international lender for an aggregate amount of $3.0 million to be used for the issuance of bank guarantees and letters of credit and/or for an overdraft facility to be used for discounting uncleared checks issued by the United States Treasury in favor of AMP. The credit facility bears interest at LIBOR plus 1.50% and the weighted average interest rate (including the margin) during 2004 was 3.5%. All drawings under the facility are collateralized by a pledge on a bank account of AMP and a personal guarantee of Mr. Melisanidis, for which he received no consideration.

        The credit facility imposes certain operating and financial restrictions on AMP, including restrictions on:

  •
  the sale or disposal of all or substantially all of our assets;

  •
  ceasing to conduct all or a substantial part of the business;

  •
  merger or consolidation; and

  •
  the transfer of ownership or management to a third party.

        As of December 31, 2003 and 2004, the balance on the overdraft facility was $2.0 million.

        On December 23, 1999, AMP entered into a one year, renewable, secured overdraft and guarantee facility with an international lender for an aggregate amount of $3.0 million to be used for the issuance of bank guarantees and/or for working capital purposes. The overdraft facility bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during 2004 was 5%. The facility is secured by personal properties ultimately owned by Mr. Melisanidis and a personal guarantee of Mr. Melisanidis, for which he received no consideration.

        The credit facility imposes certain operating and financial restrictions on AMP, including restrictions on:

  •
  the issuance of shares and the reduction of share capital;

  •
  changes in the business and activities that are carried on;

  •
  the incurrence of debt other than in the ordinary course of business; and

  •
  the distribution of assets.

        As of December 31, 2003 and 2004, the balance on the overdraft facility was $2.0 million.

        On July 23, 2004, Tiffany Marine S.A., or Tiffany, and Sea Breezer Marine S.A., or Sea Breezer, each our ship owning subsidiary, obtained a loan for an amount of $8.8 million from an international lender to partially finance the acquisition cost of the vessels Aegean Tiffany and Aegean Breeze. The loan bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during 2004 was 3.11%, while at December 31, 2004, the interest rate (including the margin) was 3.38%.

        The loan is collateralized by:

  •
  first priority mortgages over the vessels;

  •
  assignments of insurance and earnings of the mortgaged vessels;

  •
  a personal guarantee of Mr. Melisanidis, for which he received no consideration; and

  •
  an undertaking from our fleet manager to, among other things, subordinate all claims to those of the bank, not agree to any material amendments or termination of the management agreement or institute any legal proceedings against the vessels without the bank's prior written consent.

        The credit facility imposes certain operating and financial restrictions on Tiffany and Sea Breezer, including restrictions on:

  •
  payment of dividends and the distribution of assets;

  •
  incurrence of debt;

  •
  the change in legal and beneficial ownership, or in the ultimate beneficial ownership of shares of Tiffany and/or Breezer;

  •
  merger and consolidation;

  •
  the acquisition of additional vessels; and

  •
  changes in the business activities that are carried on.

        In addition, the loan agreement contains minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. Tiffany and Sea Breezer are jointly and severally liable to indemnify the bank on demand against all damages, losses, costs and expenses arising from any failure of either company to perform or discharge any liability under the loan agreement. The outstanding balance of the loan ($8.6 million) as of December 31, 2004 is payable in 39 equal quarterly installments from January 2005 to July 2014, plus a balloon payment of $2.7 million payable together with the last installment.

        On January 28, 2004, Pontos Navigation Inc., or Pontos, our ship owning subsidiary, obtained a loan for an amount of $5.0 million from an international lender to partially finance the acquisition cost of the Aegean Flower. The loan bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during 2004 was 2.72%, while at December 31, 2004, the interest rate (including the margin) was 3.38%.

        The loan is collateralized by:

  •
  a first priority mortgage over the vessel;

  •
  assignment of insurance and earnings of the mortgaged vessel;

  •
  a personal guarantee of Mr. Melisanidis, for which he received no consideration; and

  •
  an undertaking from our fleet manager to, among other things, subordinate all claims to those of the bank, not agree to any material amendments or termination of the management agreement or institute any legal proceedings against the vessels without the bank's prior written consent.

        The credit facility imposes certain operating and financial restrictions on Pontos, including restrictions on:

  •
  the payment of dividends and the distribution of assets;

  •
  the incurrence of debt other than in the ordinary course of business;

  •
  the change in legal and beneficial ownership, or in the ultimate beneficial ownership of shares of Pontos;

  •
  merger and consolidation;

  •
  the acquisition of additional vessels; and

  •
  changes in the business activities that are carried on.

        In addition, the loan agreement contains minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. The outstanding balance of the loan ($4.6 million) as of December 31, 2004 is payable in 37 equal quarterly installments from January 2005 to January 2014.

        On June 4, 2004, Clyde Shipping Corp., or Clyde, our ship owning subsidiary, obtained a loan for an amount of $2.4 million from an international lender to partially finance the acquisition cost of the Aegean Tulip. The loan bears interest at LIBOR plus 1.75% and the weighted average interest rate (including the margin) during 2004 was 3.46%, while at December 31, 2004, the interest rate (including the margin) was 4.19%.

        The loan is collateralized by:

  •
  a first priority mortgage over the vessel;

  •
  an assignment of insurance and earnings of the mortgaged vessel;

  •
  a personal guarantee of Mr. Melisanidis, for which he received no consideration; and

  •
  an undertaking from our fleet manager to, among other things, subordinate all claims to those of the bank and not institute any legal proceedings against the vessels without the bank's prior written consent.

        The credit facility imposes certain operating and financial restrictions on Baldwin, including restrictions on:

  •
  the sale or disposal of all or a substantial part of our assets;

  •
  the incurrence of debt other than in the ordinary course of business;

  •
  the change in beneficial ownership of Clyde's share capital;

  •
  merger and consolidation;

  •
  the acquisition of additional vessels; and

  •
  changes in the business activities that are carried on.

        In addition, the loan agreement contains minimum requirements regarding the ratio of the market value of the vessel to the outstanding loan amount. The outstanding balance of the loan ($2.2 million) as of December 31, 2004 is payable in 18 equal quarterly installments from March 2005 to June 2009, plus a balloon payment of $0.4 million payable together with the last installment.

        On October 7, 2004, Aegean X Maritime Inc., or Aegean X, our ship owning subsidiary, obtained a loan for an amount of $3.5 million from an international lender to partially finance the acquisition cost of the Aegean X. The loan bears interest at LIBOR plus 1.5% and the weighted average interest rate (including the margin) during 2004 was 3.56%, while at December 31, 2004, the interest rate (including the margin) was 3.56%.

        The loan is collateralized by:

  •
  a first priority mortgage over the vessel;

  •
  an assignment of insurance and earnings of the mortgaged vessel;

  •
  a personal guarantee of Mr. Melisanidis, for which he received no consideration; and

  •
  an undertaking from our fleet manager, acknowledging the financing and security documents.

        The credit facility imposes certain operating and financial restrictions on Aegean X, including restrictions on:

  •
  the transfer or disposal of all or a substantial part of its assets;

  •
  the payment of dividends; and

  •
  the incurrence of debt.

        The outstanding balance of the loan ($3.5 million) as of December 31, 2004 is payable in 18 equal quarterly installments from January 2005 to April 2009, plus a balloon payment of $0.8 million payable together with the last installment.

        On February 13, 2003, Carmel Investment Corp., or Carmel, and Evian Enterprises Co., or Evian, each our ship owning subsidiary, obtained a loan for an amount of $2.5 million from an international lender to partially finance the acquisition cost of the vessels Aegean Rose ($1.25 million) and Aegean Daisy ($1.25 million). The loan bears interest at LIBOR plus 1.375% and the weighted average interest rate (including the margin) during 2003 and 2004 was 2.62% and 2.83%, respectively, while at December 31, 2003 and 2004, the interest rate (including the margin) was 2.55% and 3.71%, respectively.

        The loan is collateralized by:

  •
  first priority mortgages over the vessels;

  •
  assignments of insurance and earnings of the mortgaged vessels;

  •
  a personal guarantee of Mr. Melisanidis, for which he received no consideration; and

  •
  an undertaking from our fleet manager to, among other things, subordinate all claims to those of the bank, not agree to any material amendments or termination of the management agreement or institute any legal proceedings against the vessels without the bank's prior written consent.

        The credit facility imposes certain operating and financial restrictions on Carmel and Evian, including restrictions on:

  •
  payment of dividends and the distribution of assets;

  •
  incurrence of debt;

  •
  the change in legal and/or ultimate beneficial ownership of shares of Carmel and/or Evian;

  •
  merger and consolidation;

  •
  the acquisition of additional vessels; and

  •
  changes in the business activities that are carried on.

        In addition, the loan agreement contains minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. The outstanding balance of the loan ($1.6 million) as of December 31, 2004 is payable in six equal quarterly installments from February 2005 to May 2006, plus a balloon payment of $0.6 million payable together with the last installment. Carmel and Evian are jointly and severally liable to indemnify the bank on demand against all damages, losses, costs and expenses arising from any failure of either company to perform or discharge any liability under the loan agreement.

        On November 28, 2002, Baldwin Management Co., or Baldwin, our ship owning subsidiary, obtained a loan for an amount of $4.0 million from an international lender to partially finance the acquisition cost of the Aegean Hellas. The loan bears interest at LIBOR plus 1.50% and the weighted average interest rate (including the margin) during 2002, 2003 and 2004 was 2.97%, 2.81% and 2.93%, respectively, while at December 31, 2002, 2003 and 2004, the interest rate (including the margin) was 2.97%, 2.67% and 3.97%, respectively.

        The loan is collateralized by:

  •
  first priority mortgages over the vessels;

  •
  assignments of insurance and earnings of the mortgaged vessels;

  •
  a personal guarantee of Mr. Melisanidis, for which he received no consideration; and

  •
  an undertaking from our fleet manager to, among other things, subordinate all claims to those of the bank, not agree to any material amendments or termination of the management agreement or institute any legal proceedings against the vessels without the bank's prior written consent.

        The credit facility imposes certain operating and financial restrictions on Clyde, including restrictions on:

  •
  payment of dividends and the distribution of assets;

  •
  incurrence of debt;

  •
  the change in legal and/or ultimate beneficial ownership of shares of Baldwin;

  •
  merger and consolidation;

  •
  the acquisition of additional vessels; and

  •
  changes in the business activities that are carried on.

        In addition, the loan agreement contains minimum requirements regarding the ratio of the market value of the vessel to the outstanding loan amount. The outstanding balance of the loan ($2.0 million) as of December 31, 2004 is payable in two equal quarterly installments in February 2005 and in May 2005, and one final balloon payment of $1.6 million payable in August 2005.

        In February 1998, Aegean VII Shipping Ltd., our ship owning subsidiary, obtained a loan for an amount of $2.3 million from an international lender to partially finance the acquisition cost of the Aegean VII. The loan bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the years 2002, 2003 and 2004 was 3.12%, 2.48% and 2.56%, respectively, while at December 31, 2002 and 2003, the interest rate (including the margin) was 2.65% and 2.41%, respectively. The loan was fully repaid on October 29, 2004.

        On October 20, 2003, Aegean Bunkering (Gibraltar) Limited, our subsidiary, obtained a loan for an amount of Pounds Sterling (GBP) 92,000 from an international lender to partially finance the acquisition cost of offices in Gibraltar. The loan bears interest at the bank's base rate, as defined in the loan agreement, plus 2.25% and the weighted average interest rate (including the margin) during 2004 was 3.17%. The loan is secured by a first legal charge over the offices. The outstanding balance of the loan ($0.2 million) as of December 31, 2004 is payable in 109 equal monthly installments from January 2004 to January 2014.

        On June 10, 2005, Aegean Investments S.A., or Aegean Investments, our subsidiary, obtained a loan for an amount of $0.8 million, from Leveret to partially finance the acquisition cost of an office condominium in New Jersey. The loan was unsecured and bore no interest. This loan was fully repaid from the proceeds of Aegean Investment's loan discussed below.

        On June 24, 2005, Aegean Investments obtained a loan for an amount of $0.9 million from an international lender to partially finance the acquisition cost of an office condominium in New Jersey. The loan bears interest at LIBOR plus 0.45%. The loan is secured by a first charge on the condominium. The loan must be repaid within ten years of the initial draw-down.

        On June 6, 2005, our ten new ship owning subsidiaries entered into a short-term financing agreement with Leveret for an aggregate amount of $5.9 million from Leveret for the purpose of financing the first installment due under ten newbuilding contracts made between our new ship owning subsidiaries and Fujian Shipbuilding Industry Group Corporation and Fujian Southeast Shipyard and the first installment on ten supervision agreements made between our new ship owning subsidiaries and IOTA Corporation. The loan is unsecured and bears no interest and is repayable on or before December 31, 2005. As of June 30, 2005, we owed Leveret $5.1 million.

Liquidity and Uses of Cash

        Cash and cash equivalents, as of December 31, 2002, 2003 and 2004 and as of June 30, 2004 and 2005, amounted to $0.4 million, $1.9 million, $3.3 million, $6.7 million and $2.5 million, respectively. The following table illustrates our working capital and working capital excluding cash and debt as of December 31, 2002, 2003 and 2004 and as of June 30, 2004 and 2005. Working capital is defined as current assets less current liabilities. We use working capital excluding cash and debt to analyze changes in our core operational working capital accounts such as trade receivables, inventories and trade payables, and to assess the strength of our cash flow from operations.

	December 31,			June 30,
	2002	2003	2004	2004	2005
		(in thousands of U.S. dollars)
Working capital	(7,114)	(4,497)	3,303	2,605	4,371
Working capital excluding cash and debt	(4,014)	3,816	8,768	8,140	19,973

        Our working capital deficit as of December 31, 2002 was mainly attributable to the excess of our payables over our receivables and inventories. Our working capital deficit as of December 31, 2003 was mainly attributable to the dividends paid to our shareholders which, for the year ended December 31, 2003, amounted to $7.2 million. Furthermore, our working capital surplus, as of December 31, 2004, included dividends paid to our shareholders which, for the year ended December 31, 2004, amounted to $8.4 million. In recent years, our objective was to focus on maintaining our position at our three service centers. In line with our current growth strategy, we plan to reinvest the majority of excess cash in our Company and accordingly, we would not expect significant working capital deficits in the future.

        We primarily use our cash to fund marine petroleum product purchases for resale to our customers. Except for transactions with our related company, Aegean Oil, in which we usually had been extended unsecured trade credit, we are usually extended secured trade credit from our suppliers for our marine petroleum product purchases and our suppliers usually require us to provide a standby letter of credit. In certain cases, we purchase quality marine petroleum products from certain suppliers at discounted prices with cash on or near delivery. Our ability to fund marine petroleum product purchases, obtain trade credit from our suppliers, and provide standby letters of credit is critical to the success of our business. Increases in oil prices negatively impact our liquidity by increasing the amount of cash needed to fund marine petroleum product purchases as well as reducing the volume of marine petroleum products which can be purchased on a secured credit basis from our suppliers.

        We also use our cash to fund the acquisition or construction costs of vessels as well as to fund the maintenance cost of these vessels. The following table illustrates the cash paid for the acquisition of vessels and the cash paid for drydocking of our vessels, for the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2004 and 2005.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
		(in thousands of U.S. dollars)
Payments for vessel acquisitions	5,224	3,428	28,998	12,399	—
Payments for vessel construction	—	—	—	—	5,100
Payments for drydocking	286	1,469	321	—	—

        Payments for vessel acquisitions will increase in the coming years due to our existing commitments on our newbuilding contracts for ten bunkering tankers and two specialty tankers. Each of the ten bunkering tankers has a total construction cost of $8.4 million, which includes a newbuilding contract with the shipyard as well as a supervision contract. Each of the two specialty tankers has an estimated total construction cost of Euro 8.3 million, which includes a newbuilding contract with the shipyard as well as an estimated value of a supervision contract expected to be signed. The construction costs of both the bunkering tankers and the specialty tankers are payable in milestones over the duration of the construction of these vessels. These payments are further described in the subsection entitled "— Contractual Obligations and Commercial Commitments" above. The payment schedules for these newbuilding contracts are presented below. The payment schedules for the specialty tankers have been calculated assuming a $/Euro exchange rate of 1.20660.

	Bunkering Tankers	Specialty Tankers
	(in thousands of U.S. dollars)
2005	12,125	3,232
2006	21,847	8,591
2007	36,617	8,182
2008	12,911	—

Total	83,500	20,005

        Furthermore, payments for vessel acquisitions are expected to increase based on our plans to purchase six second hand bunkering tankers with the proceeds of this offering and if we exercise our options to purchase five bunkering tankers and four specialty tankers. Payments for drydocking are expected to increase mainly due to the increased number of vessels in our fleet.

        It is our intention to fund the remaining capital commitments on our newbuilding contracts using cash on hand following the completion of this offering and cash flow from operations. We intend to fund our growth strategy, which may include further acquisitions of additional vessels or investments in other energy-related projects using either cash on hand and cash flow from operations or new long-term bank debt.

        We anticipate that following the completion of this offering and assuming market conditions are consistent with our historical experience, cash on hand, internally generated cash flow and borrowings under our new senior secured credit facility will be sufficient to fund our business, including our working capital requirements. While we do not currently intend to do so, in the future we may consider raising funds through additional equity or debt offerings, depending on our future business plans.

        Our beliefs, intentions, plans and expectations concerning liquidity and our ability to obtain financing are based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of trade credit or other sources of financing may be reduced and our liquidity would be adversely affected. Factors that may affect the availability of trade credit, or other financing, include our performance, the state of worldwide credit markets, and our levels of outstanding debt. In addition, we may decide to raise additional funds to respond to competitive pressures or changes in market conditions, to fund future growth, or to acquire vessels. We cannot guarantee that financing will be available when needed or desired, or on terms favorable to us.

Cash Flow

  Net Cash Provided By (Used In) Operating Activities

        Net cash used in operating activities was $1.4 million for the six months ended June 30, 2005, mainly due to the increase of our working capital excluding cash and debt, which increased by $11.2 million, to a surplus of $20.0 million as of June 30, 2005 compared to a surplus of $8.8 million as of December 31, 2004. The increase of our working capital excluding cash and debt was mainly due to the increase in our trade receivables, which increased by $25 million during the six month period ended June 30, 2005.

        Net cash provided by operating activities increased by $13.1 million to $17.3 million for the year ended December 31, 2004 compared to $4.2 million for the same period in 2003. This increase was primarily attributable to the increase in our sales volumes of marine fuel and the increase in our gross spread on marine petroleum products, which resulted in an increased net income for the year 2004. The increase in net cash provided by operating activities from the increase in 2004 net income was mitigated by net cash outflows relating to the increase of our working capital excluding cash and debt, which increased by $5.0 million, to a surplus of $8.8 million as of December 31, 2004 compared to a surplus of $3.8 million as of December 31, 2003. The increase of our working capital excluding cash and debt was mainly due to increased volumes of business and higher oil prices resulting in higher trade receivables.

        Net cash provided by operating activities increased by $5.3 million, to $4.2 million for the year ended December 31, 2003 compared to a net cash used in operating activities, of $1.1 million, for the same period in 2002. This increase was primarily attributable to the increase in our sales volumes of marine fuel and the increase in our gross spread on marine petroleum products which resulted in an increased net income for the year 2003. The increase in net cash provided by operating activities from the increase in 2003 net income was mitigated by net cash outflows relating to the strengthening of our working capital excluding cash and debt, which increased by $7.8 million, to a surplus of $3.8 million as of December 31, 2003 compared to a deficit of $4.0 million as of December 31, 2002. The increase of our working capital excluding cash and debt was mainly due to the reduction of average number of days that payables to Aegean Oil were outstanding, resulting in lower trade payables to related companies.

        Net cash used in operating activities was $1.1 million for the year ended December 31, 2002, and was mainly due to an increase in our working capital requirements as our business grew.

  Net Cash Used In Investing Activities

        Net cash used in investing activities was $6.0 million for the six months ended June 30, 2005. During the six months ended June 30, 2005, we paid $5.1 million as a partial advance payment under newbuilding contracts with a Chinese shipyard for ten double hull tankers on order, $0.8 million for the acquisition of our office in the United States and $0.1 million for the acquisition of office equipment for our office in Greece.

        Net cash used in investing activities was $29.4 million in 2004, mainly consisting of the acquisition costs of our five bunkering tankers. Net cash used in investing activities was $4.1 million in 2003, mainly consisting of the acquisition costs of our two bunkering tankers for $3.4 million, and the acquisition of our offices in Gibraltar for $0.2 million. Net cash used in investing activities was $5.2 million in 2002, consisting of the acquisition cost of our Aframax tanker.

  Net Cash Provided by Financing Activities

        Net cash provided by financing activities was $6.6 million for the six months ended June 30, 2005. During the six months ended June 30, 2005, we obtained a long-term bank loan of $0.9 million for the acquisition of our office in the United States and we made principal repayments of $1.8 million on our existing long-term bank loans. Furthermore, during the six months ended June 30, 2005, we obtained a short-term loan facility from Leveret of $5.1 million to finance the partial advance payments under our newbuilding contracts with a Chinese shipyard for ten double hull tankers, and we borrowed $4.0 million under an existing overdraft facility with a Greek bank. Finally, during the six months ended June 30, 2005, we declared and paid dividends of $1.5 million to our shareholders.

        Net cash provided by financing activities was $13.4 million in 2004. In 2004, we obtained long-term bank loans of $19.7 million in order to partially finance the acquisition costs of our five bunkering tankers and we financed the remaining portion of the acquisition costs by a capital contribution of cash from our shareholders, of $9.3 million. Furthermore, in 2004, we repaid $2.6 million of the current portions of long-term debt. In addition, in 2004, we experienced a net decrease in short-term borrowings of $4.3 million, which mainly related to the repayment of the short-term interest-free line of credit granted to us in 2003 by the DESC for working capital purposes. Finally, in 2004, we declared and paid dividends of $8.4 million to our shareholders.

        Net cash provided by financing activities was $1.4 million in 2003. In 2003, we obtained long-term bank loans of $2.7 million in order to finance the purchase of the leasehold interest in our office in Gibraltar and to partially finance the acquisition costs of our two bunkering tankers. We financed the remaining portion of the acquisition costs by a capital contribution of cash from our shareholders, of $1.6 million. Furthermore, in 2003, we repaid $1.9 million of the current portions of long-term debt. In addition, in 2003, we experienced a net increase in short-term borrowings of $6.3 million which mainly related to a short-term interest-free line of credit granted to us by the DESC for working capital purposes. Finally, in 2003, we declared and paid dividends of $7.2 million to our shareholders.

        Net cash provided by financing activities was $4.9 million in 2002. In 2002, we obtained a long-term bank loan of $4.0 million in order to partially finance the acquisition cost of our Aframax tanker and we financed the remaining portion of the acquisition cost by a capital contribution of cash from our shareholders, of $1.2 million. Furthermore, in 2002, we repaid $0.3 million of our current portion of long-term debt.

        During the years ended December 31, 2002, 2003 and 2004, we were provided with certain incidental employee and office services by related companies for no consideration. We imputed the value of these services in our financial statements based on estimates made by management. In the future, we will not be provided with such incidental employee and office services by related companies because, during 2005, we hired the necessary employees and purchased the necessary office equipment. Accordingly, our historic reported financial condition may not necessarily be indicative of our financial condition in the future.

        During the years ended December 31, 2002, 2003 and 2004, our sole shareholder, Leveret, made cash contributions to us of $1.2 million, $1.6 million and $9.3 million in order to partially finance our purchases of bunkering tankers. In the future, we plan to finance our acquisitions of bunkering tankers from the proceeds of this offering, proceeds from future equity offerings, cash flows from operations or from bank debt. We do not expect further cash contributions from Leveret that are specifically designated for the partial financing of our bunkering tankers. Accordingly, our historic reported financial condition may not necessarily be indicative of our financial condition in the future.

Qualitative and Quantitative Disclosure of Market Risk

Price Risk

        Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. In view of our minimal price risk, we have not entered into derivative contracts, swaps or futures to mitigate the risk of market price fluctuations in marine fuel. Our policy is to not use fuel related derivative financial instruments for speculative purposes.

        In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage or geographical cargo trading as part of our purchasing methods, methods which both involve the purchase of fuel at a date significantly earlier than the date of sale. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel.

Interest Rate Risk

        Historically, we have been subject to market risks relating to changes in interest rates because we have had considerable amounts of floating rate long-term debt and short-term borrowings outstanding. During 2004 and for the first six months of 2005, we paid interest on this debt based on LIBOR plus an average spread of 1.25% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2005 from $0.7 million to $0.9 million. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2004 from $0.7 million to $0.9 million. Following the completion of this offering and repayment of all of our outstanding debt, however, we may have a short-term exposure to interest rate changes because we expect to have short-term borrowings outstanding in the form of a line of credit under our new senior secured credit facility for working capital purposes. These short-term borrowings are intended to be used to cover any periodic working capital requirements and are expected to be repaid from cash flows from operations.

Exchange Rate Risk

        We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products and vessel hire charges, which, for the year ended December 31, 2004, comprised approximately 92% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our combined and consolidated statements of operations has been minimal.

        In 2005, we signed two newbuilding contracts for the construction of two specialty tankers. These contracts are denominated in Euros. Apart from these Euro-denominated contracts, we do not expect the impact of foreign exchange fluctuations on our combined and consolidated statements of operations to materially differ from recent periods. Should we enter certain markets where payments and receipts are denominated in local currency or should either the international oil and gas markets or the international shipping markets change their base currency from the U.S. dollar to another international currency such as the Euro, the impact on our dollar-denominated combined and consolidated statements of operations may be significant.

        Due to the minimal historic impact of foreign exchange fluctuations, it is our policy to not enter into hedging arrangements in respect of our foreign currency exposures.

Inflation

        Inflation has had only a moderate effect on our expenses given recent historical economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our combined and consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of such financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

        Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe to be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our combined and consolidated financial statements included herein.

Trade Receivables and Allowance for Doubtful Accounts

        We extend credit on an unsecured basis to many of our customers. There is uncertainty over the level of uncollectibility of customer accounts. Our management is responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of our credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness. We extend credit on an unsecured basis to many of our customers. Accounts receivable are deemed past due based on contractual terms agreed with our customers.

        We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions of our customers, and any specific customer collection issues that we have identified. Accounts and notes receivable are reduced by an allowance for amounts that may become uncollectible in the future. At each reporting period end, we calculate an allowance for doubtful accounts based on an aging schedule where we apply set percentages to categories of overdue trade receivables (i.e., 30 to 60 days, 60 to 90 days, etc.). These set percentages are based on historical experience and currently available management information on customer accounts. Furthermore, we provide appropriate allowances for any specific customer collection issue we identify which allowance is calculated on a case-by-base basis. Trade receivables are written-off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

        We believe the level of our allowance for doubtful accounts is reasonable based on our experience and our analysis of the net realizable value of our trade receivables during each reporting period. The estimates driving the calculation of our allowance for doubtful accounts have not changed in the past periods and we do not expect these estimates to change in the foreseeable future because they have resulted and we believe that they will continue to result in accurate calculations of our allowance for doubtful accounts. We cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past, since adverse changes in the marine industry or changes in the liquidity or financial position of our customers could have a material adverse effect on the collectability of our trade receivables and our future operating results. If credit losses exceed established allowances, our results of operations and financial condition may be adversely affected.

Depreciation

        We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives. Depreciation is based on cost less the estimated residual scrap value.

        We estimate the useful lives for our bunkering tankers to be 30 years from date of initial delivery from the shipyard, and for our Aframax tanker, to be 25 years from date of initial delivery from the shipyard. We estimate the residual scrap values of our vessels to be $175 per lwt. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

        An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2004 by $0.4 million.

        Estimates may need to be changed if new regulations place limitations over the ability of a vessel to trade on a worldwide basis. This would cause us to adjust the vessel's useful life to end at the date such regulations become effective.

        Our estimates of the useful lives of our vessels and of the residual scrap values of our vessels have not changed in the past periods. We do not expect these estimates to change in the foreseeable future because we believe they will continue to accurately represent the useful lives of tanker vessels and the long-term scrap values of steel.

Impairment of Long-lived Assets

        We evaluate the carrying amounts of our long-lived assets to determine if events have occurred which would require modification to their carrying values. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. If an indicator of impairment exists, we determine undiscounted projected net operating cash flow for each vessel or group of vessels and compare it to the relevant carrying value. In the event that undiscounted projected net operating cash flows were less than carrying value, we would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. When performing impairment assessments, management would generally consider vessel valuation reports obtained from third party valuation specialists.

Deferred Drydock Cost

        Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard; cost of fuel consumed between the vessel's last discharge port prior to the drydocking and the time the vessel leaves the drydock yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these types of capitalized costs are consistent with practice among other companies in our industry that apply this method of accounting and that our policy of capitalization reflects the economics and market values of the vessels.

        Although many companies in our industry apply this method of accounting for deferred drydock costs, some companies apply other methods of accounting, such as expensing drydock costs as incurred. If we were to adopt that method of accounting as our accounting policy, our drydock costs would have been as disclosed under the heading "As Incurred" in the table below, for the periods presented therein.

			Drydock Costs
	Average Number of Tankers
Year ended December 31			As Reported
	Bunkering	Non-bunkering		As Incurred
			(in thousands of U.S. dollars)
2002	2.0	0.1	37	286
2003	3.7	1.0	240	1,469
2004	6.8	1.0	386	321

        The table above discloses the average number of tankers that we have owned in each of the periods presented and the drydock costs that we have reported. In the future, depending on the date a newly-purchased second-hand vessel is drydocked prior to its delivery to us, we may pay drydocking costs and incur subsequent amortization expense of these costs sooner after delivery than if the vessel had been owned by us throughout its life. This would increase our average drydocking expenses in periods immediately following the acquisition.

        Following acquisition of vessels under newbuilding contracts, we would expect to first pay drydocking costs and incur subsequent amortization expense of these costs approximately 30 months after the delivery of the vessel from the shipyard. This would decrease our average drydocking expenses in periods immediately following the acquisition since we would have no such costs to amortize in respect of these vessels until they were first drydocked.

Subsequent Events

        Our wholly-owned subsidiary, Aegean Bunkering (Singapore) Pte Ltd., or ABS, commenced marketing operations in Singapore during July 2005. ABS has also applied for a license for the physical supply of marine fuels, lubricants and other petroleum products.

        On July 1, 2005, AMP entered into a short-term financing facility agreement with Leveret for $4.0 million, to be used for working capital purposes. AMP subsequently borrowed $4.0 million under this facility. The facility is unsecured, non interest bearing and is repayable upon demand.

        On August 26, 2005, our vessel-owning company, Venus Holding Company, entered into a bareboat charter and purchase option agreement with a third party charterer for the hire and option to purchase of our vessel, Aegean IX. The charter commences on the delivery date of the vessel, expected to be before December 31, 2005. Under the terms of this agreement, the charterer will charter the vessel for four months at a monthly charter hire rate of $0.4 million. Upon expiration of the charter and the final payment, the charterer may exercise the option to purchase the vessel for no additional consideration.

        On August 30, 2005, five of our ship owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a secured credit facility for an aggregate amount of $35.5 million with two lenders to finance the construction of five bunkering tankers. The loan bears interest at the rate of LIBOR plus a spread of between 1.30% and 1.40%. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

        The loan is collateralized by:

  •
  a first priority mortgage over each of the vessels;

  •
  assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels;

  •
  a personal guarantee of Mr. Melisanidis, for which he received no consideration; and

  •
  corporate guarantee of Aegean Bunkering Services, Inc.

        The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

  •
  the minimum value of the collateral;

  •
  incurrence of debt; and

  •
  payment of dividends.

        The loan is repayable in 40 quarterly installments with a balloon payment at the end of the term in the amount of $2.4 million. We have no amounts outstanding under this facility.

        On September 1, 2005, we entered into a three-year fuel purchase agreement with FAMM operating in Gibraltar, for the supply of mainly MFO, MDO and MGO at a price equal to average PLATTS prices (market prices) plus a margin. This agreement expires on October 31, 2007.

        On September 23, 2005, we borrowed an additional $0.8 million from Leveret, under an existing loan facility, which we used to finance advance payments under our supervision contracts for ten new double hull bunkering tankers. We had previously borrowed $5.1 million under the facility.

        On October 3, 2005, we borrowed $35 million under a revolving overdraft facility with an international lender to finance the acquisition of 8% of our issued and outstanding capital stock from Leveret, representing the beneficial interests of the siblings of Mr. Dimitris Melisanidis. In turn, Leveret repurchased 8% of its issued and outstanding capital stock from Grady Properties Corp., or Grady, a company owned by the siblings of Mr. Melisanidis. The loan bears interest at LIBOR plus 0.45%. The loan is collateralized by a pledge on our current account with the bank, a corporate guarantee of Leveret, for which Leveret received no consideration, and a personal guarantee of Mr. Melisanidis, for which he received no consideration.

        On October 3, 2005, we signed a stock purchase agreement with Leveret for the acquisition of 80 shares, or 8%, of our issued and outstanding common stock from Leveret in exchange for $35 million. We subsequently cancelled these shares.

        On October 7, 2005, our newly-created subsidiary, Baltic Navigation Company, signed a memorandum of agreement with a third-party seller for the purchase of a Swedish-flagged 11,538 dwt double hull product tanker. The purchase price of the vessel is $6.2 million, 10% of which is payable in advance with the remainder due upon delivery of the vessel, which is expected between January 3, 2006 and January 20, 2006. We expect to acquire the vessel as one of the six secondhand double hull bunkering tankers that we plan to purchase, and we intend to adapt it from a product tanker into one suitable for use as a bunkering tanker following the delivery of the vessel.

        On October 7, 2005, we signed a short-term financing agreement with Leveret for $0.6 million to finance the advance payment for our acquisition of a secondhand double hull bunkering tanker. The loan bears no interest and is payable on demand but no later than February 7, 2006. On October 11, 2005, we borrowed $0.6 million under this facility.

        On October 10, 2005, we signed a short-term financing agreement with Leveret for $2.4 million to finance the second installments under our newbuilding contracts for two bunkering tankers and the second installments under the related supervision contracts. The loan bears no interest and is repayable upon demand but not later than February 10, 2006. On October 17, 2005, we borrowed $2.0 million under this facility.

        On November 14, 2005, we signed a commitment letter with an international lender in connection with our new senior secured credit facility for $100.0 million. For further discussion of our new senior secured credit facility, please refer to the section of this prospectus entitled "Business — New Senior Secured Credit Facility."

        On November 14, 2005, we declared and paid a stock dividend of 22,249,080 shares of our common stock to our sole shareholder, Leveret.

INDUSTRY

        The information and data in this section relating to the international marine fuel supply industry has been provided by Lloyd's Marine Intelligence Unit, or Lloyd's MIU, and is taken from its databases and other sources available in the public domain. Lloyd's MIU has advised us that it accurately describes the international marine fuel supply industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Lloyd's MIU's methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the marine fuel supply industry.

Overview

        The loading of refined marine fuel into a ship's fuel tank, or bunkering, is an integral part of the marine industry, as fuel costs often represent a large percentage of a ship's operating costs. It is estimated that marine petroleum costs for a typical containership of 4,800 TEU, a bulk carrier of 150,000 dwt, and an oil tanker of 280,000 dwt carrying capacity, amount to 80%, 62% and 60% of operating costs, respectively.

        The marine industry is linked directly to international trade, with ocean-going vessels representing the most efficient, and often the only method, of transporting large volumes of basic commodities and finished goods. In 2004, approximately 7.0 billion tons of cargo were transported by 46,222 ships, with 597,709,000 of combined gross tonnage. Fuel consumption by ships comprises approximately 20% of the world's fuel demand. It is estimated that commercial shipping consumes approximately 150.0 million metric tons of marine fuel per year. Considering the price levels as of May 2005 this amounts to annual business revenues of over $40 billion. The marine fuel supply industry serves approximately 90,000 commercial vessels (totaling approximately 0.9 billion dwt in cargo capacity) and including some 50,000 fishing boats, tug-boats and other ancillary vessels. The figures above exclude leisure boats and naval vessels that are also supplied by commercial fuel sources.

        The exact size of the marine fuels supply market is not easily determined due to the extent of supply locations worldwide and other common defects in data collection such as double-counting of traded quantities, unreliability of official sources in certain countries, particularly in developing regions. The most conservative estimates, as stated by a report to the European Commission—Director General Environment, prepared by the private consultancy firm BeicipFranlab (October 2003), give an indication of the global marine fuel sales development over the thirty-year period from 1971 to 2001 and the approximate share of main geographical regions. According to this report, over that period, world marine bunker sales fluctuated from 109.2 million tons in 1971 to 86.6 million tons in 1983 (during the last large freight recession) and up to 143.6 million tons in 2001. The larger share of the market in volume terms (34%) rested with European sales, followed by bunker sales in Asia (31%), the Americas (22%), the Middle East (8%) and Africa (5%). Other industry sources put the current size of the market at over 200.0 million tons.

Companies Serving the Market

        The global bunkering market is serviced by three categories of companies: major oil producers, traders and brokers, and physical suppliers.

        The major oil producers are ExxonMobil, ChevronTexaco, Gulf, British Petroleum and Shell. Prior to the 1973 oil crisis, 85% of all marine fuel was supplied by the downstream marketers of the oil refineries and the marketers of the major oil producers. Currently, the major oil producers only control about 40% of the bunker supply market due to the emergence of bunker trading companies in the early 1980s when high oil prices and a soft freight market characterized by low charter rates caused the major oil producers to reduce their bunkering operations. However, they still maintain a strong presence in the world's major ports. In 2004, Shell Marine Products supplied 14.0 million metric tons to 8,000 vessels worldwide with 40,000 barge deliveries and ExxonMobil Marine Fuels supplied 15.0 million metric tons of marine petroleum products with 1.2 million metric tons supplied to its own tanker fleet. BP Marine supplied over 12.0 million metric tons of marine petroleum in over 100 ports worldwide and ChevronTexaco's Fuel and Marine Marketing Ltd., or FAMM, supplied approximately 23.0 million metric tons of marine and other fuel in approximately 250 ports worldwide.

        Bunker traders and brokers serve 30%, or approximately 45.0 million metric tons, of marine petroleum products sold worldwide. Traders purchase fuel from primary sources such as refineries marketers of major oil producers, or other traders. The trader can either sell the fuel, most commonly to a ship-owner, a ship operator, another trader, or may choose to warehouse the fuel in anticipation of a future price increase. Brokers, unlike traders, do not assume risk and merely act as agents for the buyer, and receive a commission from the seller in a typical bunker transaction. Traders and brokers often act in the capacity of the other. A trader may act as a broker when there is a desire to limit the risk of a credit facility or the risk of price instability. Conversely, a broker may act as a trader, if it wishes to assume a proprietary fuel position. Traders and brokers do not control delivery to end customers and ultimately use physical suppliers to deliver marine fuel to such customers. Companies such as World Fuel Services Corporation broker and trade in marine fuel and lubricants, and provide credit, marine fueling and related services to commercial ship owners, marine fuel users and governments.

        The remaining 30% of the bunkering market is served by independent physical suppliers, national oil companies and independent refiners. Independent physical suppliers such as Aegean Marine Petroleum Network Inc. purchase marine fuel from refineries, major oil companies and other sources which is then marketed, sold and physically delivered to a broad base of end customers.

Supply Methods

        Bunkers are supplied in ports at a berth or anchorage via truck or railcar, through a permanent pipeline, or through ship-to-ship delivery.

        Delivery by truck or railcar occurs at a berth where there is land access to the vessel. This method of delivery has various limitations. Trucks and railcars are not only limited by the fact that the vessel needs to be accessible from land but they are also limited in the amount of marine fuel they can deliver. Normally trucks have a carrying capacity between 10 and 35 cubic meters and would deliver at speeds of 50 metric tons per hour, making the average fuel oil stem a very slow process.

        Pipeline facilities work in a similar fashion as truck and railcar deliveries. Delivery occurs at a berth where the vessel has physical access to the pipeline. Pipelines are able to deliver marine fuel at a rate of 250 metric tons per hour. However, expensive installation and high maintenance costs have made it commercially impractical to continue operating pipelines as the primary source of marine fuel at ports. Other drawbacks in the use of pipelines include limitations in concurrently supplying several ships, making delivery of marine fuel time consuming.

        Ship-to-ship delivery is the most popular method of marine fuel delivery because a vessel does not have to be in a specific place to refuel. Bunkering tankers can pull alongside a vessel to deliver marine fuel whether the vessel is at a berth at an anchorage or in motion at low speeds. Bunkering tankers deliver fuel at an average of 300 metric tons per hour and accounted for 80% of the annual bunkering deliveries.

Demand and Growth

        Demand and growth of the marine fuel supply industry are mainly driven by location, fuel grade, and price.

        Port location is important because international seaborne trade limits the options ships have when choosing where to replenish fuel. Contractual obligations between the shipping company and the customer often restrict the route taken. The major bunkering ports tend to be located along major trade routes. For example, Singapore is an extremely popular refueling port due to its location on a major trade route between the Far East and countries west of the Malay Peninsula. The following table illustrates the volume of marine fuel sales by location in 2004.

Region	Major Port(s)	Million Metric Tons/Year
Southeast Asia	Singapore	23.5
Northwest Europe	Rotterdam	12.7
Arab Gulf	Fujairah	12.0
Mediterranean	Gibraltar/Piraeus	3.3/2.2
U.S. Gulf	Houston	2.7	*
*
2003

Source: Lloyd's MIU

        Currently, the majority of commercial vessels use marine fuel oils with viscosity ranging between 180cSt, 380cSt and 500cSt at 50 degrees Celsius. However, sales of 500cSt marine fuel have been on the rise during the past 5 years at major bunkering ports, such as Rotterdam, due to the fact that this grade of marine fuel is less expensive than 380cSt marine fuel. Lower grade fuels contain less energy and impose greater maintenance and oil separator running costs. A user of marine fuel customarily compares the price and relative energy output to determine which type of fuel to purchase.

        Pricing drives growth and demand in individual ports and markets due to the fact that the price of bunkers often accounts for approximately 60% to 80% of the entire ship's operating costs. Scarcity of product, small numbers of inquiries, transportation and storage costs, and monopoly of supply all tend to push the price of marine petroleum products up. However, the high concentration of supply along the major trade routes leads to competitive pricing. For example, pricing at the port of Rotterdam is lower than at other major ports due to its proximity to many local refineries. The following table illustrates average bunkers price by location as of May 31, 2005:

		Price (per metric ton)
Region
	Major Port	180cSt	380cSt	MGO/MDO*
Southeast Asia	Singapore	263	252	445
Northwest Europe	Rotterdam	227	213	405
Arab Gulf	Fujairah	262	252	502	*
U.S. Gulf	Houston	262	252	458
Mediterranean	Gibraltar	247	227	496	*
	Piraeus	239	219	466

Source: PLATTS Oilgram Bunkerwire

Top Bunkering Ports

  Southeast Asia

        Singapore:    In 2004, 390.0 million tons of cargo passed through Singapore on over 133,185 vessels totaling 1.04 billion gross tons. In 2004 bunkering volumes reached 23.5 million metric tons. In 2004, BP Marine was the largest supplier by volume, followed by Shell Marine Products, Global Energy Trading Pte. Ltd., ExxonMobil Marine Fuel, Consort Bunkers Pte. Ltd., Searights Maritime Services Pte. Ltd., Caltex Singapore Pte. Ltd. and others. The continuous growth of the Singapore bunker market is mainly due to the growth of Chinese economy and the increase in China's international seaborne trade.

  Northern Europe

        Rotterdam:    Large bunker sales are mainly related to Rotterdam's pricing advantage over other Northern European ports. As of June 2005, bunker prices at Rotterdam were approximately $20 per ton less costly than Singapore, enabling container vessels to refuel in Rotterdam and sail to Singapore and back before having to refuel. The combined cargoes handled by the port exceeded 350.0 million metric tons in 2004 with bunker volumes exceeding 12.5 million metric tons in that year. The main sources of bunkers are four local refineries and three other Benelux refineries. The market is served by 25 physical suppliers, including all of the major oil producers and several other foreign based groups such as Lukoil Benelux BV, Allround Fuel Trading Chemoil BV and Bominflot BV.

  Arab Gulf

        Fujairah:    Fujairah is the most popular refueling port in the Arab Gulf due to its many storage facilities, proximity to Middle East fuel supplies, and other services offered to waiting or passing vessels. All of these factors contributed to the annual marine fuel sales of 12.0 million metric tons in 2004. 17 million metric tons of cargo passed through this port in 2004. The market has contracted due to several high profile fuel quality incidents which have damaged numerous ships. Aegean Marine Petroleum LLC, and Bominflot Fujairah LLC, among many others, service this market, however, there have not been many new entrants into this market recently.

  U.S. Gulf

        Houston:    In 2003, about 190 million tons of cargo moved through the Port of Houston with a total of 6,301 vessel calls. In that year, 2.7 metric tons of marine fuel were sold. Valero Marketing and Supply Co., Chemoil Corporation, along with the other major United States oil producers service this bunkering market.

  Mediterranean

        Traditionally bunkering in the Mediterranean has failed to rival the other major world ports due to the diffuse nature of the region. Although there is substantial trawler, ferry and cruise ship traffic, there is no direct route which all of the vessels use making the bunkering market very spread out across a broad region.

        Gibraltar:    Gibraltar is one of the largest bunkering ports in the Mediterranean, delivering 3.3 million tons of marine petroleum products in 2004. Bunkering is now the main activity within the Port of Gibraltar with over 6,000 vessels served each year. These vessels are serviced by Aegean Bunkering (Gibraltar) Ltd., CEPSA (Gibraltar) Ltd., Vemaoil Co. Ltd. and ExxonMobil Marine Fuels, among others.

        Piraeus, Greece:    Attractive pricing has driven the growth of bunkering at this port. The 3.5 million metric tons per year bunker supply market, based on 2003 data, is served locally by two refineries which compete with each other. This port is serviced by Aegean Marine Petroleum S.A., Eko-Elda Abee., BP Hellas S.A. and Sekavin S.A., among others. Oceangoing vessels are the main consumer of marine fuel in Piraeus, accounting for approximately 2.5 million metric tons of marine fuel in 2003.

Tanker Supply

  Size of the Existing Fleet

        Bunkering tankers can range in size from 600 to 10,000 dwt. However, the majority of tankers used for bunkering are 5,000 dwt and below. There are a number of petroleum product vessels that are suitable for bunkering operations. Lloyd's MIU classifies them as tank barges, bunkering tankers, non-specific tankers and product tankers, though certain chemical/clean product tankers could also be used as a last resort. Approximately 91% of these tankers (excluding the chemical tankers) are single hull and of these nearly 63% have already reached their 25th anniversary in April 2005 or will reach it prior to 2008, and as such they will need to be phased out as per the applicable regulations within the jurisdiction in which they operate and in conformance with the amended MARPOL Annex I rules. The following tables illustrate the number of active single and double hull tankers in service as of April 5, 2005 and the percentage of vessels over 25-years old at the phase out dates.

  600-5,000 dwt range

Type of Vessel	Single Hull	Percentage over 25-years old by 2008	Double Hull
Bunkering-suitable Tankers	2,518	67%	164
Chemical/Oil Tankers	246	37%	72

Total	2,764		236

  5,001-10,000 dwt range

Type of Vessel	Single Hull	Percentage over 25-years as of April 2005	Double Hull
Bunkering-suitable Tankers	395	33%	115
Chemical/Oil Tankers	239	13%	126

Total	634		241

Source: Lloyd's MIU

  Expected Double Hull Tankers Under Construction

        As of August, 2005, there are approximately 1,300 tankers of all types and sizes under construction, including chemical, gas and specialty carriers. However, only 113 tankers of bunker suitable tonnage under 10,000 dwt are on order. The total capacity of all of these vessels suitable for bunkering is approximately 540,000. The increase in steel prices over the past two years has led to increased ship building costs, raising the price by between 15% to 40%, depending on the size and type of vessel, contributing to the shortage of MARPOL 73/78 conforming vessels.

  Shipyard Capacity Constraints

        Currently orders for double hull bunkering tankers are constrained by (i) a preference, particularly by Far Eastern shipyards, to offer capacity to higher value chemical tanker orders rather than for lower margin bunkering tankers, (ii) a renewed interest by the few active European shipyards in containerships and other specialty vessels limiting the shipbuilding capacity for low value bunkering tankers, (iii) closures of smaller shipyards, particularly in Northern Europe, (iv) the fact that only 20 out of 52 countries with open sea shipbuilding capacity are building tankers suitable for the marine fuel supply industry, (v) the significant increase in construction costs since 2003 due to the weakness of the

U.S. dollar, and (vi) some free capacity in the European Union and other continental yards is not conducive to attracting orders of such tonnage because of price differentials in the region of 20% to 35% with yards in the Far East and particularly China.

  Regulations requiring double hull vessels

        The International Maritime Organization, or IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, or MARPOL 73/78. In December 2003, Annex I of the Protocol was amended to introduce the accelerated phase-out of single hull tankers for the whole industry, following two major oil pollution incidents in European waters and in order to avert unilateral imposition of a faster phase-out by the European Union.

        MARPOL 73/78 regulation 13G bans the carriage of heavy grade oil, or HGO, in single hull tankers of 5,000 dwt and above after April 5, 2005. However, under an exemption in regulation 13G, vessels of 5,000 dwt and above, fitted only with side tanks or double bottom tanks, and conforming with certain design and inspection rules, may operate up until the age of 25 years, provided that they are allowed to continue operating with the permission of a port administration until they are 25 years old, despite the April 5, 2005 deadline.

        Regulation 13H bans the carriage of HGO in single hull oil tankers between 600 dwt and 5,000 dwt, after the anniversary of their delivery date in 2008. However, they may be allowed to operate in waters where the port Administration allows them to operate up until the age of 25, provide that they conform to certain conditions. 67% of the existing single hull vessels between 600 and 5,000 dwt are going to be over 25 years old at their anniversary in 2008, not conforming with MARPOL 73/78 requirements and will need to be replaced.

        The flag state of a party to MARPOL 73/78 may exempt an oil tanker carrying HGO as cargo if the ship is engaged in voyages exclusively within the party's jurisdiction. A party to MARPOL 73/78 can also deny entry of non-MARPOL conforming tankers, carrying HGO into the ports or offshore terminals under its jurisdiction except when it is necessary for the purpose of securing the safety of a ship or saving life at sea.

        Jurisdictions such as the European Union and the United States have more stringent phase-out requirements than MARPOL 73/78. Effective as of April 5, 2005, the European Union has banned all single hull tankers transporting HGO, including tankers that are given permission for such trade by the flag state under regulation 13H, from all of its ports and offshore terminals within its jurisdiction.

        Similar to the European Union, the United States has elected to follow its own Oil Pollution Act of 1990, or OPA 90, instead of the MARPOL 73/78. OPA 90 mandates the phase-out of all single hull tank vessels transporting petroleum products in U.S. waters at varying times by January 1, 2015. Approximately 27% (5,261,398,000 barrels of oil transportation capacity) of the U.S. tanker fleet must be retired between January 1, 2004 and January 7, 2007 and an additional 38% (8,548,151,000 barrels of oil transportation capacity) of the fleet must be retired by January 1, 2015.

BUSINESS

Overview

        We are an independent physical supplier and marketer of refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels in bunkering tankers to a broad base of end users. With service centers in Greece, Gibraltar, the United Arab Emirates and Jamaica, we believe that we are one of a limited number of independent physical suppliers that owns and operates a fleet of bunkering tankers in multiple jurisdictions. We presently own a fleet of seven double hull and two single hull bunkering tankers with an average carrying capacity of approximately 4,700 dwt. We provide fueling services to virtually all types of ocean-going vessels and many types of coastal vessels, such as oil tankers, container ships, drybulk carriers, cruise ships, naval vessels and ferries. Our customers include a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users, including the United States Navy. We are a newly formed Marshall Islands holding company. We conduct our business through operating subsidiaries that were previously separate, privately-held related entities.

        The volume of marine fuel that we have sold has grown from approximately 1.0 million metric tons in the fiscal year ended December 31, 2002 to 1.2 million metric tons in the fiscal year ended December 31, 2004. During the same period, our gross spread on marine petroleum products has grown from $8.2 million to $25.0 million. For the six months ended June 30, 2005, we sold 0.7 million metric tons of marine fuel and generated gross spread on marine petroleum products of $16.2 million, as compared to 0.6 million metric tons and $12.8 million, respectively, for the six months ended June 30, 2004.

        Accordingly, we intend to expand our business and marine fuel delivery capabilities. We expect to open a new service center in Turkey before the end of 2005 and plan to establish additional service centers in other locations around the world during the next several years. As we expand our global presence, we plan to increase our fleet by at least 15 new double hull bunkering tankers during the next four years. In order to do this we have entered into newbuilding contracts with a Chinese shipyard for the construction of ten new double hull bunkering tankers scheduled for delivery between October 2006 and August 2008 and have an option, which we plan to exercise, to build five additional double hull bunkering tankers at the same shipyard for delivery between August 2008 and May 2009. We also plan to purchase six additional secondhand double hull bunkering tankers, subject to market conditions, within 12 months following the completion of this offering.

        In addition to expanding our bunkering tankers fleet, we have entered into newbuilding contracts for the construction of two new double hull petroleum products tankers with roll-on roll-off facilities for fuel trucks, which we call specialty tankers. We plan to use these specialty tankers for the distribution of gasoline and other refined petroleum products to island economies. We expect delivery of these two specialty tankers in December 2006 and March 2007. We also have an option, which we plan to exercise, to build four additional specialty tankers for delivery between June 2007 and March 2008.

        We believe that we currently have a well-maintained, high quality fleet of double hull bunkering tankers with an average age of 10.7 years. Seven of our nine bunkering tankers are double hull. According to Lloyd's MIU, the aggregate number of double hull tankers with a cargo-carrying capacity between 600 and 10,000 dwt, that is, the size physically suitable for use in the marine fuel supply industry represents only approximately 9% of all tankers (excluding chemical tankers) suitable for such use. In the event that we purchase and take delivery of six secondhand double hull bunkering tankers and sell both of our single hull bunkering tankers in the open market, and following the delivery of the ten newbuildings we have under contract and the five additional vessels subject to an option (assuming that we exercise our option), we expect that all of our bunkering tankers will be double hull. Under environmental protection laws and regulations, single hull tankers, including bunkering tankers, are undergoing a phase-out. The European Union, or the EU, and the International Maritime Organization, or the IMO (the United Nations agency for marine safety), have already banned single hull tankers of 5,000 dwt and above from carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel, as of October 2003 and as of April 2005, respectively, and will ban all single hull tankers of less than 5,000 dwt but above 600 dwt from carrying HGO in 2008. The EU and the IMO will require a phase-out of all other single hull tankers in 2010. The IMO, however, permits a flag state to extend the phase-out period to the earlier of 2015 or the 25th anniversary of the vessel's delivery. Given the fragmentation of the marine fuel supply market, we believe that the expanded size of our fleet of double hull bunkering tankers and our presence in multiple markets will provide us with the opportunity to become an industry leader.

        In addition to bunkering tankers, we own one single hull Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt. We purchased this tanker with the initial intention of strategically positioning it as a floating storage facility near a port that we serve. However, due to the currently favorable daily charter hire rates for Aframax tankers, we are deploying this vessel for hire in the international spot market and plan to do so until December 28, 2008, the date of its mandatory phase-out.

Our Competitive Strengths

        We believe that we possess a number of strengths that provide us with a competitive advantage in the marine fuel supply industry, including:

        Integrated Service Capability.    Our ability to control the process of physically supplying refined marine fuel to end users from procurement to delivery provides us with a distinct competitive advantage. We have:

  •
  long-term contractual arrangements with supply sources for marine petroleum products;

  •
  local service centers that monitor and support the logistical aspects of each customer order; and

  •
  our own and chartered bunkering tankers to transport fuel from our suppliers to the customer.

        Our direct control and management of our bunkering tankers and delivery schedules enables us to provide marine fuel to ships in port and at sea on a timely and cost effective basis while controlling the quality of our product, service and fueling safety. We believe that because we have integrated service capability and are an independent physical supplier, we can better service our customers than traders or brokers, who solely resell marine petroleum products or contract with third parties to deliver the product to their customers.

        Strong Customer Relationships.    We have developed strong relationships with our customers. We believe that the strength of these relationships is the result of the quality of our operations and reliability of our service. Being a Greek-managed independent physical supplier of refined marine fuel and lubricants, we have developed strong relationships with Greek-owned commercial shipping companies. We have also been approved as a supplier to the United States Navy and were awarded two contracts to supply marine fuel products to United States Naval vessels in Greece. These contracts were subsequently extended by the United States Defense Energy Support Center, or the DESC, the agency that manages all energy-related needs for the U.S. military worldwide. The DESC has also awarded us a contract to supply marine fuel products to United States Naval vessels in Spain. We believe that our successful relationships with Greek-owned commercial shipping companies, the United States Navy and other customers that are serviced in different ports around the globe provide us with significant opportunities to expand our business in other locations throughout the world.

        Fleet of Double Hull Bunkering Tankers.    The percentage of our fleet comprised of double hull bunkering tankers significantly exceeds the industry average. Due to the expected phase-out of single hull tankers under environmental protection laws and regulations worldwide, the global supply of bunkering tankers will decline significantly if new vessels are not built or older vessels are not retrofitted with double hulls. We believe that the number of new bunkering tankers to be built for delivery through 2008 will be limited due to the capacity constraints of the world's shipyards and the fact that retrofitting old single hull bunkering tankers is commercially impractical because of, among other things, considerable capital expenditures, increased risks of structural problems and the resulting reduction of cargo-carrying capacity. In the event that we purchase six secondhand double hull bunkering tankers and sell both of our single hull bunkering tankers in the open market, and following the delivery of the ten newbuildings we have under contract and the five additional vessels subject to an option (assuming that we exercise our option), we expect that all of our bunkering tankers will be double hull by May 2009. Since we expect the global supply of bunkering tankers to decline due to a relatively slow replacement of phased-out vessels and the number of bunkering tankers in our fleet to more than triple, we believe we will be favorably positioned to expand our business in existing and new markets.

        Effective Credit Controls.    We provide trade credit to customers who, according to our in-house credit system, exhibit an acceptable credit risk profile. We believe our active credit risk management has been essential to our success. Our credit evaluation system has enabled our business to grow while allowing us to effectively manage our credit exposure. For the past three years, our write-offs were less than $0.1 million and as of June 30, 2005, only $1.2 million, or 2.4%, of our receivables were past due more than 60 days.

        Strong Management with Successful Track Record.    We have assembled a management team of senior executive officers and key employees with decades of experience in all aspects of commercial, technical, management and financial areas of the marine fuel supply and shipping industries. We believe that our management team has a demonstrated history of successfully expanding into new geographic markets and adding bunkering tankers to our vessel fleet. We began operations in Greece and subsequently expanded into Gibraltar, the United Arab Emirates and, most recently in March 2005, Jamaica. In these markets we effectively employed our experience and operating processes to secure local fuel supplies, manage vessels, open local support offices and capture market share. We have also expanded our vessel fleet from two to nine bunkering tankers over the past three years through selective acquisitions. We effectively incorporated these vessels into our marine fuel supply network, providing additional capacity to enable us to improve our service to customers and capture additional market share in our current locations. We plan to continue to utilize these proven growth strategies to enter new geographic markets and deploy additional bunkering tankers.

        Excellence in Operations.    We are ISO 9001 certified for the Provision of Procurement Services for Marine Fuel Oils and Lubricants and ISO 14001 certified for Environmental Management System. We have also obtained a TR-8 certification issued by Lloyds for Quality Management for Bunker Supply. We believe that our operational effectiveness and logistical reliability are attributable to the expertise we have developed through our experience in operating our bunkering business in multiple locations around the world.

Our Strategy

        We believe that future growth will be achieved not only by increasing market share in current locations but also by expanding operations to other locations. As part of our strategy, we intend to:

        Expand the Global Reach of our Business and our Fleet.    We intend to capitalize on our ability to effectively manage bunkering operations in multiple locations and expand the global reach of our business and our fleet. We plan to expand the global reach of our business through opening new service centers, including one in Turkey before the end of 2005. We also intend to expand our bunkering tanker fleet through timely and selective acquisitions of newly-built and secondhand bunkering tankers. We intend to acquire only high quality, double hull bunkering tankers that meet new rigorous industry standards and to preserve the quality of our vessels by emphasizing ongoing maintenance programs.

        Maintain and Leverage Relationships with our Customers.    We intend to maintain strong relationships with our customers by providing high quality products, reliable service and innovative solutions to meet their needs. Many of our existing customers have global operations. As we continue to expand into new markets, we plan to leverage our current relationships with customers to capture their business in new service locations. For example, on March 1, 2005 we opened a service center in Jamaica. During the first two months of operations in Jamaica, over 70% of all customer orders were from previously existing accounts.

        Capitalize on Phase-Out of Single Hull Bunkering Tankers.    Given the expected ban of a significant portion of single hull bunkering tankers by 2008, the capacity constraint of the world's shipyards, the capital requirements necessary to renew bunkering fleets, and the impracticality of retrofitting single hull tankers with double hulls, we believe that the number of bunkering tankers worldwide will decline significantly through 2008. In the event that we purchase six secondhand double hull bunkering tankers and sell both of our single hull bunkering tankers in the open market, and following the delivery of the ten newbuildings we have under contract and the five additional vessels subject to an option (assuming that we exercise our option), we expect that all of our bunkering tankers will be double hull by May 2009. We plan to leverage our fleet of double hull bunkering tankers to fill a portion of the market currently serviced by single hull vessels. Given the fragmentation of the marine fuel delivery market, we believe that the expanded size of our fleet of double hull bunkering tankers and presence in multiple markets will provide us with the opportunity to become an industry leader.

        Use our Increased Equity Capitalization to Accelerate Growth and Improve Profitability.    We believe that our increased equity capitalization following the completion of this offering will allow us to:

  •
  grow fuel sales volumes; and

  •
  purchase fuel on favorable terms.

Large suppliers of refined marine petroleum products from which we purchase fuel generally require us to provide standby letters of credit and to pay on strict terms. As a result, capital limitations have historically constrained our growth. We believe that proceeds from this offering will allow us to fund the working capital that we need to service unfulfilled demand for our services and future growth. We also believe that proceeds from this offering will increase our ability to pay cash for marine fuel when we deem it appropriate and thus obtain discounts generally available to cash purchasers. As our business expands, we intend to seek more favorable terms from suppliers through volume discounts or long term supply arrangements.

        Provide Innovative Solutions.    Our management continues to seek innovative solutions to existing and future energy needs. For example, access to gasoline and other refined petroleum products is costly and may from time to time be subject to restrictions or disruptions in many island economies, including the Greek Islands. In response, we have designed and plan to operate a fleet of specialty tankers with roll-on roll-off facilities for fuel trucks intended to make distribution of gasoline and other refined petroleum products in island areas more cost effective and environmentally friendly. In June 2005, we entered into newbuilding contracts for the construction of two of these specialty tankers and have an option to build four additional specialty tankers.

Our Corporate History and Structure

        Aegean Marine Petroleum Network Inc. is a newly formed Marshall Islands holding company. We were incorporated on June 6, 2005. All of our business activities before the Acquisition, which occurred on September 29, 2005, had been conducted by companies controlled by Leveret. In the Acquisition, direct and indirect ownership of companies that conduct the operations described in this prospectus was contributed to us by Leveret. We transact our bunkering business primarily through a wholly-owned subsidiary incorporated in Liberia and operate service centers through separate wholly-owned subsidiaries incorporated in Gibraltar and Jamaica and a controlled subsidiary incorporated in the United Arab Emirates. We also expect to operate a new service center through our majority-owned subsidiary incorporated in Turkey. We own our vessels through separate wholly-owned subsidiaries incorporated in the Marshall Islands and in Malta, and provide the management of our bunkering tankers through a wholly-owned subsidiary incorporated in the Marshall Islands. We also provide marketing and consulting services for our operations through our wholly-owned subsidiaries incorporated in Delaware, the U.S. and Singapore.

Our Fleet

        We currently operate a fleet of nine bunkering tankers, of which seven are double hull, with an average carrying capacity of approximately 4,700 dwt. We also own one Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt, which we plan to permanently dock and use as a floating storage facility.

        The following table presents certain information concerning our current fleet.

Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers:
Aegean Tiffany	Yes	Malta	2004	2,747
Aegean Breeze	Yes	Malta	2004	2,747
Aegean Flower	Yes	Malta	2001	6,523
Aegean Tulip	Yes	Gibraltar	1993	4,853
Aegean Rose	Yes	Gibraltar	1988	4,935
Aegean Daisy	Yes	Gibraltar	1988	4,935
Aegean X	Yes	Panama	1982	6,400
Aegean VII	No	Malta	1984	3,892
Aegean IX(1)	No	Panama	1976	7,216	(2)
Aframax Tanker:
Aegean Hellas	No	Bahamas	1982	91,602

(1)
Expected to be sold pursuant to a bareboat charter and purchase agreement.

(2)
Currently certified for use of 4,999 dwt.

        We intend to expand our business and marine fuel delivery capability. In furtherance of this objective, we have entered into newbuilding contracts with a Chinese shipyard for the construction of ten new double hull bunkering tankers, which are due to be delivered between October 2006 and August 2008, and we have an option to build five additional vessels at that shipyard. As we expand our global presence, we expect to enter into agreements with third party sellers to purchase additional double hull bunkering tankers. In the event that we purchase and take delivery of six secondhand double hull bunkering tankers and sell both of our single hull bunkering tankers in the open market, and following the delivery between October 2006 and May 2009 of the ten newbuildings we have under contract and the five additional vessels subject to an option (assuming that we exercise our option), we expect to have 28 double hull vessels in our operating fleet of bunkering tankers.

        The following table presents certain information concerning ten bunkering tankers under the newbuilding contracts and the five bunkering tankers under the option, exercisable prior to launch of the first newbuilding vessel, which is expected to occur in April 2006, for additional newbuilding vessels.

Hull Number	Name (On Delivery)	Double Hull	Expected Delivery Date	Dwt
Bunkering Tankers Under Contracts:
DN-3500-1	Aegean XI	Yes	October 2006	3,800
DN-3500-2	Aegean XII	Yes	March 2007	3,800
DN-3500-3	Aegean XIII	Yes	March 2007	3,800
DN-3500-4	Aegean XIV	Yes	July 2007	3,800
DN-3500-5	Aegean XV	Yes	July 2007	3,800
DN-3500-6	Aegean XVI	Yes	November 2007	3,800
DN-3500-7	Aegean XVII	Yes	November 2007	3,800
DN-3500-8	Aegean XVIII	Yes	April 2008	3,800
DN-3500-9	Aegean XIX	Yes	April 2008	3,800
DN-3500-10	Aegean XX	Yes	August 2008	3,800
Bunkering Tankers Under Option:
N/A	Aegean XXI	Yes	August 2008	3,800
N/A	Aegean XXII	Yes	December 2008	3,800
N/A	Aegean XXIII	Yes	December 2008	3,800
N/A	Aegean XXIV	Yes	May 2009	3,800
N/A	Aegean XXV	Yes	May 2009	3,800

        Our ten newbuilding contracts for bunkering tankers are with Fujian Southeast Shipyard, which we call the Chinese shipyard or FSES. FSES is a subsidiary of Fujian Shipbuilding Industry Group Corporation, a Chinese state-owned company. FSES, founded in 1956, has over 1,200 employees and constructs various types of vessels, including cargo vessels, container ships, fishing boats, barges and oil tankers of up to 10,000 dwt, in accordance with the requirements of international classification societies, such as China Classification Society, Det Norske Veritas, American Bureau of Shipping, Bureau Veritas and Lloyd's Register. FSES has exported its products to customers located in many jurisdictions, including Japan, France, Korea, Singapore, Malaysia and Taiwan.

        In addition to expanding our fleet with bunkering tankers, we have entered into newbuilding contracts for the construction of two specialty tankers and we have an option, which we plan to exercise, to build four additional specialty tankers. We plan to use our specialty tankers to make distribution of gasoline and other refined petroleum products to island economies, including the Greek islands.

        The following table presents certain information concerning our two specialty tankers under the newbuilding contracts and the option for two specialty tankers exercisable on or before the launching of the first of two specialty tankers and on the delivery date of the first of two specialty tankers under contract for two additional specialty tankers.

Specialty Tankers Under Option:

Hull Number	Name (On Delivery)	Double Hull	Expected Delivery Date	Dwt
Specialty Tankers Under Contracts:
N 222000	N/A	Yes	December 2006	2,400
N 2230007	N/A	Yes	March 2007	2,400
Special Tankers Under Option:
N/A	N/A	Yes	June 2007	2,400
N/A	N/A	Yes	September 2007	2,400
N/A	N/A	Yes	December 2007	2,400
N/A	N/A	Yes	March 2008	2,400

        Our two newbuilding contracts for specialty tankers are with Severnav S.A., which is a Romanian state-owned company. Severnav S.A., founded in 1852, is situated on the Danube River. Severnav S.A.'s two main yards specialize in building and outfitting new coastal and ocean-going vessels and in repair and drydocking of ships up to 10,000 dwt. Severnav S.A. constructs various types of vessels, including passenger ships, cargo vessels, fishing boats, yachts and sailing boats, as well as barges and chemical and oil tankers. The vessels are constructed in accordance with the requirements of international classification societies, such as Germanischer Lloyd, Russian Register of Shipping and Bureau Veritas.

Our Service Centers and Markets

  Greece

        We currently service our customers through our related company, Aegean Oil, in the port of Piraeus, Greece. Aegean Oil has a license, which we are not qualified to obtain, to operate as a physical supplier of refined marine petroleum products in Piraeus. In the year ended December 31, 2004, we conducted 1,569 bunkering operations and sold a total of 407,430 metric tons of marine fuel in Piraeus. We compete here against seven other physical suppliers, including Eko-Elda Abee., BP Hellas S.A. and Sekavin S.A.

        In addition to Piraeus, Aegean Oil has a license to operate as a physical supplier of refined marine petroleum products in all ports in Greece, including Patras, Thessaloniki and Crete. As we expand our business, we may elect to service our customers in other Greek ports and seek a larger share of the total Greek market for supply of marine petroleum products.

        We support our operations in Greece from our office in Piraeus, which we lease from Aegean Warehouses S.A. A total of 24 employees work out of this office. For further description of our dealings with Aegean Oil and Aegean Warehouses S.A. please refer to the section of this prospectus entitled "Related Party Transactions."

  Gibraltar

        We possess a license issued by the Bunkering Superintendent of the Port of Gibraltar to act as a physical supplier of marine petroleum products in Gibraltar. In the year ended December 31, 2004, we conducted 855 bunkering operations using our three bunkering tankers and sold a total of 401,545 metric tons of marine fuel in Gibraltar.

        We purchase the majority of our fuel in Gibraltar from FAMM, which also engages in limited supply operations in the port. We also compete here against four other physical suppliers, CESPA

(Gibraltar) Ltd., Vemaoil Company Ltd., Shell Company of Gibraltar Ltd. and Peninsula Petroleum Ltd.

        We support our bunkering operations from our office in Gibraltar, which we lease. We have seven employees at this office.

  United Arab Emirates

        We possess a license issued by Sharjah Economic Development Department to act as a physical supplier of marine petroleum products in the port area of Fujairah, which, according to Lloyd's MIU, is the third largest bunkering market in the world. In the year ended December 31, 2004, we conducted 756 bunkering operations using our four bunkering tankers and sold a total of 323,395 metric tons of marine fuel in Fujairah.

        We purchase our fuel in Fujairah from a variety of different suppliers including FAL Energy Co. Ltd., which also engages in supply operations in the port. We compete here against physical suppliers, including Fujairah National Bunkering Co. LLC, ENOC Bunkering (Fujairah) LLC, FAL Energy Co. Ltd., Akron Trade and Transport and Oil Marketing & Trading Inc.

        We support our bunkering operations from our office in Fujairah, which we lease. We have eight employees at this office.

  Jamaica

        We are authorized by the Port Authority of Jamaica to act as a physical supplier of marine petroleum products in the port of Kingston, Jamaica. Since the commencement of our operations in March 2005 until June 30, 2005, we conducted 113 bunkering operations using our two bunkering tankers and sold a total of 96,866 metric tons of marine fuel in Jamaica.

        In Jamaica, we have a long term contract to purchase our fuel from the state refinery, Petrojam Limited, which also engages in a limited supply operations within the port. We are not aware of any other physical suppliers of marine petroleum products in Jamaica.

        We support our bunkering operations from our office in Kingston, which we lease. We have three employees at this office.

Sales and Marketing

        Most of our marketing, sales, ship-management and other related functions are performed at our main offices in Piraeus, Greece. We also market our marine fuel sales and services through our internal sales force located at our marketing offices located in Edgewater, New Jersey and in Singapore. Our sales force interacts with our established customers and markets our fuel sales and services to large commercial shipping companies and foreign governments. We believe our level of customer service, years of experience in the industry and reputation for reliability are significant factors in retaining our customers and attracting new customers. Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.

Customers

        We market marine fuel and related services to a broad and diversified base of customers. During the years ended December 31, 2003 and 2004 sales made to the United States Navy accounted for approximately 25% and 24% of our total revenues, respectively. During the years ended 2004, 2003 and 2002, none of our other customers accounted for more than 10% of our revenue. Our customers serviced during the past three years, in addition to the United States government, include Greek-owned commercial shipping companies such as Capital Maritime & Trading Corp., other international shipping companies such as ST Shipping & Transport, Inc. and marine fuel traders and brokers such as World Fuel Services Corporation.

Suppliers

        We purchase our marine fuel and lubricants from select suppliers worldwide. In the year ended December 31, 2004, we purchased marine petroleum products of approximately $66.2 million, or approximately 29.8% of our total purchases of marine petroleum products, from FAMM, approximately $49.3 million, or approximately 22.2% of our total purchases of marine petroleum products, from Aegean Oil, and approximately $18.9 million, or approximately 8.5% of our total purchases of marine petroleum products, from FAL Oil Co. Ltd. Our cost of fuel is generally tied to spot pricing, market-based formulas or is governmentally controlled. We are usually extended trade credit from our suppliers for our fuel purchases, which is required to be secured by standby letters of credit or letters of guarantee.

Competition

        We compete with marine fuel traders and brokers such as World Fuel Services Corporation and Chemoil Corporation for services and end customers. We also compete with physical suppliers of marine fuel products such as CESPA (Gibraltar) Ltd. and Fujairah National Bunkering Co. LLC for business from traders and brokers as well as end customers. Our competitors include both large corporations and small, specialized firms. Some of our competitors are larger than we are and have substantially greater financial and other resources than we do. Some of our suppliers also compete against us.

Employees

        As of June 30, 2005, we had 201 employees, including 44 shoreside personnel, and 157 shipboard personnel employed on our vessels. Our Greek shoreside employees are subject to Greek national collective bargaining agreements, which set minimum standards of their employment. Our Greek shipboard personnel is also subject to these standards. Our Filipino crew members are also subject to a collective bargaining agreement with the Philippine Government that sets their minimum standards of employment. We consider our employee relations to be satisfactory.

Environmental and Other Regulations

        Government regulations and laws significantly affect the ownership and operation of our tankers. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered.

        A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

        We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

Tanker Restrictions

  International Maritime Organization

        The International Maritime Organization, or IMO (the United Nations agency for maritime safety), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.

        In April 2001, the IMO adopted regulations under the MARPOL Convention, which became effective in September 2002, requiring the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the regulations, the flag state may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

        As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to a MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers must be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers	Date or Year
Category 1 — oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks	April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982

Category 2 — oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements
and

April 5, 2005 for ships delivered on April 5, 1977 or earlier
2005 for ships delivered after April 5, 1977 but before January 1, 1978
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
Category 3 — oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.	2009 for ships delivered in 1983 2010 for ships delivered in 1984 or later

        Under the revised regulations, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or the year in which the ship reaches 25 years of age after the date of its delivery, whichever is earlier.

        The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of delivery for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

  •
  the oil tanker conversion was completed before July 6, 1996;

  •
  the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

  •
  the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

        In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

        Under regulation 13H, HGO means any of the following:

  •
  crude oils having a density at 15oC higher than 900 kg/m3;

  •
  fuel oils having either a density at 15oC higher than 900 kg/m3 or a kinematic viscosity at 50oC higher than 180 mm2/s; or

  •
  bitumen, tar and their emulsions.

        Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15oC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

        The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

        Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

  European Union

        In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union, or the EU, adopted a regulation that accelerates the IMO single hull tanker phase-out timetable. Under that regulation, no oil tanker is allowed to operate under the flag of a EU member state, nor shall any oil tanker, irrespective of its flag, be allowed to enter into ports or offshore terminals under the jurisdiction of a EU member state after the anniversary of the date of delivery of the ship in the year specified in the following table, unless that tanker is double hull:

Category of Oil Tankers	Date or Year
Category 1 — oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks	2003 for ships delivered in 1980 or earlier 2004 for ships delivered in 1981 2005 for ships delivered in 1982 or later

Category 2 — oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements
and

2003 for ships delivered in 1975 or earlier
2004 for ships delivered in 1976
2005 for ships delivered in 1977
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
Category 3 — oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers	2010 for ships delivered in 1984 or later

        Furthermore, under the regulation, all oil tankers of 5,000 dwt or less must comply with the double hull requirements no later than the anniversary date of delivery of the ship in the year 2008. The regulation, however, provides that oil tankers operated exclusively in ports and inland navigation may be exempted from the double hull requirement provided that they are duly certified under inland water legislation.

        The EU, following the lead of certain EU nations such as Italy and Spain, has also banned single hull tankers 5,000 dwt or above and single hull tankers 600 dwt and above but less than 5,000 dwt from carrying HGO as of October 2003 and as of the anniversary date of delivery in 2008, respectively, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction.

        We plan to pursue all reasonably practicable measures to extend each of our single-hull tanker's operating life for the maximum permissible time under applicable regulations.

Other Restrictions

        The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL Convention, or Annex VI, to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

        The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention standards.

        Under the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO in 1993, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1998, the ISM Code became mandatory by the adoption of Chapter IX of SOLAS.

        The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have all material requisite documents of compliance for our offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.

        Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

        Many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the 1969 Convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that became effective in November 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.6 million plus approximately $919 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $130.8 million. As the 1969 Convention calculates liability in terms of basket currencies, these figures are based on currency exchange rates published by the International Monetary Fund on June 30, 2005. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

  •
  on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

  •
  the development of vessel security plans;

  •
  ship identification number to be permanently marked on a vessel's hull;

  •
  a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

  •
  compliance with flag state security certification requirements.

        We have implemented the various security measures addressed by SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

        Our tankers have been certified as being "in-class" by Lloyds Register of Shipping Germanischer Lloyd, American Bureau of Shipping, Det Norske Veritas and Bureau Veritas, all of which are members of the International Association of Classification Societies. Generally, the regulations of vessel registries accepted by international lenders in the shipping industry require that an oceangoing vessel's hull and machinery be evaluated by a classification society authorized by the country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

Risk of Loss and Insurance Coverage

  General

        The operation of any tanker vessel involves risks such as mechanical failure, physical damage, collision, property loss, inventory loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

  Hull and Machinery and War Risk Insurance

        We have obtained marine hull and machinery and war risk insurance policies, which provide coverage for the risk of actual or constructive total loss, for all our vessels. Each of our vessels is covered for up to its fair market value.

        We have also obtained increased value insurance policies for most of our vessels. Under the increased value insurance, we will be able to recover the sum insured under the policy in addition to the sum insured under our hull and machinery policy in the event of the total loss of the vessel. Increased value insurance policies also cover excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

  Protection and Indemnity Insurance

        Protection and indemnity insurance policies, which cover our third party liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I Associations. These insurance policies cover third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance policies are a form of mutual indemnity insurance policies, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" of exposure discussed below, our coverage, except for pollution, is unlimited.

        Our current protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 14 P&I Associations that compose the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the International Group.

New Senior Secured Credit Facility

        On October 25, 2005, we entered into a commitment letter with The Royal Bank of Scotland Plc. in connection with our new senior secured credit facility in the amount of $100.0 million. The terms of this credit facility will be subject to the execution of legal loan documents and the completion of this offering. Our new senior secured credit facility will be used for working capital and general corporate purposes. We will be the borrower under our new senior secured credit facility, our vessel-owning subsidiaries that own our seven double hull bunkering tankers will act as guarantors and our vessel-owning subsidiaries that own the two single hull bunkering tankers, the Aframax tanker and two double hull bunkering tankers under newbuilding contracts will act as additional guarantors. We expect that our new senior secured credit facility will have a term of two years and the borrowings under this credit facility will bear interest at a rate of LIBOR plus a margin.

        Our new senior secured credit facility is expected to be secured by:

  •
  first priority mortgage on our seven double hull bunkering tankers;

  •
  assignment of all earnings, requisition compensation and insurance policies of our vessels;

  •
  charge over our operating account and the accounts of our vessel-owning subsidiaries acting as guarantors with the lender;

  •
  corporate guarantees of our vessel-owning subsidiaries acting as guarantors; and

  •
  at the lender's request, our vessel-owning subsidiaries acting as additional guarantors may be required to provide security in form of corporate guarantees and undertakings to provide first priority mortgage, assignment or earnings, requisition compensation, insurance policies and, where applicable, newbuilding contracts.

        We expect the credit facility to contain certain covenants requiring us to, among other things:

  •
  maintain our listing at the New York Stock Exchange;

  •
  obtain and maintain interest insurance policy and additional perils pollution insurance policies for 120% of the outstanding facility amount;

  •
  ensure that our double hull bunkering tankers are managed by Aegean Bunkering Services Inc. and that there is no change without the lender's consent;

  •
  indemnify the lender against the consequences of a pollution incident;

  •
  maintain minimum security of 120% of the outstanding facility amount;

  •
  assign up to $20 million in receivables;

  •
  provide the lender with a list of all debtors which certifies the level of trade receivables and limit our borrowings over $30 million under the revolving part of the facility to 80% of our outstanding receivables;

  •
  obtain the lender's consent in case of change of control;

  •
  have direct control of and own directly or indirectly 100% of capital stock of vessel-owning subsidiaries acting as guarantors and additional guarantors;

  •
  ensure that our Chief Executive Officer is acceptable to the lender;

  •
  inform the lender about any actual or proposed purchases;

  •
  provide the lender with financial statements on a quarterly and annual basis audited; and

  •
  withhold any dividends if there is a breach of covenants or event of default under the credit facility.

        Furthermore, we expect that the facility will contain customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

  •
  our book net worth shall not be less than $130.0 million;

  •
  the ratio of total liabilities to total assets shall not exceed 0.5 to 1.0;

  •
  the ratio of current assets to current liabilities shall not be less than 1.3 to 1.0;

  •
  we maintain free liquidity (including amounts available under overdraft facilities) of $25.0 million to be held with the lender; and

  •
  we maintain additional free liquidity of $45.0 million to be held with the lender and reduced only for the purchase of double hull tankers acceptable by the lender.

Trademarks and Licenses

        Prior to the completion of this offering, we expect to enter into a trademark license agreement with Aegean Oil pursuant to which Aegean Oil will grant us a non-transferable, non-exclusive, perpetual (subject to termination for material breach), world-wide, royalty-free right and license to use certain trademarks related to the Aegean logo and "Aegean Marine Petroleum" in connection with marine fuel supply services. For further discussion please refer to the section of this prospectus entitled "Related Party Transactions."

Seasonality

        Our business is not seasonal.

Legal Proceedings

        In the ordinary course of business, we may be subject to legal proceedings and claims for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. We expect that these claims will be covered by our insurance policies, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any legal proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity.

Properties

        The following table presents certain information on our leased and owned properties as of June 30, 2005. We consider our properties to be suitable and adequate for our present needs.

Location	Principal Use	Leased or Owned	Lease Expiration Date
Piraeus, Greece	Business coordination center and ship-management office	Leased	May 2011 and May 2012
Khor Fakkan, the United Arab Emirates	Administrative and operations office	Leased	December 2005
Gibraltar	Administrative and operations office	Leased	April 2140
Kingston, Jamaica	Administrative and operations office	Leased	February 2007
Istanbul, Turkey	Future administrative and operations office	Leased	February 2006
Edgewater, New Jersey	Sales and marketing office	Owned
Singapore	Sales and marketing office	Leased	August 2007
Nicosia, Cyprus	Administrative office	Leased	May 2010

Exchange Controls

        Under Marshall Islands, Greek law and the law of jurisdictions where our service centers and marketing offices are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

MANAGEMENT

Directors and Executive Officers

        Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director holds office until his successor has been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office.

Name	Age	Position
Dimitris Melisanidis	54	Chairman of the Board, President and Chief Executive Officer
Spyridon Fokas	50	Director, General Counsel and Corporate Secretary
Ziad Nakhleh	33	Director and Chief Financial Officer
Gregory Robolakis	47	Chief Operating Officer and Sales and Marketing Director
Captain Apostolos Manitsas	55	Operations Manager
James E. Baker*	55	Director
Yannis N. Papanicolaou*	54	Director
Abel L. Rasterhoff*	65	Director
Joseph P. Rodriguez*	57	Director

*
Has agreed to serve on our board of directors upon the completion of this offering.

        The business address of each of our executive officers and directors is 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece.

        Certain biographical information about each of these individuals is set forth below.

        Dimitris Melisanidis is our founder and has been our Chairman of the Board, President and Chief Executive Officer since June 2005. In 1995, Mr. Melisanidis founded and has since managed the group of companies that form our Company. Mr. Melisanidis has also been involved historically with our related companies and had a leadership role with respect to the promotion of their products and services. From 1992 to 1995 Mr. Melisanidis was the co-owner and served as President and Managing Director of soccer club AEK Athens. Mr. Melisanidis is a member of the Greek Committee of the classification society Bureau Veritas, the Committee on Petroleum Policy of the Hellenic Petroleum Marketing Companies Association and is involved in a number of other institutions, including the Hellenic-American Chamber of Commerce, the Propeller Club of The United States, the Union of European Shipowners with Cyprus Flag and The Yacht Club of Greece. Mr. Melisanidis is a founding member and President of the Athens Club of Black Sea and a Vice President of the World Fraternity for Hellenism and Orthodoxy as well as the Association for Greek-American Friendship.

        Spyridon Fokas has been a member of our board of directors since June 2005 and will be a member of our compensation committee effective as of the completion of this offering. Mr. Fokas has also served as our General Counsel and as our Corporate Secretary since June 2005. Mr. Fokas currently is an attorney at Associated Piraeus Law Offices, where he has been practicing maritime law since 1982 and has represented our Company since 1998. Mr. Fokas is a member of the Greek Maritime Law Association and the Hellenic Society of Maritime Lawyers. Mr. Fokas holds a law degree from the University of Athens School of Law and has undertaken post-graduate studies in shipping law at the University College London.

        Ziad Nakhleh has been a member of our board of directors since June 2005. Mr. Nakhleh has also served as our Chief Financial Officer since January 2005. Prior to joining our Company, Mr. Nakhleh worked as an external audit manager at Ernst & Young from October 2002 to December 2004. From

January 2000 to September 2002, Mr. Nakhleh was employed at Arthur Andersen as an audit manager. Prior to that, Mr. Nakhleh worked as a financial officer at a private international company. Mr. Nakhleh is a member of the American Institute of Certified Public Accountants and holds a bachelor's degree in Accounting from the University of Richmond.

        Gregory Robolakis has been our Chief Operating Officer and Sales and Marketing Director since June 2005. In 1998, Mr. Robolakis joined our subsidiary and served as lubricants and claim manager and from 2001 to 2005 as Chief Operating Officer and Sales and Marketing Director. From 1994 to 1998, Mr. Robolakis worked at Agip Petroli SpA as Director of Marine Sales. He began his career at Shell Company (Hellas) Ltd. where he was employed in the sales and marketing department from 1988 to 1994. Mr. Robolakis holds a bachelor's degree and a master's degree in chemical engineering from the City University of New York.

        Captain Apostolos Manitsas has been our Operations Manager since June 2005. In this capacity, Captain Manitsas oversees all bunkering operations in our service centers in Gibraltar, the United Arab Emirates and Jamaica. Captain Manitsas joined our subsidiary in 1992 and worked as a captain (master) of bunkering tankers from 1992 to 1997 and from 1998 to 2002 served as the Head of Operations at our Gibraltar service center. Captain Manitsas served as Operations Manager of our subsidiary from 2002 to 2005. Prior to joining our subsidiary, Captain Manitsas served as a captain of ocean-going vessels. Captain Manitsas obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropirgos, Greece.

        James E. Baker has agreed to serve as a member of our board of directors effective as of the completion of this offering and will serve as a member of our compensation committee. Mr. Baker serves currently as Chief Legal Counsel of J&S Group Limited. From 2001 to 2003, Mr. Baker served as Vice President and from 2000 to 2001 as General Counsel and Corporate Secretary at ChevronTexaco Corporation Fuel and Marine Marketing Ltd., or FAMM. Prior to his employment with FAMM, Mr. Baker worked as a consultant to a law firm and various energy companies. Mr. Baker has been an adjunct professor at the University of Miami School of Law and served on the board of directors and as Vice President at the British American Business Association. Mr. Baker holds a bachelor's degree in Finance and a juris doctor degree from Texas Tech University, and a master's degree in business administration from the University of Houston.

        Yannis N. Papanicolaou has agreed to serve as a member of our board of directors effective as of the completion of this offering and will serve as a member of our audit and compensation committees. Since 2004 and between 1989 and 1996, Mr. Papanicolaou has been an independent consultant to various companies. From 1998 to 2004, Mr. Papanicolaou has served as Director General of the International Center for Black Sea Studies and since 1997 as Alternate Governor of Greece at the Black Sea Trade and Development Bank. Prior to that, Mr. Papanicolaou had a successful career in government where he served, among other positions, as Chief Economic Advisor to the Prime Minister of Greece, Chairman of the Council of Economic Advisors to the Ministry of National Economy and Special Advisor to the Minister of Foreign Affairs of the Hellenic Republic. Mr. Papanicolaou has studied Economics at the National University of Athens, the London School of Economics and the London Graduate School for Business Studies.

        Abel L. Rasterhoff has agreed to serve as a member of our board of directors effective as of the completion of this offering and will serve as a member of our audit committee. Mr. Rasterhoff is currently on the supervisory board of Stichting Garantiefonds Reisgelden in the Netherlands and serves as an advisor to the TUI Nederland Pension Fund. Mr. Rasterhoff is also a member of the board of directors of Capital Maritime & Trading Corp. Mr. Rasterhoff retired in 1997 after a 30-year career at various Shell International Petroleum Maatschappij companies, where was extensively involved in the shipping industry. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch

Government Advisory Committee on the North Sea. From 1991 to 1997, Mr. Rasterhoff was Director and Vice President of Finance and Planning for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. Mr. Rasterhoff served as a Member of the Executive Board and as Chief Financial Officer of TUI Nederland, the largest Dutch tour operator, from 1998 to 2000, and again from 2001 to 2004, and has also served on the Executive Board of Connexxion, the government owned public transport company, on an interim basis for six months in 2001. Mr. Rasterhoff holds a graduate business degree in Business Economics from University of Groningen in Netherlands.

        Joseph P. Rodriguez has agreed to serve as a member of our board of directors effective as of the completion of this offering. From 1974 to 2004, Mr. Rodriguez worked at Exxon Mobil Corporation where he was employed in various capacities, including Marine Customer Service Transition Manager, Marine Sales Audit Manager and Marine Industry Manager. Mr. Rodriguez holds a bachelor's degree in marine engineering from the U.S. Merchant Marine Academy, and has completed graduate course work in chemical engineering at the University of Denver.

Board of Directors

        Upon the completion of this offering, we will have seven directors. Any director may be removed at any time, but only for cause, from office by an affirmative vote of holders of 70% of the outstanding shares of common stock. Upon the completion of this offering, Mr. Melisanidis will be the owner of 69.0% of our common stock, assuming the underwriters do not exercise their over-allotment option. Our executive officers serve at the discretion of our board of directors.

        Our board of directors, upon the completion of this offering, will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. The following individuals will serve as directors for the terms indicated:

Class A Directors (term expiring in 2006)
Dimitris Melisanidis
Spyridon Fokas
Ziad Nakhleh

Class B Directors (term expiring in 2007)
Abel L. Rasterhoff*
Joseph P. Rodriguez*

Class C Directors (term expiring in 2008)
James E. Baker*
Yannis N. Papanicolaou*

*
Upon the completion of this offering.

Committees of the Board of Directors

        Upon the completion of this offering, we will establish an audit committee comprised of at least two members, which will be responsible for reviewing our accounting controls and the engagement of our outside auditors. A majority of our board of directors will be independent as of the completion of this offering. The members of the audit committee will be Messrs. Rasterhoff and Papanicolaou. Our corporate governance practices are in compliance with Marshall Islands law and, except for the directors' independence and audit committee requirements, we expect to be exempt from NYSE corporate governance provisions. However, we may establish a compensation committee to be comprised of at least two members, that will be responsible for establishing or recommending to the board of directors, the compensation and benefits of our executive officers. The members of the compensation committee will be Messrs. Baker, Fokas and Papanicolaou. We may also establish a nomination committee to be comprised of at least two members that will be responsible for identifying and recommending qualified candidates for board membership to the board of directors.

Compensation of Directors and Executive Officers

        The aggregate annual compensation paid to two of our five executive officers, Mr. Robolakis and Captain Manitsas, was $125,000 for the year ending December 31, 2004. With respect to the remaining three executive officers, we did not pay any compensation to Mr. Melisanidis, Mr. Nakhleh or Mr. Fokas during that period. We plan to pay our directors who are not also executive officers annual compensation in the amount of $40,000 each. Furthermore, audit committee members will each receive an additional annual fee of $10,000. In addition, each director will be reimbursed for out-of-pocket expenses incurred attending any meeting of the board of directors or any committee of the board of directors. We do not maintain a medical, dental, or retirement plan for our directors. Officers who also serve as directors will not receive additional compensation for their services as directors.

Equity Incentive Plan

        We expect to adopt an equity incentive plan, which we refer to as the plan, under which our officers, key employees and directors will be eligible to receive options to acquire shares of common stock. We will reserve a total of 3,225,000 shares of common stock for issuance under the plan. Our board of directors will administer the plan. Under the terms of the plan, our board of directors will be able to grant new options exercisable at a price per common share to be determined by our board of directors. The plan will also permit our board of directors to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. Under the terms of the plan, no options will be exercisable until at least two years after the completion of this offering. Any shares received on exercise of the options will not be able to be sold until three years after the completion of this offering. All options will expire ten years from the date of the grant. The plan will expire ten years from the completion of this offering.

Employment and Consulting Agreements

        Prior to the completion of this offering, we expect to enter into employment agreements with each of Mr. Dimitris Melisanidis and Mr. Ziad Nakhleh. We expect that these employment agreements will have a term of up to two years unless terminated earlier in accordance with the terms of such agreements. Mr. Melisanidis and Mr. Nakhleh will be prohibited from participating in business activities in competition with us without our prior written consent. Notwithstanding this provision of their employment agreements, Mr. Melisanidis and Mr. Nakhleh do not intend to independently pursue any opportunities in the marine fuel supply industry. In addition, following the completion of this offering, we expect to enter into separate consulting agreements with companies owned by Mr. Melisanidis and Mr. Nakhleh for work performed for us outside of Greece.

PRINCIPAL SHAREHOLDERS

        The following table presents certain information regarding (1) the beneficial owner of more than 5% of the shares of common stock and (2) the total amount of common stock beneficially owned by all of our directors and executive officers, other than Mr. Melisanidis, as a group in each case as of the date of this prospectus and after giving effect to this offering.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering(1)
Name
	Number	Percentage	Number	Percentage
Leveret International Inc.(2)	22,250,000	100%	22,250,000	69.0%
Dimitris Melisanidis(3)	22,250,000	100%	22,250,000	69.0%
Directors and executive officers as a group(4)	—	—	—	—

(1)
Assumes the underwriters do not exercise their over-allotment option.

(2)
Leveret International Inc. is beneficially owned by Mr. Melisanidis.

(3)
By virtue of Mr. Melisanidis' control of Leveret.

(4)
None of our directors or executive officers, other than Mr. Melisanidis, beneficially owned any shares of our common stock as of the date of this prospectus, nor will any such director or executive officer own any shares of our common stock after giving effect to this offering.

        Our principal shareholders will have the same voting rights as other holders of our shares of common stock.

RELATED PARTY TRANSACTIONS

Transactions with Aegean Oil S.A.

        Marine Fuel Supply Service Agreement.    On April 1, 2005, we entered into a new marine fuel supply service agreement with Aegean Oil, a related company owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Oil for United States securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Oil is engaged in the downstream gasoline market in Greece and is licensed as a trader and physical supplier of marine petroleum products in Greece. Aegean Oil is managed by a full-time executive team and has no common management with us. Under the terms of this agreement, Aegean Oil sells and delivers marine petroleum products to our customers within Greek territorial waters. We must purchase and Aegean Oil must sell to us a minimum quantity of marine petroleum products but neither party is required to transact for more than a maximum quantity. Aegean Oil sells the marine petroleum products at an amount equal to its purchase costs from select Greek refineries plus a margin that is reviewed and negotiated with us annually. Payments are made within 30 calendar days from the date of receipt of the invoices, with a penalty of 10% imposed on late payments. Under this agreement, we are required to provide security by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance. This agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) Aegean Oil's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, or (iii) upon the liquidation or bankruptcy of any party. We have a unilateral right to terminate the agreement by serving 12 months written notice upon our decision to cease supply activities in the territory.

        Prior to entering into this agreement, we were a party to a bunkering supply and representation agreement with Aegean Oil pursuant to which Aegean Oil sold and delivered marine petroleum products to our customers within Greek territorial waters. Under the terms of the agreement, we paid Aegean Oil an amount equal to its purchase costs of marine petroleum products from select Greek refineries plus a margin which was reviewed and negotiated monthly. During the years ended December 2002, 2003 and 2004 and during the six months ended June 30, 2004 and 2005, we purchased marine petroleum products from Aegean Oil in the amount of $32.8 million, $50.4 million, $49.3 million, $26.9 million and $33.9 million, respectively.

        License Agreement.    Prior to the completion of this offering, we expect to enter into a trademark license agreement with Aegean Oil pursuant to which Aegean Oil will grant us a non-transferable, non-exclusive, perpetual (subject to termination for material breach), world-wide, royalty-free right and license to use certain trademarks related to the Aegean logo and "Aegean Marine Petroleum" in connection with marine fuel supply services.

Transactions with Aegean Shipping Management S.A. and certain vessel-owning companies

        We conduct transactions with Aegean Shipping Management and certain vessel-owning companies, or collectively Aegean Shipping, which are related companies owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Shipping for United States securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Shipping is the owner and operator of an international shipping fleet including Aframax and Panamax product tankers which are chartered out in the international spot markets. It is managed by a full-time executive team and has no common management with us. Our material transactions with Aegean Shipping are as follows:

        Management of Vessels.    Prior to January 1, 2004, Aegean Shipping provided us with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial and accounting services, in exchange for a management fee. Effective January 1, 2004, our subsidiary, Aegean Bunkering Services Inc. assumed the role of fleet manager for all of our bunkering tankers. However, Aegean Shipping remains the manager of our Aframax tanker. We incurred management fees for the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2004 and 2005, amounted to $0.2 million, $0.5 million, $0.2 million, $0.1 million and $0.1 million, respectively.

        Charter of Vessels.    We charter certain vessels from Aegean Shipping in order to satisfy increased level of demand for our services at a time when our own vessels are operating at full capacity, or for special situations such as service of U.S. Naval vessels in Greece. Vessel hire charges paid to Aegean Shipping for the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2004 and 2005, amounted to $3.4 million, $3.4 million, $2.4 million, $1.6 million, and $0.2 million, respectively.

        Sale of Marine Petroleum Products.    Aegean Shipping purchases marine fuel and lubricants from us. Our sales of marine petroleum products to Aegean Shipping for the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2004 and 2005, amounted to $4.7 million, $8.5 million, $7.7 million, $4.0 million and $3.3 million, respectively.

Transactions with Golden Sun Marine Corp.

        Prior to June 1, 2005, we conducted business with Golden Sun Marine Corp., or Golden Sun, a related company controlled by Mr. Melisanidis. Golden Sun, acting as a trader, sold marine petroleum products to us, which for the years ended December 31, 2003 and 2004 and for the six months ended June 30, 2004 and 2005, amounted to $8.5 million, $7.2 million, $4.3 million and $5.2 million, respectively. Effective June 1, 2005, we ceased purchasing marine petroleum products from Golden Sun.

Transactions with Leveret International Inc.

        Short Term Financing Agreements.    On June 6, 2005, we entered into a short-term financing agreement with Leveret. Under the terms of this agreement, Leveret granted us a loan facility of $5.9 million to finance the first installments due on our newbuilding and supervision contracts for ten bunkering tankers. The facility bears no interest and is repayable on December 31, 2005. On June 13, 2005, we borrowed $5.1 million under this facility and on September 23, 2004, we borrowed an additional $0.8 million. This facility is expected to be repaid from the proceeds of this offering. For further discussion please refer to the section of this prospectus entitled "Use of Proceeds."

        On June 10, 2005, we entered into a short-term financing agreement with Leveret. Under the terms of this agreement, Leveret granted us a loan facility of $0.8 million to partially finance the acquisition cost of an office condominium in New Jersey. The loan was unsecured and bore no interest. The loan was fully repaid.

        On July 1, 2005, we entered into a short-term financing facility agreement with Leveret for $4.0 million, to be used for working capital purposes. We subsequently borrowed $4.0 million under this facility. The facility is unsecured, non interest bearing and is repayable upon demand.

        On October 7, 2005, we signed a short-term financing agreement with Leveret for $0.6 million to finance the advance payment for our acquisition of a secondhand double hull bunkering tanker. The loan bears no interest and is payable on demand but not later than February 7, 2006. On October 11, 2005, we borrowed $0.6 million under this facility.

        On October 10, 2005, we signed a short-term financing agreement with Leveret for an amount of $2.4 million to finance the second installments under our newbuilding contracts for two bunkering tankers and the second installments under the related supervision contracts. The loan bears no interest and is repayable upon demand but not later than February 10, 2006. On October 17, 2005, we borrowed $2.0 million under this facility.

        Stock Purchase Agreement.    On October 3, 2005, we entered into a stock purchase agreement with Leveret for the acquisition from Leveret of 80 shares of our common stock, constituting 8% of our issued and outstanding capital stock, representing the beneficial interest of the siblings of Mr. Dimitris Melisanidis, and enabling Leveret to repurchase 8% of Leveret's issued and outstanding capital stock from Grady Properties Corp., a company owned by the siblings of Mr. Melisanidis. We paid Leveret $35 million in consideration for the 80 shares of our common stock.

        Guarantee.    On October 3, 2005, Leveret provided our lender with a corporate guarantee for our revolving overdraft facility. Leveret received no consideration for this corporate guarantee.

        Registration Rights Agreement.    We intend to enter into a registration rights agreement immediately prior to the completion of this offering with Leveret, our existing shareholder, pursuant to which we will grant Leveret, its affiliates and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements, to require us to register under the Securities Act shares of our common stock held by Leveret. Under the registration rights agreement, Leveret will have the right to request us an aggregate of three times to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Leveret will have the ability to exercise certain piggyback registration rights. All expenses relating to registration will be borne by the Company. Immediately after this offering, Leveret will own 22,250,000 shares entitled to these registration rights.

Transactions with Other Related Parties

        Lines of Credit.    During 2002, 2003 and 2004, we provided a non interest bearing line of credit for general working capital purposes to two related companies controlled by members of Mr. Melisanidis' family. The amounts due from these companies amounted to $2.2 million and $2.5 million as of December 31, 2003 and 2004, respectively. In 2005, the outstanding amount of $2.5 million was fully repaid.

        Office Lease.    We lease our principal executive offices at 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece, from Aegean Warehouses S.A., a related company owned and controlled by Mr. Melisanidis and members of Mr. Melisanidis' family. Pursuant to the lease agreements we pay monthly rental fees in the amount of approximately 12,600 Euros. The leases expire in May 2011 and May 2012. We believe that rental fees on our leases are no greater than they would have been with a third party on an arm's-length basis at the time we entered into the leases.

        Office Services.    We have shared certain office services with, and used office equipment owned by our related companies. For each of the years ended December 31, 2002, 2003 and 2004, we have incurred $0.1 million for our allocated share of related expenses. We believe that this allocation has been reasonable and that the expenses, if incurred on a stand-alone basis, would not have been materially different from those actually paid.

        Employee Services.    During 2002, 2003 and 2004, we were provided with certain incidental employee services by our related companies for no consideration. We estimate that the value of these services amounted to $0.1 million, $0.2 million and $0.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

        Consultancy Agreements.    We expect to enter into consulting agreements with companies owned by Mr. Melisanidis and Mr. Nakhleh, respectively, following the completion of this offering. We expect to pay these companies for services with respect to our operations provided by their owners for services performed outside of Greece.

        Legal Services.    We retained Mr. Spyridon Fokas to provide legal services from time to time. The legal services rendered by Mr. Fokas included advice on general corporate formation matters as well as ship and corporate financings. Mr. Fokas was not an officer or director of Aegean Marine Petroleum Network Inc. at the time the services were rendered.

        Personal Guarantees.    Mr. Melisanidis has provided our lenders with personal guarantees in connection with our credit facilities dated December 23, 1999, November 28, 2002, February 13, 2003, October 23, 2003, January 28, 2004, June 4, 2004, July 23, 2004, September 24, 2004, October 7, 2004, February 2, 2005, August 30, 2005 and October 3, 2005. Mr. Melisanidis received no consideration for any personal guarantees.

        The terms of the related party transactions were determined by the management or the board of directors of each respective company that was party to the transaction. Upon the completion of this offering, we will establish an audit committee comprised of independent directors that, among other things, will be responsible for reviewing and approving terms of transactions with related parties. For discussion regarding provisions of our bylaws relating to the approval of interested transactions, please refer to the section of this prospectus entitled "Description of Capital Stock — Interested Transactions."

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 32,250,000 shares of common stock outstanding. Of these shares, the 10,000,000 shares sold in this offering or 11,500,000 shares assuming the underwriters exercise their over-allotment option in full will be freely transferable in the United States without restriction under the Securities Act, except for any shares acquired by one of our "affiliates" as defined under Rule 144 thereof. Immediately after completion of this offering, Leveret will continue to own 22,250,000 shares of common stock which were acquired in private transactions not involving a public offering and these shares are therefore treated as "restricted securities" for purposes of Rule 144. The restricted securities held by Leveret will be subject to the underwriter's 180-day lock-up agreement as described below. Please read the section of this prospectus entitled "Underwriting." Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

        In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were acquired from the issuer or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, which will be 32,250,000 shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

        We and our executive officers, directors and existing shareholders have entered into agreements with the underwriters of this offering agreements which, subject to certain exceptions, generally restrict us and our executive officers, directors and shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities, restricted securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the expiration of the 180-day lock-up period, without notice, release all or any portion of the securities subject to these agreements. There is no existing agreement with Bear, Stearns & Co. Inc. for providing consent to the sale of shares prior to the expiration of the lock-up period.

        We expect to enter into a registration rights agreement immediately prior to the completion of this offering with our shareholders of record pursuant to which we will grant them, their affiliates and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements described above, to require us to register under the Securities Act shares of our common stock held by them. Shares of common stock, when registered under any registration statement, will be available for sale in the open market unless restrictions apply. For further discussion please refer to the section of this prospectus entitled "Related Party Transactions — Registration Rights Agreement." In addition, all of these shares would be available for sale into the public market after one year pursuant to Rule 144, Regulation S and other exemptions under the Securities Act, as described above.

        As a result of the lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of prospectus	10,000,000	Shares not locked up and eligible for sale freely or under Rule 144
180 days	—	Lock-up released; shares eligible for sale under Rule 144

        Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our articles of incorporation and bylaws that will be in effect immediately prior to the completion of this offering. We refer you to our articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

        Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

        Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 22,250,000 shares were issued and outstanding as of the date of this prospectus and 25 million shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding as of the date of this prospectus. Upon completion of this offering, we will have outstanding 32,250,000 shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

  Share History

        On June 8, 2005, we issued 1,000 shares of common stock to Leveret in connection with our initial capitalization. On October 3, 2005, we acquired from Leveret 80 shares of our common stock, representing the beneficial interest of the siblings of Mr. Dimitris Melisanidis. We subsequently cancelled these 80 shares. On November 14, 2005, we declared and paid a stock dividend of 22,249,080 shares of our common stock to our sole shareholder, Leveret. After this stock dividend, we had 22,250,000 shares of common stock outstanding.

  Common Stock

        As of the date of this prospectus, we have 22,250,000 shares of common stock outstanding out of 100,000,000 shares authorized to be issued. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

  Blank Check Preferred Stock

        Our articles of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

  •
  the voting rights, if any, of the holders of the series.

Directors

        Our directors are elected by a majority of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

        Our board of directors must consist of at least three members. Shareholders may change the number of directors only by amending the bylaws which requires the affirmative vote of holders of 70% or more of the outstanding common stock. The board of directors may change the number of directors only by a vote of not less than 66 2/3% of the entire board of directors. The term of office of each director elected by the shareholders at the 2005 annual meeting of shareholders shall be as follows: the term of the first class shall expire at the 2006 annual meeting of shareholders, the term of the second class shall expire at the 2007 annual meeting of shareholders, and the term of the third class shall expire at the 2008 annual meeting of shareholders. At each annual meeting after such initial term, directors to replace those directors whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting. Each director shall serve his respective term of office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Interested Transactions

        Our bylaws provide that a contract or transaction between us and one or more of our directors or officers, or between us and any other corporation, partnership, association or other organization in which one or more of its directors or officers are our directors or officers, or have a financial interest, will not be void or voidable, if (i) the material facts as to the relationship or interest and as to the contract or transaction are disclosed to our board of directors or its committee and the board of directors or the committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors, or, if the votes of disinterested directors are insufficient to constitute the act of the board of directors as provided in the BCA, by unanimous vote of the disinterested directors; or (ii) the material facts as to the relationship or interest are disclosed to the shareholders, and the contract or transaction is specifically approved in good faith by the vote of the shareholders; or (iii) the contract or transaction is fair to us as of the time it is authorized, approved or ratified, by the board of directors, its committee or the shareholders.

Shareholder Meetings

        Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

        Under the BCA, our shareholders have the right to dissent from various corporate actions, including any plan of merger or consolidation to which we are a party or sale or exchange of all or substantially all of our property and assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company's shares are primarily traded on a local or national securities exchange.

Shareholders' Derivative Actions

        Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

        The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

        Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance policies providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

        Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

  Preferred Stock

        Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25,000,000 shares of preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management.

  Classified Board of Directors

        Our articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

  Business Combinations

        Although the BCA does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of Marshall Islands and "interested shareholders," we have included these provisions in our articles of incorporation. Our articles of incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

  •
  prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

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  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

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  at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

  •
  the shareholder became an interested shareholder prior to the consummation of the initial public offering.

        For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 20% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

  Election and Removal of Directors

        Our articles of incorporation prohibit cumulative voting in the election of directors. Our articles of incorporation and bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation and bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

  Limited Actions by Shareholders

        Our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our bylaws also provide that our board of directors, Chairman, or President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, shareholders are prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

  Supermajority Provisions

        The BCA generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting of shareholders is required to amend a corporation's articles of incorporation, unless the articles of incorporation requires a greater percentage. Our articles of incorporation provide that the following provisions in the articles of incorporation may be amended only by an affirmative vote of 70% or more of the outstanding shares of our common stock entitled to vote at a meeting of shareholders:

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  the board of directors shall be divided into three classes;

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  directors may only be removed for cause and by an affirmative vote of the holders of 70% or more of the outstanding shares of our common stock entitled to vote at a meeting of shareholders;

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  the directors are authorized to make, alter, amend, change or repeal our bylaws by vote not less than 66 2/3% of the entire board of directors;

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  the shareholders are authorized to alter, amend or repeal our bylaws by an affirmative vote of 70% or more of the outstanding shares of our common stock entitled to vote at a meeting of shareholders; and

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  the company may not engage in any business combination with any interested shareholder for a period of three years following the transaction in which the person became an interested shareholder.

        For purposes of these provisions, an "interested shareholder" is generally any person or entity that owns 20% or more of our outstanding voting stock or any person or entity affiliated with or controlling or controlled by that person or entity.

  Advance Notice Requirements for Shareholders Proposals and Director Nominations

        Our articles of incorporation and bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the date on which we first mailed our proxy materials for the preceding year's annual meeting. Our articles of incorporation and bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede a shareholder's ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Transfer Agent

        The registrar and transfer agent for the common stock is Computershare Trust Company, Inc.

Listing

        The shares of our common stock have been approved for listing on the New York Stock Exchange under the symbol "ANW."

COMPARISON OF MARSHALL ISLANDS CORPORATE LAW TO DELAWARE CORPORATE LAW

        Our corporate affairs are governed by our articles of incorporation, bylaws and the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder rights plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands		Delaware
Shareholder Meetings
•	Held at a time and place as designated in the bylaws	•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
•	May be held within or outside of the Marshall Islands	•	May be held within or outside of Delaware
•	Notice:	•	Notice:
•
	Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting		•
Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any by which stockholders may be deemed to be present and vote at such meeting
	• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting		• Written notice shall be given not less than ten nor more than 60 days before the date of the meeting

Shareholders' Voting Rights
•	Any action required to be taken by meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote	•	Stockholders may act by written consent to elect directors
•	Any person authorized to vote may authorize another person or persons to act for him by proxy	•	Any person authorized to vote may authorize another person to act for him by proxy
•
	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting	•
For non-stock corporations, certificate of incorporation or bylaws may specify the number of members necessary to constitute a quorum. In the absence of such specifications, one-third of the members shall constitute a quorum
•	The articles of incorporation may provide for cumulative voting	•
For stock corporations, certificate of incorporation or bylaws may specify the number of members necessary to constitute a quorum but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum
		•	The certificate of incorporation may provide for cumulative voting
Directors
•	The board of directors must consist of at least one member	•	The board of directors must consist of at least one member
•	Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board of directors	•
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate
•	If the board of directors is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Dissenters' Rights of Appraisal
•	Shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares		•	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
•
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
	•	Alters or abolishes any preferential right of any outstanding shares having preference; or
	•	Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
	•	Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
	•	Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Shareholders' Derivative Actions
•
	An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law	•
In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law
•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
•	Reasonable expenses, including reasonable attorney's fees may be awarded if the action is successful
•
Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS

        The following is a discussion of the material Greek, Marshall Islands, Liberian and United States federal income tax considerations relevant to an investment decision by a U.S. Holder or a Non-U.S. Holder, as each term is defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. Moreover, this discussion is based upon laws, regulations and other authorities in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

Greek Tax Considerations

        Our principal operating subsidiary, AMP, which is incorporated in the Republic of Liberia, has a branch office in Greece. Under the laws of Greece, and in particular Greek law 89/67, as interpreted by Greek law 378/68, AMP is exempt from Greek income tax, as well as any other tax, charge or contribution, on income derived from transactions worldwide in petroleum products, lubricants and similar commodities. These activities were approved by the relevant Greek administrative authority that granted the establishment license for AMP. This exemption is scheduled to expire on December 31, 2005.

        New tax legislation has been introduced in the Greek Parliament providing that branch offices of foreign commercial and industrial enterprises already established in Greece under Law 89/67 may continue to operate in Greece and be taxed on a cost plus basis. More particularly the new legislation in its current draft form provides that the gross income of a branch office governed by the new legislation will be determined by applying a profit percentage (which may not be less than 5% and will be determined by a Ministerial Decision issued specifically for each office) to its total expenses and depreciation, excluding corporate income tax. All the expenses on which the profit percentage applies shall be deducted from the gross income for corporate income tax purposes. The taxable profits of a branch office as determined under this formula will be subject to the applicable Greek income tax rate, which for income earned in 2006 is 29%.

        We believe that, if this proposed legislation is enacted into law in the form in which it was introduced, AMP would continue to have no liability for any material amount of Greek income tax. There can be no assurance that the new tax legislation will be enacted, or that it will be enacted in the form in which it was introduced. Without the statutory exemption of Greek law 89/67 or an equivalent alternative, AMP would be subject to an effective Greek income tax of 29% on its income derived from Greek sources if it is not managed and controlled in Greece, and on its worldwide income if it is managed and controlled in Greece.

        In the event the new tax legislation is not enacted, or enacted in a form we believe is unfavorable to us, we will consider alternative arrangements. However, any such alternative arrangements may be less favorable to us than the current statutory exemption.

Marshall Islands Tax Considerations

        In the opinion of Reeder & Simpson P.C., our Marshall Islands counsel, the following are the material Marshall Islands tax consequences of our activities to us and shareholders of investing in our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our shareholders or proceeds from the disposition of common shares, provided such shareholders are not residents in the Marshall Islands.

Liberian Tax Considerations

        The Republic of Liberia enacted a revised income tax act effective as of January 1, 2001, or the New Act. In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiary, AMP, which conducts no business in Liberia and was wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

        In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation, such as our Liberian subsidiary, AMP, will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiary, AMP, will be wholly exempt from Liberian income tax as under the Prior Law.

        If our Liberian subsidiary, AMP, was subject to Liberian income tax under the New Act, AMP would be subject to tax at a rate of 35% on its worldwide income. As a result, its, and subsequently our, net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, we, as shareholder of the Liberian subsidiary, would be subject to Liberian withholding tax on dividends paid by AMP at rates ranging from 15% to 20%.

United States Federal Income Tax Considerations

        In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, as defined below, of investing in our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. References in the following discussion to "we" and "us" are to Aegean Marine Petroleum Network Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

        A foreign corporation is subject to United States federal income tax on a net basis only if it is engaged in a trade or business in the United States. A foreign corporation which is engaged in a trade or business in the United States will be subject to corporate income tax and branch profits tax at a combined rate of up to 54.5% on its income which is effectively connected with its United States trade or business, or Effectively Connected Income.

        Income from the sale of inventory property outside the United States by a foreign corporation will be treated as Effectively Connected Income if the corporation has a fixed place of business in the United States to which such income is attributable, unless (1) the property is sold for use, consumption or disposition outside the United States, and (2) the taxpayer has a fixed place of business in a foreign country which materially participates in the sale.

        While we have a place of business in the United States, we believe that none of our income would be treated as Effectively Connected Income under the rules discussed above. Specifically, we anticipate that (1) all of our sales of petroleum products will occur outside the United States; (2) such products will be sold for use, consumption or disposition outside the United States, and (3) one of our foreign offices will materially participate in such sales. Therefore, we anticipate that none of our income will be subject to United States federal income tax on a net basis.

        If any portion of our income is treated as Effectively Connected, then such income will be subject to corporate income tax and branch profits tax at a combined rate of 54.5%.

United States Federal Income Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is a United States citizen or resident, United States partnership or other United States entity treated as a partnership, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

  Distributions

        Any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive income" (or "passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, "financial services income" (which will be treated as "general category income" for taxable years beginning after December 31, 2006), for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

        Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2008) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock will be traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us that are not eligible for these preferential rates (including dividends paid to U.S. Holders other than U.S. Individual Holders) will be taxed as ordinary income. Legislation has been recently introduced in the U.S. Senate which, if enacted in its present form, would preclude dividends received after the date of enactment from qualifying for such preferential rates.

        Special rules may apply to any "extraordinary dividend," generally a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a common share. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

  Sale, Exchange or Other Disposition of Common Shares

        A U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

United States Federal Income Taxation of "Non-U.S. Holders"

        A beneficial owner of common shares that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

  Dividends on Common shares

        Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or, in the case of an individual, such income is attributable to a fixed place of business in the United States.

Sale, Exchange or Other Disposition of Common Shares

        Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met; or

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  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

        In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

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  fail to provide an accurate taxpayer identification number;

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  are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

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  in certain circumstances, fail to comply with applicable certification requirements.

        Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        If you sell your common shares to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

        Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

EXPENSES RELATED TO THIS OFFERING

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

SEC registration fee	$21,657
National Association of Securities Dealers, Inc. filing fee	$20,620
New York Stock Exchange listing fee	$150,000
Legal fees and expenses	$750,000
Accounting fees and expenses	$550,000
Printing and engraving costs	$250,000
Transfer agent fees	$10,000
Blue Sky fees and expenses	$15,000
Other fees and expenses	$232,723

Total	$2,000,000

        All amounts are estimated except the SEC registration fee, National Association of Securities Dealers Inc. filing fee and New York Stock Exchange listing fee.

UNDERWRITING

        Subject to the terms and conditions of an Underwriting Agreement, dated    , 2005, the underwriters named below, acting through their representative, Bear, Stearns & Co. Inc., have severally agreed with us, subject to the terms and conditions of the Underwriting Agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names.

Underwriters	Number of Shares
Bear, Stearns & Co. Inc.(1)
Johnson Rice & Company L.L.C.(2)
Simmons & Company International(3)
Total	10,000,000

(1)
383 Madison Avenue, New York, New York 10179
(2)
639 Loyola Avenue, New Orleans, Louisiana 70113
(3)
700 Louisiana Street, Houston, Texas 77002

        The Underwriting Agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the Underwriting Agreement. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

        The representative has advised us that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $    per share, of which $    may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have advised us that they do not intend to confirm sales in excess of 5% of the total number of shares offered by them to any accounts over which they exercise discretionary authority.

        The following table shows the public offering price, the underwriting discounts and commissions payable to the underwriters by us and the proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discounts and commissions payable by us
Proceeds, before expenses, to us

        We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        .

        We have agreed to reimburse certain expenses of the underwriters in the event this offering is terminated under certain circumstances.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act and to contribute to payments that may be required to be made in respect of those liabilities.

        Each of our officers and directors have agreed, subject to specified exceptions, not to:

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  directly or indirectly, offer to sell, agree to offer or sell, solicit offers to purchase, dispose of, borrow, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, or

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  enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise)

for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representative and any person who will execute a lock-up agreement, providing consent to the sale of shares of common stock prior to the expiration of the lock-up period.

        The 180-day restricted period described above will be extended if:

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  during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or

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  before the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period.

        In any such case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event.

        In addition, we have agreed that, subject to certain exceptions, during the lock-up period we will not, without the prior written consent of Bear, Stearns & Co. Inc., consent to the disposition of any shares held by shareholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares of common stock this offering.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

        The shares of our common stock have been approved for listing on the New York Stock Exchange under the symbol "ANW."

        A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

        The representative has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, or the Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the shares of common stock. A "syndicate covering transaction" is the bid for or purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representative to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the shares of common stock originally sold by such underwriter or syndicate member are purchased by the representative in a syndicate covering transaction and have therefore not been effectively placed by such underwriter or syndicate member. The representative has advised us that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our shares of common stock was determined by negotiations between us and the representative of the underwriters. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representative of the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

        Each of the underwriters has agreed to pay an amount equal to a portion of the aggregate underwriting discount with respect to the shares purchased by such underwriter in connection with this offering to a company controlled by an individual Greek national who introduced Bear, Stearns & Co. Inc. to us.

        Certain of the underwriters or their respective affiliates may from time to time in the future perform investment banking and other financial services for us and our affiliates for which they receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

United Kingdom

        Each of the underwriters has represented and agreed that:

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  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) ("FSMA") except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

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  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

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  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

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  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

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  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

        The validity of the common stock and certain other matters relating to Marshall Islands law will be passed upon for us by Reeder & Simpson P.C. Certain other matters relating to United States law, including certain tax matters, will be passed upon for us by Seward & Kissel LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Kramer Levin Naftalis & Frankel LLP, as to matters of United States law.

EXPERTS

        The financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte Hadjipavlou Sofianos & Cambanis S.A. is 250-254 Kiffisias Avenue, Halandri, Athens 15231, Greece.

        The sections in this prospectus entitled "Prospectus Summary," "Industry" and "Business" have been reviewed by Lloyd's Marine Intelligence Unit, which have confirmed to us that they accurately describe our industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of Lloyd's MIU filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus forms a part.

INDUSTRY AND MARKET DATA

        The industry-related statistical and graphical information we use in this prospectus has been compiled by Lloyd's MIU from its database. Some of the industry information in this prospectus is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, and consequently, Lloyd's MIU cannot assure us that it reflects actual industry and market experience. Lloyd's MIU compiles and publishes data for the benefit of its customers. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market. The published information of other maritime data collection experts may differ from the data presented in this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

        Aegean Marine Petroleum Network Inc. is a Marshall Islands company and our principal executive offices are located outside the United States in Piraeus, Greece. A majority of our directors, officers and the experts named in the prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement, as permitted by SEC rules and regulations. For further information relating to us and the shares of common stock offered in this offering, you may wish to view the full registration statement, including its exhibits. The registration statement, including its exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549, at prescribed rates or from the SEC's website on the Internet at http://www.sec.gov, free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

        Upon completion of this offering, we will be subject to the information requirements of the Exchange Act, and, in accordance with the Exchange Act, we will file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. You may inspect and copy these reports and other information at the public reference facilities maintained by the SEC or obtain them from the SEC's website referenced above.

        You may also request a copy of our filings at no cost, by writing or telephoning us at the following address:

Aegean Marine Petroleum Network Inc.
42 Hatzikyriakou Avenue
Piraeus 185 38 Athens
Greece
Telephone: 011 30 210 458-6200

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as a United States company whose securities are registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with accounting principles generally accepted in the United States of America. We also intend to furnish or make available to our shareholders quarterly reports containing our unaudited interim financial information for each of the first three fiscal quarters of each fiscal year.

GLOSSARY OF INDUSTRY TERMS

        The following are definitions of certain terms that are commonly used in the shipping and marine fuel supply industries and in this prospectus.

        Aframax.    A tanker with capacity ranging from 80,000 to 124,999 dwt.

        Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

        Bareboat charter.    A charter of a vessel under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a "demise charter" or a "time charter by demise."

        Broker.    An agent in the marine petroleum supply industry who executes orders to buy or sell marine petroleum products on behalf of a customer in exchange for a commission.

        Bunkering tanker.    Coastal and ocean-going tankers with a cargo-carrying capacity of more than 600 dwt and less than 10,000 dwt.

        Bunkers.    Heavy fuel and diesel oil used to power a vessel's engines.

        cSt.    Centistoke, a unit of kinematic (most commonly used scale) viscosity. 1 centistoke = 0.01 stoke = 1 square millimeters per second.

        Charter.    The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

        Charterer.    The party that hires a vessel for a period of time or for a voyage.

        Charterhire.    A sum of money paid to the shipowner by a charterer for the use of a vessel. Charterhire paid under a voyage charter is also known as "freight."

        Classification society.    An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel's registry and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being "in-class."

        Containers.    Metal boxes of standard dimensions, generally either 20 feet or 40 feet long, 8.5 feet high and 8 feet wide, used to transport various cargo.

        Container vessel.    A vessel designed to carry standardized containers. Container vessels are mainly "cellular," which means they are equipped with metal guide rails for rapid loading and unloading and more secure carriage, and they may be "geared," which means they are equipped with cranes for loading and unloading containers.

        Double hull.    A hull construction design in which a vessel has an inner and outer side and bottom separated by void space.

        Drydocking.    The removal of a vessel from the water for inspection and repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings are generally required once every 30 months or twice every five years, one of which must be a special survey.

        Dwt.    Deadweight ton, which is a unit of a vessel's capacity for cargo, fuel, oil, stores and crew measured in metric tons of 1,000 kilograms.

        Freight.    A sum of money paid to the ship owner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount.

        Gross ton.    A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters.

        Hull.    Shell or body of a ship.

        IMO.    International Maritime Organization, a United Nations agency that issues international standards for shipping.

        Intermediate Survey.    The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each Special Survey.

        Lwt.    Light-weight ton, which is a unit that measures the weight of the steel parts of a vessel, expressed in metric tons of 1,000 kilograms.

        MARPOL 73/78 or MARPOL Convention.    The International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, as amended.

        Newbuilding.    A new vessel under construction or just completed.

        Petroleum products.    Refined crude oil products, such as fuel oils, marine fuels, gasoline and jet fuel.

        Physical supplier.    An intermediary that operates bunkering tankers and delivers marine petroleum products to customers.

        Products tanker.    A tanker designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

        Protection and indemnity insurance.    Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

        Scrapping.    The sale of a vessel as scrap metal.

        Single hull.    A hull construction design in which a vessel has only one hull.

        Sister ships.    Vessels of the same class and specifications typically built at the same shipyard.

        Special survey.    The inspection of a vessel by a classification society surveyor that takes place every five years.

        Spot market.    The market for immediate purchase of marine petroleum products or chartering of a vessel, usually for single voyages.

        Tanker.    A ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of tanks. Tankers carry a variety of products including crude oil, refined products and liquid chemicals.

        Time charter.    A charter under which the shipowner is paid charterhire on a per-day basis for a specified period of time. Typically, the shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance.

        TEU.    Twenty feet equivalent unit, which is the standard measure of a container vessel's cargo carrying capacity, indicating the space that is occupied by a container of standard external dimensions.

        Trader.    An intermediary in the marine petroleum supply industry who buys and resells marine petroleum products to customers for its own account.

        Vessel operating expenses.    The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, as well as commissions, which are included in "voyage expenses."

        Viscosity.    The measure of a fluid's resistance to flow. Kinematic viscosity measures the flow time of a fixed volume of oil flowing through a capillary tube at a specific temperature. Fuel oil viscosity determines the temperature at which fuel should be pumped from the ship's bunker tanks for injection into the engine.

        Voyage charter.    A charter under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port. The shipowner is responsible for paying both vessel operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports.

        Voyage expenses.    Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents' fees, canal dues and extra war risk insurance, as well as commissions.

AEGEAN MARINE PETROLEUM NETWORK INC.

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

AND FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
AEGEAN MARINE PETROLEUM NETWORK INC.

        We have audited the accompanying combined and consolidated balance sheets of AEGEAN MARINE PETROLEUM NETWORK INC. and subsidiaries (the "Company"), as of December 31, 2003 and 2004 and the related combined and consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index as Schedule I. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of AEGEAN MARINE PETROLEUM NETWORK INC. and subsidiaries at December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined and consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte
Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece
August 22, 2005 (except for Note 13, as to which the date is November 15, 2005)

Aegean Marine Petroleum Network Inc.
Combined and Consolidated Balance Sheets
as of December 31, 2003 and 2004

(Expressed in thousands of U.S. dollars — except for share and per share data)

	December 31,
	2003	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,872	$3,280
Trade receivables, net of allowance for doubtful accounts of $665 and $565, as of December 31, 2003 and 2004, respectively	17,485	24,271
Due from related companies (Note 3)	3,708	7,224
Insurance claims	—	900
Inventories (Note 4)	1,522	1,875
Prepayments and other current assets (Note 7)	630	1,010
Restricted cash	510	872

Total current assets	25,727	39,432

FIXED ASSETS:
Vessels, cost (Notes 5 and 9)	11,775	40,773
Vessels, accumulated depreciation (Notes 5 and 9)	(1,793)	(3,334)

Vessels' net book value	9,982	37,439

Other fixed assets, net	194	189

Total fixed assets	10,176	37,628

NON-CURRENT ASSETS:
Deferred charges, net (Note 6)	1,485	1,499
Due from related companies (Note 3)	2,166	—
Other non-current assets	4	14

Total assets	$39,558	$78,573

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 8)	$8,273	$3,993
Current portion of long-term debt (Note 9)	1,912	4,752
Trade payables to third parties	12,595	15,646
Trade payables to related companies (Note 3)	7,217	11,617
Accrued and other current liabilities (Note 9)	227	121

Total current liabilities	30,224	36,129

LONG-TERM DEBT, net of current portion (Note 9)	3,711	17,944

NON-CURRENT LIABILITIES	33	39

COMMITMENTS AND CONTINGENCIES (Note 10)	—	—

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2003 and 2004; 22,250,000 shares, issued and outstanding at December 31, 2003 and 2004 (Note 13)	223	223
Additional paid-in capital (Note 13)	4,838	14,536
Retained earnings	529	9,702

Total stockholders' equity	5,590	24,461

Total liabilities and stockholders' equity	$39,558	$78,573

The accompanying notes are an integral part of these combined and consolidated financial statements

Aegean Marine Petroleum Network Inc.
Combined and Consolidated Statements of Operations
for the Years Ended December 31, 2002, 2003 and 2004

(Expressed in thousands of U.S. dollars — except for share and per share data)

	For the Year Ended December 31,
	2002	2003	2004
REVENUES:
Sales of marine petroleum products — third parties (Note 16)	$143,335	$202,485	$239,791
Sales of marine petroleum products — related companies (Notes 3 and 16)	4,654	8,468	7,645
Voyage revenues	370	8,100	14,983
Other revenues	799	1,126	593

Total revenues	149,158	220,179	263,012

OPERATING EXPENSES:
Cost of marine petroleum products sold — third parties	106,960	132,726	165,991
Cost of marine petroleum products sold — related companies (Note 3)	32,805	58,814	56,448
Salaries, wages and related costs	1,549	3,581	5,052
Vessel hire charges (Note 3)	3,392	3,390	2,436
Depreciation (Note 5)	307	809	1,545
Amortization of drydocking costs (Note 6)	37	240	386
Management fees (Note 3)	206	513	183
Other operating expenses (Note 11)	3,078	9,043	12,349

Total operating expenses	148,334	209,116	244,390

Operating income	824	11,063	18,622

OTHER INCOME/(EXPENSE):
Interest and finance costs (Notes 8, 9 and 12)	(161)	(425)	(944)
Interest income	14	90	13
Foreign exchange losses, net	(15)	(78)	(68)

	(162)	(413)	(999)

Income before provision for income taxes	662	10,650	17,623
Income taxes (Note 15)	—	(6)	(6)

Net income	$662	$10,644	$17,617

Earnings per common share, basic and diluted (Note 14)	$0.03	$0.48	$0.79

Weighted average number of common shares, basic and diluted (Note 14)	22,250,000	22,250,000	22,250,000

The accompanying notes are an integral part of these combined and consolidated financial statements

Aegean Marine Petroleum Network Inc.
Combined and Consolidated Statements of Stockholders' Equity
for the Years Ended December 31, 2002, 2003 and 2004

(Expressed in thousands of U.S. dollars — except for share and per share data)

	Common Stock
			Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)
	# of Shares	Par Value			Total
BALANCE, December 31, 2001	22,250,000	$223	$1,548	$(3,542)	$(1,771)
— Net income	—	—	—	662	662
— Contribution to additional paid-in capital	—	—	1,424	—	1,424

BALANCE, December 31, 2002	22,250,000	$223	$2,972	$(2,880)	$315

— Net income	—	—	—	10,644	10,644
— Contribution to additional paid-in capital	—	—	1,866	—	1,866
— Dividends declared and paid ($0.33 per share)	—	—	—	(7,235)	(7,235)

BALANCE, December 31, 2003	22,250,000	$223	$4,838	$529	$5,590

— Net income	—	—	—	17,617	17,617
— Contribution to additional paid-in capital	—	—	9,698	—	9,698
— Dividends declared and paid ($0.38 per share)	—	—	—	(8,444)	(8,444)

BALANCE, December 31, 2004	22,250,000	$223	$14,536	$9,702	$24,461

The accompanying notes are an integral part of these combined and consolidated financial statements

Aegean Marine Petroleum Network Inc.
Combined and Consolidated Statements of Cash Flows
for the Years Ended December 31, 2002, 2003 and 2004

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income	$662	$10,644	$17,617
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	307	809	1,545
Provision for doubtful accounts	(416)	347	(100)
Amortization of deferred charges	37	320	519
Other non-cash charges	189	272	406
(Increase) decrease in:
Trade receivables	(3,444)	(895)	(6,686)
Due from related companies	(4,203)	(831)	(1,350)
Insurance claims	—	—	(900)
Inventories	(1,113)	487	(353)
Prepayments and other current assets	(149)	(275)	(380)
Increase (decrease) in:
Trade payables	7,337	(5,335)	7,451
Accrued and other current liabilities	(23)	132	(105)
Increase in other non-current assets	(2)	—	(10)
Payments for drydocking	(286)	(1,469)	(321)

Net cash provided by (used in) operating activities	(1,104)	4,206	17,333

Cash flows from investing activities:
Vessel acquisitions	(5,224)	(3,428)	(28,998)
Purchase of building	—	(194)	—
Increase in restricted cash	—	(510)	(362)

Net cash used in investing activities	(5,224)	(4,132)	(29,360)

Cash flows from financing activities:
Proceeds from long-term debt	4,000	2,663	19,700
Repayment of long-term debt	(321)	(1,844)	(2,627)
Net change in short-term borrowings	—	6,273	(4,280)
Financing costs paid	—	(87)	(212)
Cash contributions to additional paid-in capital	1,224	1,596	9,298
Dividends paid	—	(7,235)	(8,444)

Net cash provided by financing activities	4,903	1,366	13,435

Net increase (decrease) in cash and cash equivalents	(1,425)	1,440	1,408
Cash and cash equivalents at beginning of year	1,857	432	1,872

Cash and cash equivalents at end of year	$432	$1,872	$3,280

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest payments:	$111	$192	$575

Cash paid during the year for income taxes:	$—	$6	$6

Non-cash financing activities with related parties (Note 13):	$200	$270	$400

The accompanying notes are an integral part of these combined and consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2004

(Expressed in thousands of U.S. dollars — except share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information:

        The accompanying combined and consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (hereinafter referred to as "Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company"). The Company is an independent physical supplier and marketer of refined marine fuel and lubricants to ships in port and at sea. The Company owns and operates a fleet of bunkering tankers in multiple jurisdictions and provides fueling services to virtually all types of commercial and naval vessels, such as crude oil tankers, dry cargo vessels, cruise ships and ferries. The Company's customers include a diverse group of commercial ship owners, operators and marine fuel traders, brokers and users including the United States Navy.

        Aegean was formed on June 6, 2005, under the laws of Marshall Islands, for the purpose of acquiring all outstanding shares of companies owned, directly and indirectly, by Leveret International Inc. (the "Personal Holding Company"), of which the Company's Chief Executive Officer, Mr. Dimitris Melisanidis, and members of his family are beneficiaries. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, the combined and consolidated financial statements of the Company have been presented, giving retroactive effect to the transaction described above, using combined and consolidated historical carrying costs of the assets and liabilities.

        The material subsidiaries of the Company are:

  (a)
  Aegean Marine Petroleum S.A. ("AMP"), incorporated in Liberia on January 4, 1995, is engaged in the commercial purchase and sales of marine petroleum products and is the principal operating entity of the Company. AMP has a branch office in Greece which was established under the provisions of law 89/1967, as amended, which is located at Hatzikiriakou Avenue 42, Piraeus, 18538, Greece.

  (b)
  Aegean Bunkering Services Inc. (the "Manager"), was incorporated in the Marshall Islands on July 11, 2003 and, effective January 1, 2004, provides all the vessel-owning companies listed below (except for Baldwin Management Co.) with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial and accounting services. The Manager has a branch office in Greece which was established under the provisions of law 89/1967, as amended, which is located at Hatzikiriakou Avenue 42, Piraeus, 18538, Greece.

  (c)
  Aegean Marine Petroleum LLC (the "UAE Service Center"), Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center") and Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center"), were incorporated in the United Arab Emirates on July 26, 2000; in Gibraltar on August 7, 1997; and in Jamaica on November 25, 2004, respectively. These companies monitor and support the logistical aspects of each order in their respective geographical locations. The Jamaica Service Center commenced operations during 2005.

  (d)
  Carmel Investment Corp. ("Carmel"), incorporated in the Marshall Islands on December 2, 2002, is the owner of the Gibraltar-flagged 4,935 deadweight ton ("dwt") (built in 1988), double hull bunkering tanker "Aegean Rose," which was acquired on January 21, 2003.

  (e)
  Evian Enterprises Co. ("Evian"), incorporated in the Marshall Islands on December 2, 2002, is the owner of the Gibraltar-flagged 4,935 dwt (built in 1988) double hull bunkering tanker "Aegean Daisy," which was acquired on January 21, 2003.

  (f)
  Clyde Shipping Corp. ("Clyde"), incorporated in the Marshall Islands on May 10, 2004, is the owner of the Gibraltar-flagged 4,853 dwt (built in 1993) double hull bunkering tanker "Aegean Tulip," which was acquired on May 20, 2004.

  (g)
  Tiffany Marine S.A. ("Tiffany"), incorporated in the Marshall Islands on May 10, 2004, is the owner of the Maltese flag 2,747 dwt (built in 2004) double hull bunkering tanker "Aegean Tiffany," which was acquired on July 7, 2004.

  (h)
  Sea Breezer Marine S.A. ("Breezer"), incorporated in the Marshall Islands on April 2, 2004, is the owner of the Maltese flag 2,747 dwt (built in 2004) double hull bunkering tanker "Aegean Breeze," which was acquired on July 7, 2004.

  (i)
  Aegean X Maritime Inc. ("Aegean X"), incorporated in the Marshall Islands on August 31, 2004, is the owner of the Panamanian flag 6,400 dwt (built in 1982) double hull bunkering tanker "Aegean X," which was acquired on August 31, 2004.

  (j)
  Pontos Navigation Inc. ("Pontos"), incorporated in the Marshall Islands on September 9, 2002, is the owner of the Maltese flag 6,523 dwt (built in 2001) double hull bunkering tanker "Aegean Flower," which was acquired on January 5, 2004.

  (k)
  Aegean VII Shipping Ltd. ("Aegean VII"), incorporated in Malta on January 20, 1998, is the owner of the Maltese flag 3,892 dwt (built in 1984) single hull bunkering tanker "Aegean VII," which was acquired on February 4, 1998.

  (l)
  Venus Holding Company ("Venus"), incorporated in the Marshall Islands on October 13, 1999, is the owner of the Panamanian flag 7,216 dwt (built in 1976) single hull bunkering tanker "Aegean IX," which was acquired on June 14, 2001.

  (m)
  Baldwin Management Co. ("Baldwin"), incorporated in the Marshall Islands on September 25, 2002, is the owner of the Bahamas flagged 91,602 dwt (built in 1982) single hull tanker "Aegean Hellas," which was acquired on November 15, 2002.

  As of December 31, 2003 and 2004, Aegean's ownership interest in all the above subsidiaries, except for the UAE Service Center, amounted to 100%. In accordance with local laws, Aegean Marine Petroleum LLC, as a Sharjah entity, is 51% owned by a Sharjah citizen (the "Sponsor"). On July 26, 2000, an agreement was signed with the Sponsor to automatically transfer all profits and losses, assets and liabilities to the Company in exchange for an annual fixed cash consideration. The payments of annual fixed cash consideration have been recognized on an accrual basis and are included in other operating expenses in the accompanying combined and consolidated statements of operations. The agreement also prevents an unauthorized ownership transfer and effectively grants majority control of the UAE Service Center to the Company. Accordingly, the financial position and operations of the UAE Service Center have been fully included in the accompanying combined and consolidated financial statements.

  During the year ended December 31, 2002, no one customer individually accounted for more than 10% of the Company's total revenues. During the years ended December 31, 2003 and 2004, one customer individually accounted for more than 10% of the Company's total revenues as follows:

	Year ended December 31,
Customer
	2002	2003	2004
A	—	25%	24%

2.    Significant Accounting Policies:

  (a)
  Principles of Combination and Consolidation: The accompanying combined and consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2004, the accounts and operating results of Aegean Marine Petroleum Network Inc. and its subsidiaries referred to in Note 1. All significant intercompany balances and transactions have been eliminated in combination and consolidation.

  (b)
  Use of Estimates: The preparation of combined and consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c)
  Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

  (d)
  Foreign Currency Transactions: The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying combined and consolidated statements of operations.

  (e)
  Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash consists of either interest-bearing deposits with certain banks as cash collateral against outstanding short-term facilities or retention accounts which can only be used for the purposes of repayment of current portions of long-term loans.

  (f)
  Trade Receivables, net: Management is responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's credit worthiness. The Company generally provides payment terms of approximately thirty days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $18,150 and $24,836, net of allowance for bad debts of $665 and $565, as of December 31, 2003 and 2004, respectively.

  (g)
  Insurance Claims: Insurance claims are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

  (h)
  Inventories: Inventories mainly consist of marine fuel; marine fuel oil ("MFO") and marine gas oil ("MGO"), lubricants and victualling stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

  (i)
  Vessel Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise these amounts are charged to expense as incurred.

    Advances and milestone payments made to shipyards during construction periods are classified as advances for vessels under construction until the date of delivery and acceptance of the vessel, at which date they are reclassified to "Vessels, cost." Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessels.

    Amounts of interest to be capitalized during the asset acquisition period are determined by applying an interest rate to the average amount of accumulated expenditures for the asset during the period. The interest rate used in an accounting period is based on the rates applicable to borrowings outstanding during the period. If the Company enters into specific financing for an asset, the rate on that financing is the interest rate applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of such financing.

  (j)
  Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its light-weight tonnage and estimated scrap rate. Management estimates the useful life of the Company's bunkering and non-bunkering tankers to be 30 years and 25 years, respectively, from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

  (k)
  Impairment of Long-Lived Assets: SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and its eventual disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. The Company regularly reviews the carrying amount of its vessels. The Company had no impairment losses in any of the periods presented.

  (l)
  Accounting for Drydocking Costs: The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off to income in the year of the vessel's sale.

  (m)
  Financing Costs: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

  (n)
  Pension and Retirement Benefit Obligations: The vessel-owning companies included in the combination and consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

  (o)
  Accounting for Revenues and Expenses: Revenues are principally earned from the physical supply of marine petroleum products via the Company's bunkering tankers. In this respect, sales of marine petroleum products and cost of sales of marine petroleum products are recorded in the period when the marine petroleum products are loaded onto the customer's vessel. In Greece, revenues are earned from the sale of marine petroleum products through a related party physical supplier (refer to Note 3). These sales and the respective cost of sales are recorded in the period when the related party physical supplier delivers the marine petroleum products to the customer.

    Revenues are also generated from voyage and time charter agreements of the Company's vessels. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full, at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.

    For arrangements in which the Company physically supplies marine petroleum products via the Company's bunkering tankers, cost of marine petroleum products sold represents amounts paid by the Company for marine petroleum products sold in the period being reported on. For arrangements in which marine petroleum products are purchased from the Company's related party physical supplier, cost of marine petroleum products sold represents the total amount paid by the Company to the physical supplier for marine petroleum products and the delivery thereof to the Company's customer.

    Operating expenses are accounted for on the accrual basis.

  (p)
  Repairs and Maintenance: All vessel repair and maintenance expenses including major overhaulings (which are non-scheduled repairs and maintenance work undertaken on a vessel's engine) and underwater inspection expenses are expensed in the year incurred. Such costs are included in other operating expenses in the accompanying combined and consolidated statements of operations.

  (q)
  Income Taxes: The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the provision of deferred income taxes for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are required to be recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company has not provided for deferred income taxes in the accompanying combined and consolidated financial statements. Except for the Gibraltar Service Center, Aegean and its subsidiaries are either located in non-taxable jurisdictions, exist as tax-exempt entities in taxable jurisdictions, or are involved in non-taxable activities. No material deferred tax assets or liabilities arose in respect of the Gibraltar Service Center in any of the periods presented (refer to Note 15).

  (r)
  Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the three year period ended December 31, 2004 or any securities that were potentially dilutive but were excluded from diluted earnings per share because their inclusion would have been anti-dilutive for the periods presented.

  (s)
  Derivatives: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. During each of the years in the three-year period ended December 31, 2004, the Company did not engage in any transaction with derivative instruments or have any hedging activities.

  (t)
  Fair Value of Financial Instruments: The carrying values of cash, trade receivables and trade payables are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans bearing interest at variable interest rates approximate the recorded values. The Company has no loans bearing interest at fixed rates.

  (u)
  Recent Accounting Pronouncements:

    Variable Interest Entities. In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" ("FIN 46"). The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties.

    In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

    (i)
    Special purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.

    (ii)
    Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

    (iii)
    All entities, regardless of whether a SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

  The adoption of the provisions applicable to SPEs created and all other variable interests obtained after January 31, 2003 did not have a material impact on the Company's financial statements. The adoption of the provision applicable to non-SPEs created prior to February 1, 2003 did not have a material impact on the Company's financial statements.

    Inventory Costs. In 2004, the FASB issued SFAS No. 151, "Inventory Costs — an amendment of Accounting Research Bulletin No. 43, Chapter 4." This statement clarifies the requirement that abnormal inventory-related costs be recognized as current-period charges. The provisions of this statement are to be applied prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. The effects of adoption on the Company's financial statements are not likely to be significant.

    Exchanges of Non-Monetary Assets. In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets — An Amendment to APB 29" ("SFAS 153"). Accounting Principles Board Opinion No. 29 ("APB 29") had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similar productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of SFAS 153 will have a material impact on the Company's financial position, results of operations or cash flows.

    Stock-Based Compensation. In 2004, the FASB issued a revised SFAS No. 123, "Share-Based Payment" ("SFAS 123R"). This statement requires that all share-based payments to employees be recognized in the financial statements based on their grant-date fair value. Under previous guidance, companies had the option of recognizing the fair value of stock-based compensation in the financial statements or disclosing the pro forma impact of stock-based compensation on the statements of income in the notes to the financial statements. The Company does not currently have a share-based payment program. If the Company establishes such program in the future, the provisions of SFAS 123R will apply to the Company as of the later of January 1, 2006 and the program's effective date.

    Accounting Changes and Error Corrections. In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." This statement applies to all voluntary changes in accounting principle and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early implementation permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement was issued. SFAS 154 is effective for the Company as of January 1, 2006 and is not expected to have a material impact on the Company's financial statements.

3.    Transactions with Related Parties:

  (a)
  Aegean Oil S.A. (the "Greek Subcontractor"): The Greek Subcontractor is a diversified energy group principally engaged in the downstream gasoline market in Greece and is owned and controlled by relatives of Mr. Dimitris Melisanidis. The Greek Subcontractor is managed by a full-time executive team and has no common management with the Company. In addition to its principal operations, the Greek Subcontractor is also a licensed trader and physical supplier of marine petroleum products in Greece. On December 30, 1999 and as amended on September 25, 2000, the Company signed a Bunkering Supply and Representation Agreement with the Greek Subcontractor whereby the Greek Subcontractor undertakes to sell and deliver marine petroleum products in transit to the Company's nominated customer vessels within Greek territorial waters. Under the contract, the Greek Subcontractor sells the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin. The margin is reviewed and renegotiated at the end of every calendar month. The contract has no duration and continues in force unless terminated by either party. On April 1, 2005, this contract was terminated and superceded by a ten year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 17).

  During the years ended December 2002, 2003 and 2004, the Company purchased from the Greek Subcontractor marine petroleum products of $32,805, $50,351 and $49,298, respectively, all of which are included under cost of marine petroleum products sold in the accompanying combined and consolidated statements of operations. As of December 31, 2003 and 2004, the amounts due to the Greek Subcontractor amounted to $6,942 and $10,855, respectively, and are included under trade payables to related companies in the accompanying combined and consolidated balance sheets.

  (b)
  Aegean Shipping Management S.A. and certain vessel-owning companies (hereinafter collectively referred to as "Aegean Shipping"): Aegean Shipping is owned by relatives of Mr. Dimitris Melisanidis and is the owner and operator of an international shipping fleet including Aframax and Panamax product tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with the Company. The Company's material transactions with Aegean Shipping are described as follows:

    (i)
    Prior to January 1, 2004, Aegean Shipping provided all the Company's vessel-owning companies with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial and accounting services, in exchange for a management fee. Effective January 1, 2004, the Manager assumed this role for all the Company's vessel-owning companies except for Baldwin Management Co. which vessel-owning company continued to use Aegean Shipping as its vessel manager. Management fees incurred by the Company for the years ended December 31, 2002, 2003 and 2004, amounted to $206, $513 and $183, respectively, and are separately disclosed in the accompanying combined and consolidated statements of operations.

    (ii)
    The Company time charters (short-term) certain vessels of Aegean Shipping in order to meet increased level of demand for its services at a time when its own vessels are operating at full capacity, or for special situations. Vessel hire charges for the years ended December 31, 2002, 2003 and 2004, amounted to $3,392, $3,390 and $2,436, respectively, and are separately disclosed in the accompanying combined and consolidated statements of operations.

    (iii)
    Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants from the Company which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2002, 2003 and 2004, amounted to $4,654, $8,468 and $7,645, respectively, and are included under sales of marine petroleum products in the accompanying combined and consolidated statements of operations.

    As of December 31, 2003 and 2004, the amounts due from Aegean Shipping amounted to $3,708 and $4,705, respectively, and are included in due from related companies in the accompanying combined and consolidated balance sheets.

  (c)
  Golden Sun Marine Corp. ("Golden Sun"): The Company conducts business with Golden Sun, which is a company in which Mr. Dimitris Melisanidis holds a controlling interest. The remaining interests are owned by unrelated third parties. Golden Sun is a diversified investment company. In some cases, Golden Sun acts as a trader, selling marine petroleum products to the Company. This trading function is managed by the unrelated third party minority shareholders. During the years ended December 2003 and 2004, the Company purchased from Golden Sun marine petroleum products of $8,463 and $7,150, respectively, all of which are included under cost of marine petroleum products sold in the accompanying combined and consolidated statements of operations. As of December 31, 2003 and 2004, the amounts due to Golden Sun amounted to $275 and $762, respectively, and are included under trade payables to related companies in the accompanying combined and consolidated balance sheets.

  (d)
  Other related companies: During the years 2002, 2003 and 2004, the Company provided a non interest bearing line of credit to two affiliated companies, related to the Company by way of common control of family members, for general working capital purposes. The amounts due from these companies amounted to $2,166 and $2,519 as of December 31, 2003 and 2004, respectively, and are included in amounts due from related companies in the accompanying combined and consolidated balance sheets. On April 22, 2005 and on May 17, 2005, amounts of $2,000 and $519, respectively, were received from these two affiliated companies as full repayment of the outstanding balance.

4.    Inventories:

        The amounts shown in the accompanying combined and consolidated balance sheets are analyzed as follows:

	December 31,
	2003	2004
Held for sale:
Marine Fuel Oil	786	648
Marine Gas Oil	549	709

	1,335	1,357

Held for consumption:
Marine fuel	82	371
Lubricants	85	92
Victuals	20	55

	187	518

Total	1,522	1,875

5.    Vessels:

        The amounts in the accompanying combined and consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2002	8,347	(984)	7,363
— Vessel acquisitions	3,428	—	3,428
— Depreciation for the year	—	(809)	(809)

Balance, December 31, 2003	11,775	(1,793)	9,982
— Vessel acquisitions	28,998	—	28,998
— Depreciation for the year	—	(1,541)	(1,541)

Balance, December 31, 2004	40,773	(3,334)	37,439

        Cost of vessels at December 31, 2002, 2003 and 2004, include $2,157, $3,585 and $8,913, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2(i).

        As of December 31, 2004, all the Company's vessels except for Aegean VII and Aegean IX, having a total carrying value of $35,884, have been provided as collateral under the loans discussed in Note 9.

6.    Deferred Charges:

        The amounts in the accompanying combined and consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2002	249	—	249
— Additions	1,469	87	1,556
— Amortization for the year	(240)	(80)	(320)

Balance, December 31, 2003	1,478	7	1,485
— Additions	321	212	533
— Amortization for the year	(386)	(133)	(519)

Balance, December 31, 2004	1,413	86	1,499

        The amortization for drydocking costs is separately reflected in the accompanying combined and consolidated statements of operations. The amortization of financing costs is included in interest and finance costs in the accompanying combined and consolidated statements of operations.

7.    Prepayments and Other Current Assets:

        The amounts in the accompanying combined and consolidated balance sheets are analyzed as follows:

	December 31,
	2003	2004
Prepaid vessel insurance	463	809
Other prepayments	167	201

Total	630	1,010

8.    Short-term Borrowings:

        On September 24, 2004, AMP signed a one year, renewable, $25,000 revolving credit and letter of credit issuance and refinancing facility with an international bank for the purpose of purchasing and transporting fuel cargoes and payment of other expenses incidental to the supply of bunkers and lubricants. The facility bears interest at LIBOR plus 1.75%. Interest is paid monthly and at maturity in arrears. All drawings under the facility are collateralized by a pledge on qualifying receivables of AMP, as defined in the agreement, as well as a pledge on the bank account where the qualifying receivables of AMP are to be paid. The credit facility imposes certain operating and financial restrictions on AMP, including restrictions on the sale of assets or liabilities in excess of certain amounts. AMP's failure to comply with obligations under the credit agreement could result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under the credit agreement, and impair AMP's ability to receive advances and issue letters of credit.

        As of December 31, 2004, AMP had no advances or letters of credit outstanding under the credit facility. On February 22, 2005, under the instructions of AMP, the bank issued an irrevocable standby letter of credit for $5,000 in favor of Jamaica's government refinery to cover AMP's future purchases of marine fuel in Jamaica. This standby letter of credit expires on August 22, 2005. On March 28, 2005, under the instructions of AMP, the bank issued one irrevocable standby letter of credit for $3,000 to an existing supplier which expired on June 28, 2005, and one standby letter of credit for $138 in favor of Jamaica's customs authorities.

        As of December 31, 2003 and 2004, the Company's short-term borrowings consisted of the following:

		December 31,
	Borrower
		2003	2004
(a)	AMP	2,000	2,000
(b)	AMP	1,993	1,993
(c)	AMP	4,280	—

	Total	8,273	3,993

        Overdraft (a):    On December 23, 1999, AMP signed a one year, renewable, secured overdraft and guarantee facility with an international bank, for an aggregate amount of $3,000 to be used for the issuance of bank letters of guarantees and/or for an overdraft facility to be used for working capital purposes. As of December 31, 2003 and 2004, the balance on the overdraft facility was $2,000. The overdraft facility bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the year 2004 was 5%. The facility is secured by personal properties ultimately owned by Mr. Melisanidis and is personally guaranteed by Mr. Melisanidis.

        Overdraft (b):    On October 23, 2003, AMP signed a one year, renewable credit facility with a Greek bank, for an aggregate amount of $3,000 to be used for the issuance of bank letters of guarantees and/or for an overdraft facility to be used for working capital purposes. As of December 31, 2003 and 2004, the balance on the overdraft facility was $1,993. The overdraft facility bears interest at LIBOR plus 1.5% and the weighted average interest rate (including the margin) during the year 2004 was 3.5%. The facility is personally guaranteed by Mr. Melisanidis.

        Short-term advance (c):    On March 12, 2003 and April 8, 2003, AMP received $4,000 and $5,000, respectively, from a federal agency (the "Agency") of the United States government, under an existing contract between AMP and the Agency to fuel the U.S. Navy vessels at Souda Bay in Crete. This total amount of $9,000 was granted in the form of an unsecured, non-interest bearing short term advance to be repaid in full by October 27, 2004. The Company has not imputed any interest on this advance. The purpose of the advance was to provide AMP with sufficient working capital to execute the Agency's marine fuel orders. During the years 2003 and 2004, AMP repaid $4,720 and $4,280, respectively, of the short-term advances.

        Total interest incurred on short-term borrowings for the years ended December 31, 2002, 2003 and 2004 amounted to $78, $80 and $235, respectively, and is included in interest expense and finance costs, in the accompanying combined and consolidated statements of operations.

9.    Long-term Debt:

        The amounts in the accompanying combined and consolidated balance sheets are analyzed as follows:

		December 31,
	Borrower(s)
		2003	2004
(a)	Tiffany and Breezer	—	8,648
(b)	Clyde	—	2,200
(c)	Aegean X	—	3,500
(d)	Carmel and Evian	2,188	1,564
(e)	Pontos	—	4,625
(f)	Baldwin	2,950	2,000
(g)	Aegean VII	321	—
(h)	Gibraltar Service Center	164	159

	Total	5,623	22,696
	Less: Current portion	(1,912)	(4,752)

	Long-term portion	3,711	17,944

        Loan (a):    On July 23, 2004, Tiffany and Breezer concluded a loan for an amount of $8,800 from an international bank to partially finance the acquisition cost of the vessels Aegean Tiffany ($4,400) and Aegean Breeze ($4,400). The loan bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the year 2004 was 3.11%, while at December 31, 2004, the interest rate (including the margin) was 3.38%. The outstanding balance of the loan ($8,648) as of December 31, 2004 is payable in 39 equal quarterly installments from January 2005 to July 2014, plus a balloon payment of $2,700 payable together with the last installment. Tiffany and Breezer are jointly and severally liable to indemnify the bank on demand against all damages, losses, costs and expenses arising from any failure of either company to perform or discharge any liability under the loan agreement.

        Loan (b):    On June 4, 2004, Clyde concluded a loan for an amount of $2,400 from a Greek bank to partially finance the acquisition cost of the vessel Aegean Tulip. The loan bears interest at LIBOR plus 1.75% and the weighted average interest rate (including the margin) during the year 2004 was

3.46%, while at December 31, 2004, the interest rate (including the margin) was 4.19%. The outstanding balance of the loan ($2,200) as of December 31, 2004 is payable in 18 equal quarterly installments from March 2005 to June 2009, plus a balloon payment of $400 payable together with the last installment.

        Loan (c):    On October 7, 2004, Aegean X concluded a loan for an amount of $3,500 from a Greek bank to partially finance the acquisition cost of the vessel Aegean X. The loan bears interest at LIBOR plus 1.5% and the weighted average interest rate (including the margin) during the year 2004 was 3.56%, while at December 31, 2004, the interest rate (including the margin) was 3.56%. The outstanding balance of the loan ($3,500) as of December 31, 2004 is payable in 18 equal quarterly installments from January 2005 to April 2009, plus a balloon payment of $800 payable together with the last installment.

        Loan (d):    On February 13, 2003, Carmel and Evian concluded a loan for an amount of $2,500 from an international bank to partially finance the acquisition cost of the vessels Aegean Rose ($1,250) and Aegean Daisy ($1,250). The loan bears interest at LIBOR plus 1.375% and the weighted average interest rate (including the margin) during the years 2003 and 2004 was 2.62% and 2.83%, respectively, while at December 31, 2003 and 2004, the interest rate (including the margin) was 2.55% and 3.71%, respectively. The outstanding balance of the loan ($1,564) as of December 31, 2004 is payable in six equal quarterly installments from February 2005 to May 2006, plus a balloon payment of $628 payable together with the last installment. Carmel and Evian are jointly and severally liable to indemnify the bank on demand against all damages, losses, costs and expenses arising from any failure of either company to perform or discharge any liability under the loan agreement.

        Loan (e):    On January 28, 2004, Pontos concluded a loan for an amount of $5,000 from an international bank to partially finance the acquisition cost of the vessel Aegean Flower. The loan bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the year 2004 was 2.72%, while at December 31, 2004, the interest rate (including the margin) was 3.38%. The outstanding balance of the loan ($4,625) as of December 31, 2004 is payable in 37 equal quarterly installments from January 2005 to January 2014.

        Loan (f):    On November 28, 2002, Baldwin concluded a loan for an amount of $4,000 from an international bank to partially finance the acquisition cost of the vessel Aegean Hellas. The loan bears interest at LIBOR plus 1.5% and the weighted average interest rate (including the margin) during the years 2002, 2003 and 2004 was 2.97%, 2.81% and 2.93%, respectively, while at December 31, 2002, 2003 and 2004, the interest rate (including the margin) was 2.97%, 2.67% and 3.97%, respectively. The outstanding balance of the loan ($2,000) as of December 31, 2004 is payable in two equal quarterly installments in February 2005 and in May 2005, and one final balloon payment of $1,600 payable in August 2005.

        Loan (g):    Represents a loan obtained in February 1998 by Aegean VII for an original amount of $2,250 from an international bank to partially finance the acquisition cost of the vessel Aegean VII. The loan bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the years 2002, 2003 and 2004 was 3.12%, 2.48% and 2.56%, respectively, while at

December 31, 2002 and 2003, the interest rate (including the margin) was 2.65% and 2.41%, respectively. The loan was fully repaid on October 29, 2004.

        Loan (h):    On October 20, 2003, the Gibraltar Service Center concluded a loan for an amount of Pounds Sterling (GBP) 92,000, from an international bank, to partially finance the acquisition cost of offices in Gibraltar. The cost of these offices is included in other fixed assets, net, in the accompanying combined and consolidated balance sheets. The loan bears interest at the bank's base rate, as defined in the loan agreement, plus 2.25% and the weighted average interest rate (including the margin) during the year 2004 was 3.17%. The outstanding balance of the loan ($159) as of December 31, 2004 is payable in 109 equal monthly installments from January 2004 to January 2014. The loan is secured by a first legal charge over the offices.

        The vessel-financing loans (a) to (g) are collateralized as follows:

  •
  First priority mortgages over the borrowers vessels;

  •
  Assignments of insurance and earnings of the mortgaged vessels;

  •
  Personal guarantee of a person nominated by the borrower and accepted by the lender;

  •
  An undertaking from the vessels' manager;

        The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain minimum working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. The vessel owning subsidiary companies with outstanding loans had restricted net assets amounting to $19,680 as of December 31, 2004.

        As of December 31, 2004, all the Company's vessels except for Aegean VII and Aegean IX, having a total carrying value of $35,884, have been provided as collateral to secure the loans discussed above.

        Total interest incurred on vessel-financing long-term debt for the years ended December 31, 2002, 2003 and 2004 amounted to $40, $175, and $447, respectively, and is included in interest expense and finance costs, in the accompanying combined and consolidated statements of operations. Accrued interest expense on long-term debt as of December 31, 2003 and 2004 amounted to $18 and $121, respectively, and is included in accrued and other current liabilities in the accompanying combined and consolidated balance sheets.

        The annual principal payments required to be made after December 31, 2004, are as follows:

Amount
2005	4,752
2006	3,068
2007	2,128
2008	2,128
2009	2,828
2010 and thereafter	7,792

22,696

10.    Commitments and Contingencies:

  (a)
  Long-term Supply Contracts: On September 1, 2002, the Company signed a three-year Fuel Purchase Agreement with the marine division of one of the oil majors, operating in Gibraltar, for the supply of mainly MFO and MGO at a price equal to average PLATTS prices (market prices) plus a margin. The contract stipulates that the Company and supplier must transact for a minimum quantity of marine fuel per month, however neither party is required to transact for more than a maximum quantity of marine fuel per month. Payment of invoices become due approximately 20 working days after the end of the calendar month when delivery was made to the Company. Interest on overdue payments accrues at a rate of LIBOR plus a margin. The Company currently has a line of credit with this supplier totaling $10,000 against which standby letters of credit have been issued for $9,000. This agreement expires on August 31, 2005.

    On December 3, 2004, the Company signed a seven-year Fuel Purchase Agreement with a government refinery in Jamaica for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that the Company and refinery are not required to transact for more than a maximum quantity of marine fuel per month, however, by mutual agreement, the maximum quantity per month may be revised upwards. Payment of invoices become due thirty calendar days from the date of delivery. Interest on overdue payments accrues at a rate equal to the local overdraft rate in Jamaica. The Company currently has a line of credit with this supplier totaling $5,000 against which, standby letters of credit have been issued for $5,000. This agreement expires on December 31, 2012.

  (b)
  Standby Letters Of Credit: In the normal course of business, for certain suppliers or under certain long-term supply contracts, the Company is required to post standby letters of credit in order to secure a line of credit with the supplier. As of December 31, 2004, the total outstanding standby letters of credit amounted to $6,000. On February 10, 2005, February 22, 2005, March 11, 2005 and March 28, 2005, the Company posted additional standby letters of credit of $2,000, $5,000, $138 and $3,000, respectively. All the standby letters of credit expire during 2005. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

  (c)
  Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying combined and consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

  (d)
  Legal Matters: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities or for which a provision should be established in the accompanying combined and consolidated financial statements.

11.    Other Operating Expenses:

        The amounts in the accompanying combined and consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2002	2003	2004
Vessel voyage expenses	213	3,829	5,263
Vessel insurance	189	659	899
Vessel repairs and maintenance	59	220	545
Vessel spares and consumable stores	103	502	937
Vessel consumption of marine petroleum products	686	621	1,165
Provision for doubtful accounts	(416)	347	(100)
Other	2,244	2,865	3,640

Total	3,078	9,043	12,349

12.    Interest and Finance Costs:

        The amounts in the accompanying combined and consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2002	2003	2004
Interest on long-term debt	40	175	447
Interest on short-term borrowings	78	80	235
Amortization of financing fees	—	80	133
Bank charges for standby letters of credit and other	43	90	129

Total	161	425	944

13.    Common Stock and Additional Paid-In Capital:

        Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Board of Directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

        On June 8, 2005, the Company issued 1,000 common shares with a $0.01 par value per share to the Personal Holding Company. On October 3, 2005, Aegean acquired from the Personal Holding Company 80 shares of Aegean's common stock, representing the entire interests in the Personal Holding Company of members of Mr. Dimitris Melisanidis' family (other than Mr. Melisanidis himself). Those shares were cancelled upon repurchase, in accordance with a resolution of the board of directors of Aegean. On November 14, 2005, Aegean declared and paid a stock dividend of 22,249,080 shares of its common stock to its sole shareholder, the Personal Holding Company. The combined and consolidated financial statements for all periods presented give effect to these transactions in common shares.

        The amounts shown in the accompanying combined and consolidated balance sheets, as additional paid-in capital comprise:

  •
  Payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital.

  •
  The estimated value of certain incidental employee services provided to the Company by certain related companies for no consideration. The value of these services was estimated as $100, $170 and $300 for of the years ended December 31, 2002, 2003 and 2004, respectively, and is included in salaries, wages and related costs in the accompanying combined and consolidated statements of operations. These amounts are estimates of what reasonable compensation levels for the services performed would have been and have been determined by reference to the new employee contracts with the Company dated April 1, 2005. The estimated values of services in the years ended December 31, 2002, 2003 and 2004 are indicative and do not necessarily represent the amounts that would have been paid had remuneration agreements been in place.

  •
  An allocation of costs for office services historically shared with and the use of office equipment owned by related companies. Management believes that the allocation method is reasonable and that the expenses, if incurred on a stand-alone basis, would not have been materially different from those allocated. The allocation was $100 for each of the years ended December 31, 2002, 2003 and 2004, and is included in other operating expenses in the accompanying combined and consolidated statements of operations.

        The Company declared and paid dividends of $7,235 and $8,444 during the years ended December 31, 2003 and 2004, respectively.

14.    Earnings Per Common Share:

        The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year ended December 31,
	2002	2003	2004
Income:
Income available to common stockholders	$662	$10,644	$17,617
Basic and diluted earnings per share:
Weighted average common shares outstanding	22,250,000	22,250,000	22,250,000

Basic and diluted earnings per common share	$0.03	$0.48	$0.79

15.    Income Taxes:

        Under the laws of the countries of the vessel-owning companies' and the Manager's incorporation and/or vessels' registration, the vessel-owning companies and the Manager are not subject to tax on shipping income, however, the vessel-owning companies are subject to registration and tonnage taxes, which have been included in other operating expenses in the accompanying combined and consolidated statements of operations.

        AMP is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid.

        AMP has a branch office established in Greece. Under the laws of Greece, and in particular law 89/67, as interpreted by law 378/68, AMP is exempt from Greek income tax, as well as any other tax, charge or contribution in favor of the Greek State or any third party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities the object of which lies outside of Greece. These activities were approved by the relevant Greek administration authority that granted AMP's establishment license.

        During the years presented, the Company's only corporate income tax exposure related to its subsidiary in Gibraltar. The Company provided for current income taxes of $6 in each of the years ended December 31, 2003 and 2004, which is separately reflected in the accompanying combined and consolidated statements of operations.

16.    Business Segments and Geographical Information:

        The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

        The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

        Information concerning the Company's total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical location of the customer vessels:

	Year ended December 31,
	2002	2003	2004
Greece	40,898	87,699	97,204
United Arab Emirates	37,902	53,069	64,828
Gibraltar	55,735	58,428	74,657
Other	13,454	11,757	10,747

Total	147,989	210,953	247,436

        The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio. The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

        The following disclosure of the locations of long-lived assets are based on the physical locations of the assets, which are not necessarily indicative of the territories that have jurisdiction over such assets:

	As of December 31,
	2003	2004
United Arab Emirates	1,860	7,548
Gibraltar	3,464	6,519
International Waters	4,852	23,561

Total	10,176	37,628

17.    Subsequent Events:

  (a)
  Establishment of a U.S. Marketing Office:    On April 7, 2005, the Company established a wholly-owned subsidiary, Aegean Oil (USA), LLC (the "U.S. Marketing Office"), in the state of Delaware. This company was established as a marketing and public operations office to primarily serve the Company's geographical territories operating within the same time zones. Furthermore, on May 10, 2005, the U.S. Marketing Office signed a purchase agreement with a third-party seller to purchase office space in the form of a condominium in New Jersey. The price of the office space is $809 which was fully paid on June 10, 2005.

  (b)
  Shipbuilding Contracts — Bunkering Tankers:    On January 28, 2005 the Company established ten Marshall Islands subsidiaries, Milos Maritime Inc., Serifos Maritime Inc., Kithnos Maritime Inc., Amorgos Maritime Inc., Kimolos Maritime Inc., Syros Maritime Inc., Mykonos Maritime Inc., Santorini Maritime Inc., Paros Maritime Inc., and Naxos Maritime Inc., each with common stock of 500 shares without par value. On February 6, 2005 and as amended on March 31, 2005, April 27, 2005 and May 27, 2005, the ten newly-created subsidiaries referred to above, signed ten separate shipbuilding contracts with a Chinese shipyard for ten 3,800 dwt, double-skin, double bottom product oil tankers (Hull Numbers DN-3500-1 to 10). The construction price of each contract is $6,800 which is payable 10% in advance, 15% upon steel cutting, 15% upon keel-laying, 15% upon launching and 45% upon delivery and acceptance. Furthermore, on February 10, 2005, the ten newly-created subsidiaries signed ten separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the ten product oil tankers. The price of each such contract is $1,550 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance. The vessels are expected to be delivered from October 31, 2006 to August 31, 2008.

  On June 13, 2005, the Company paid a total amount of $5,100 as a partial advance payment against the total contracted value of $83,500. This payment was financed by a short-term loan from Leveret International Inc., a related party. The remaining contracted amount will be primarily financed by the bank loans described in (g) below.

  (c)
  Shipbuilding Options — Bunkering Tankers:    On March 31, 2005 and as amended on May 27, 2005, the Manager entered into one call option agreement with the Chinese shipyard mentioned above for the construction and delivery of five 3,800 dwt, double skin, double bottom, product oil tankers, for a total price of $34,750 ($6,950 each). The Manager has the right to exercise this option on or before the launching of the first of the ten product oil tankers mentioned in (b) above. If the Manager exercises this option, the Chinese Shipyard is bound to sign new shipbuilding contracts for the five vessels. No consideration was paid by the Manager for the call option agreement. The construction price of each contract is payable 10% upon or shortly after the effectiveness of the new shipbuilding contracts, 15% upon steel cutting, 15% upon keel-laying, 15% upon launching and 45% upon delivery and acceptance. If the option is exercised, it is expected that the vessels will be delivered from August 31, 2008 to May 31, 2009.

  (d)
  Shipbuilding Contracts — Roll-on Roll-off Tankers:    On June 3, 2005, the Company's two newly-established Marshall Islands subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., signed two separate shipbuilding contracts with a Romanian shipyard for the design, construction and equipment of two 2,400 dwt, double-skin, double bottom, product oil tankers with roll-on roll-off facilities for fuel trucks. The construction price of each contract is Euro 6,835,000 which is payable 10% upon effectiveness of the contract, 15% upon steel cutting, 15% upon keel-laying, 20% upon launching and 40% upon delivery and acceptance. The vessels are expected to be delivered during December 2006 and March 2007, respectively.

  (e)
  Shipbuilding Options — Roll-on Roll-off Tankers:    On June 3, 2005, the Manager entered into one call option agreement with the Romanian shipyard mentioned in (d) above for the design, construction and equipment of four 2,400 dwt, double skin, double bottom, product oil tankers with roll-on roll-off facilities for fuel trucks, for a total price of Euro 26,240,000 (Euro 6,560,000 each). The Manager has the right to exercise the option on two of the vessels on or before the launching of the first of the firm product oil tankers mentioned in (d) above, and has the right to exercise the option on the two remaining vessels on or before the delivery and acceptance of the first of the firm product oil tankers mentioned in (d) above. No consideration was paid by the Manager for the call option agreement. The construction price of each contract is payable 10% upon the effectiveness of the new shipbuilding contracts, 15% upon steel cutting, 15% upon keel-laying, 20% upon launching and 40% upon delivery and acceptance. If the option is exercised, it is expected that the vessels will be delivered from June 2007 to March 2008.

  (f)
  Long-term Contract with the Greek Subcontractor:    On April 1, 2005, the Company signed a ten year Marine Fuel Supply Service Agreement with the Greek Subcontractor whereby the Greek Subcontractor undertakes to sell and deliver marine petroleum products in transit to the Company's nominated customer vessels within Greek territorial waters. The contract stipulates that the Company and the Greek Subcontract must transact for a minimum quantity of marine fuel per month, however neither party is required to transact for more than a maximum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin. The margin will be reviewed and renegotiated annually between the parties. Payment of the Greek Subcontractor's invoices will be made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% will be imposed on late payments. The Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) The Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months' written notice.

  (g)
  Bank Commitment Letters:    In May 2005, the Company accepted a commitment letter from an international bank to partially finance the construction cost of five shipbuilding contracts mentioned in (b) above. Under the terms of the commitment letter, five vessel-owning companies mentioned in (b) above will be jointly and severally liable for a long-term loan of up to $33,400 to be drawn in 20 advances, and which will be amalgamated upon delivery of each vessel into five tranches of $6,680 each. Each tranche will be repaid in 47 consecutive quarterly installments of $140 followed by one lump sum payment of $100. The loans will bear interest at LIBOR plus a margin and the bank will obtain a first priority assignment of the five shipbuilding contracts as collateral against the loans.

    In May 2005, the Company accepted a commitment letter from an international bank to partially finance the construction cost of the remaining five shipbuilding contracts mentioned in (b) above. Under the terms of the commitment letter, the five remaining vessel-owning companies mentioned in (b) above will be jointly and severally liable for a long-term loan of up to $35,500 to be drawn in 20 advances, and which will be amalgamated upon delivery of each vessel into five tranches of $7,100 each. Each tranche will be repaid in forty consecutive quarterly installments, with the first thirty of such installments being in the amount of $120 each, followed by ten installments of $110 each plus a balloon payment of $2,400 payable together with the last installment. The loans will bear interest at LIBOR plus a margin and the bank will obtain a first priority assignment of the five shipbuilding contracts as collateral against the loans.

Schedule I — Condensed Financial Information of Aegean Marine Petroleum Network Inc.

BALANCE SHEETS

DECEMBER 31, 2003 AND 2004

(Expressed in thousands of U.S. dollars — except for share and per share data)

	December 31,
	2003	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$—
Investments in subsidiaries	5,590	24,461

Total current assets	5,590	24,461

Total assets	$5,590	$24,461

LIABILITIES AND STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2003 and 2004; 22,250,000 shares, issued and outstanding at December 31, 2003 and 2004	223	223
Additional paid-in capital	4,838	14,536
Retained earnings	529	9,702

Total stockholders' equity	5,590	24,461

Total liabilities and stockholders' equity	$5,590	$24,461

Schedule I — Condensed Financial Information of Aegean Marine Petroleum Network Inc.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of U.S. dollars — except for share and per share data)

	For the Year Ended December 31,
	2002	2003	2004
REVENUES:
Equity in net income of subsidiaries	$662	$10,664	$17,617

Total revenues	662	10,664	17,617

Net income	$662	$10,664	$17,617

Earnings per common share, basic and diluted	$0.03	$0.48	$0.79

Weighted average number of common shares, basic and diluted	22,250,000	22,250,000	22,250,000

Schedule I — Condensed Financial Information of Aegean Marine Petroleum Network Inc.

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of U.S. dollars — except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
BALANCE, December 31, 2001	22,250,000	$223	$1,548	$(3,542)	$(1,771)
— Net profit	—	—	—	662	662
— Contribution to additional paid-in capital	—	—	1,424	—	1,424

BALANCE, December 31, 2002	22,250,000	$223	$2,972	$(2,880)	$315

— Net profit	—	—	—	10,644	10,644
— Contribution to additional paid-in capital	—	—	1,866	—	1,866
— Dividends declared and paid ($0.33 per share)	—	—	—	(7,235)	(7,235)

BALANCE, December 31, 2003	22,250,000	$223	$4,838	$529	$5,590

— Net profit	—	—	—	17,617	17,617
— Contribution to additional paid-in capital	—	—	9,698	—	9,698
— Dividends declared and paid ($0.38 per share)	—	—	—	(8,444)	(8,444)

BALANCE, December 31, 2004	22,250,000	$223	$14,536	$9,702	$24,461

Schedule I — Condensed Financial Information of Aegean Marine Petroleum Network Inc.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2002	2003	2004
Cash Flows from Operating Activities:
Net income	$662	$10,664	$17,617
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed earnings of subsidiaries	(662)	(3,429)	(9,173)

Net Cash provided by Operating Activities	—	7,235	8,444

Cash Flows from Investing Activities:
Investments in subsidiaries	(1,224)	(1,596)	(9,298)

Net Cash used in Investing Activities	(1,224)	(1,596)	(9,298)

Cash Flows from Financing Activities:
Cash contributions to additional paid-in capital	1,224	1,596	9,298
Dividends paid	—	(7,235)	(8,444)

Net Cash provided by (used in) Financing Activities	1,224	(5,639)	854

Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—

Schedule I — Notes to Condensed Financial Information of Aegean Marine Petroleum Network Inc.

        In the Parent Company only financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Company, during the years ended December 31, 2003 and 2004, received cash dividends from its subsidiaries of $7,235 and $8,444, respectively

        The Parent Company only financial statements should be read in conjunction with the Company's combined and consolidated financial statements.

Aegean Marine Petroleum Network Inc.

Combined and Consolidated Unaudited Balance Sheet
as of June 30, 2005

(Expressed in thousands of U.S. dollars — except for share and per share data)

	June 30, 2005
	Actual	Proforma
		(Note 10)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,468	$2,468
Trade receivables, net of allowance for doubtful accounts of $982	48,701	48,701
Due from related companies	5,450	5,450
Inventories	4,087	4,087
Prepayments and other current assets	2,829	2,829
Restricted cash	812	812

Total current assets	64,347	64,347

FIXED ASSETS:
Advances for vessels under construction and related costs	5,100	5,100

Vessels, cost	40,773	40,773
Vessels, accumulated depreciation	(4,393)	(4,393)

Vessels' net book value	36,380	36,380

Other fixed assets, net	1,138	1,138

Total fixed assets	42,618	42,618

NON-CURRENT ASSETS:
Deferred charges, net	1,299	1,299
Other non-current assets	249	249

Total assets	$108,513	$108,513

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$8,000	$43,000
Short-term borrowings — related company	5,100	5,100
Current portion of long-term debt	4,970	4,970
Trade payables to third parties	28,762	28,762
Trade payables to related companies	12,128	12,128
Accrued and other current liabilities	1,016	1,016

Total current liabilities	59,976	94,976

LONG-TERM DEBT, net of current portion	16,798	16,798

NON-CURRENT LIABILITIES	39	39

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 22,250,000 issued and outstanding	223	223
Additional paid-in capital	14,636	—
Retained earnings	16,841	(3,523)

Total stockholders' equity	31,700	(3,300)

Total liabilities and stockholders' equity	$108,513	$108,513

Aegean Marine Petroleum Network Inc.

Combined and Consolidated Unaudited Statements of Operations
for the Six Month Periods Ended June 30, 2004 and 2005

(Expressed in thousands of U.S. dollars — except for share and per share data)

	Six Months Ended June 30,
	2004	2005
REVENUES:
Sales of marine petroleum products — third parties	$122,448	$188,209
Sales of marine petroleum products — related companies	3,994	3,316
Voyage revenues	6,560	5,427
Other revenues	211	340

Total revenues	133,213	197,292

OPERATING EXPENSES:
Cost of marine petroleum products sold — third parties	82,825	136,307
Cost of marine petroleum products sold — related companies	30,860	38,980
Salaries, wages and related costs	2,064	4,048
Vessel hire charges	1,553	196
Depreciation	588	1,070
Amortization of drydocking costs	171	236
Management fees	91	91
Other operating expenses	5,439	6,971

Total operating expenses	123,591	187,899

Operating income	9,622	9,393

OTHER INCOME/(EXPENSE):
Interest and finance costs	(292)	(800)
Interest income	5	15
Foreign exchange losses, net	(21)	43

	(308)	(742)

Income before provision for income taxes	9,314	8,651
Income taxes	(3)	(3)

Net income	$9,311	$8,648

Earnings per common share, basic and diluted	$0.42	$0.39

Weighted average number of common shares, basic and diluted	22,250,000	22,250,000

Aegean Marine Petroleum Network Inc.
Combined and Consolidated Unaudited Statements of Stockholders' Equity
for the Six Month Periods Ended June 30, 2004 and 2005

(Expressed in thousands of U.S. dollars — except for share and per share data)

	Common Stock
			Additional Paid-in Capital	Retained Earnings
	# of Shares	Par Value			Total
BALANCE, December 31, 2003	22,250,000	$223	$4,838	$529	$5,590
— Net income	—	—	—	9,311	9,311
— Contribution to additional paid-in capital	—	—	5,198	—	5,198
— Dividends declared and paid ($0.16 per share)	—	—	—	(3,581)	(3,581)

BALANCE, June 30, 2004	22,250,000	$223	$10,036	$6,259	$16,518

BALANCE, December 31, 2004	22,250,000	$223	$14,536	$9,702	$24,461
— Net income	—	—	—	8,648	8,648
— Contribution to additional paid-in capital	—	—	100	—	100
— Dividends declared and paid ($0.07 per share)	—	—	—	(1,509)	(1,509)

BALANCE, June 30, 2005	22,250,000	$223	$14,636	$16,841	$31,700

Aegean Marine Petroleum Network Inc.
Combined and Consolidated Unaudited Statements of Cash Flows
for the Six Month Periods Ended June 30, 2004 and 2005

(Expressed in thousands of U.S. dollars)

	Six Months Ended June 30,
	2004	2005
Cash flows from operating activities:
Net income	$9,311	$8,648
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	588	1,070
Provision for doubtful accounts	112	417
Amortization of deferred charges	173	245
Other non-cash charges	203	100
(Increase) decrease in:
Trade receivables	(2,969)	(24,847)
Due from related companies	(18)	1,774
Insurance claims	—	900
Inventories	(364)	(2,212)
Prepayments and other current assets	414	(1,819)
Increase (decrease) in:
Trade payables	596	13,627
Accrued and other current liabilities	61	895
Increase in other non-current assets	(10)	(235)

Net cash provided by (used in) operating activities	8,097	(1,437)

Cash flows from investing activities:
Advances for vessels under constructions	—	(5,100)
Purchase of other assets	—	(960)
Vessel acquisitions	(12,399)	—
Decreases in restricted cash	10	60

Net cash used in investing activities	(12,399)	(6,000)

Cash flows from financing activities:
Proceeds from long-term debt	7,400	850
Repayment of long-term debt	(1,150)	(1,778)
Net change in short-term borrowings	1,507	4,007
Net change in short-term related company borrowings	—	5,100
Financing costs paid	(16)	(45)
Cash contributions to additional paid-in capital	4,998	—
Dividends paid	(3,581)	(1,509)

Net cash provided by financing activities	9,158	6,625

Net increase (decrease) in cash and cash equivalents	4,866	(812)
Cash and cash equivalents at beginning of period	1,872	3,280

Cash and cash equivalents at end of year	$6,738	$2,468

SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash financing activities with related parties:	$200	$100

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005 (UNAUDITED)

(Expressed in thousands of U.S. dollars — except share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information:

  The accompanying unaudited combined and consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

  These unaudited combined and consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2005 are not necessarily indicative of the results that might be expected for the fiscal year ended December 31, 2005.

  The unaudited combined and consolidated financial statements presented in this report should be read in conjunction with the audited combined and consolidated financial statements and footnotes thereto as of and for the year ended December 31, 2004 presented herewith.

2.    Adoption of New Accounting Standards:

  In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." This statement applies to all voluntary changes in accounting principle and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early implementation permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement was issued. SFAS 154 is effective for the Company as of January 1, 2006 and is not expected to have a material impact on the Company's financial statements.

  In 2004, the FASB issued a revised SFAS No. 123, "Share-Based Payment" ("SFAS 123R"). This statement requires that all share-based payments to employees be recognized in the financial statements based on their grant-date fair value. Under previous guidance, companies had the option of recognizing the fair value of stock-based compensation in the financial statements or disclosing the pro forma impact of stock-based compensation on the statements of income in the notes to the financial statements. The Company does not currently have a share-based payment program. If the Company establishes such program in the future, the provisions of SFAS 123R will apply to the Company as of the later of January 1, 2006 and the program's effective date.

  In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets — An Amendment to APB 29" ("SFAS 153"). Accounting Principles Board Opinion No. 29 ("APB 29") had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similar productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of SFAS 153 will have a material impact on the Company's financial position, results of operations or cash flows.

  In 2004, the FASB issued SFAS No. 151, "Inventory Costs — an amendment of Accounting Research Bulletin No. 43, Chapter 4." This statement clarifies the requirement that abnormal inventory-related costs be recognized as current-period charges. The provisions of this statement are to be applied prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. The effects of adoption on the Company's financial statements are not likely to be significant.

3.    Inventories:

  The amount shown in the accompanying combined and consolidated balance sheet is analyzed as follows:

June 30, 2005
Held for sale:
Marine Fuel Oil	2,586
Marine Gas Oil	701

3,287

Held for consumption:
Marine fuel	603
Lubricants	153
Victuals	44

800

Total	4,087

4.    Advances for Vessels Under Construction and Related Costs:

  On February 6, 2005 and as amended on March 31, 2005, April 27, 2005 and May 27, 2005, the Company signed ten separate shipbuilding contracts with a Chinese shipyard for ten 3,800 dwt, double-skin, double bottom product oil tankers (Hull Numbers DN-3500-1 to 10). The construction price of each contract is $6,800 which is payable 10% in advance, 15% upon steel cutting, 15%

  upon keel-laying, 15% upon launching and 45% upon delivery and acceptance. Furthermore, on February 10, 2005, the Company signed ten separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the ten product oil tankers. The price of each such contract is $1,550 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance. The vessels are expected to be delivered from October 31, 2006 to August 31, 2008.

  On June 3, 2005, the Company signed two separate shipbuilding contracts with a Romanian shipyard for the design, construction and equipment of two 2,400 dwt, double-skin, double bottom, product oil tankers with roll-on roll-off facilities for fuel trucks. The construction price of each contract is Euro 6,835,000 which is payable 10% upon effectiveness of the contract, 15% upon steel cutting, 15% upon keel-laying, 20% upon launching and 40% upon delivery and acceptance. The vessels are expected to be delivered during December 2006 and March 2007, respectively.

  The amount shown in the accompanying combined and consolidated balance sheet includes partial advance payments totaling $5,100 against the construction contracts with the Chinese shipyard. These payments were financed by a short-term loan from Leveret International Inc. ("Leveret"), a company controlled by the Company's Chairman and Chief Executive Officer, Mr. Dimitris Melisanidis, (Note 6), and are analyzed as follows:

Vessel Name	Expected Delivery	Contract Amount	Advances June 30, 2005
DN-3500-1	October 2006	8,350	680
DN-3500-2	March 2007	8,350	680
DN-3500-3	March 2007	8,350	680
DN-3500-4	July 2007	8,350	680
DN-3500-5	July 2007	8,350	680
DN-3500-6	November 2007	8,350	340
DN-3500-7	November 2007	8,350	340
DN-3500-8	April 2008	8,350	340
DN-3500-9	April 2008	8,350	340
DN-3500-10	August 2008	8,350	340

	Total	83,500	5,100

5.    Other Fixed Assets:

        The amount shown in the accompanying combined and consolidated balance sheet is analyzed as follows:

June 30, 2005
Cost:
Buildings	1,003
Office equipment	148

1,151

Accumulated Depreciation	(13)

Total	1,138

        On May 10, 2005, the Company signed a purchase agreement with a third-party seller to purchase office space in the form of a condominium in New Jersey. The price of the office space is $809 which was fully paid on June 10, 2005. The office acquisition was funded by a long-term loan from an international bank (Note 6).

        On April 15, 2005, the Company purchased office equipment totaling $107 from Aegean Oil S.A., a related company, which is included in the cost of office equipment above.

6.    Total Debt:

        The amounts comprising total debt are presented in the accompanying combined and consolidated balance sheet as follows:

June 30, 2005
Current portion of long-term debt	4,970
Short-term borrowings	8,000
Short-term borrowings — related parties	5,100
Long-term debt, net of current portion	16,798

Total	34,868

        On June 24, 2005, the Company obtained a loan for an amount of $850 from an international bank to finance the acquisition cost of the Company's office in the United States. The loan bears interest at LIBOR plus 0.45% and it must be repaid within ten years of the initial draw-down. The loan is secured by a first charge on the office.

        On June 6, 2005, the Company entered into a short-term financing agreement with Leveret for the purpose of partially financing the first installments due on our shipbuilding and engineering contracts for ten bunkering tankers. The total amount available under the facility is $5,900. The loan is unsecured and bears no interest. The loan must be repaid by October 6, 2005. On June 13, 2005, the Company drew $5,100 under this facility.

        During the six month period ended June 30, 2005, the Company obtained overdrafts totaling $4,000 under an existing facility with a Greek bank dated March 13, 2003. The loan is unsecured and bears interest at LIBOR plus 2.75%. The loan is repayable on demand.

7.    Contingencies:

        Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with customers charterers, agents and suppliers relating to the business of the Company. Currently, management is not aware of any such claims or contingent liabilities or for which a provision should be established in the accompanying combined and consolidated financial statements.

        The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying combined and consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

8.    Common Stock and Additional Paid-In Capital:

        Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Board of Directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

        On June 8, 2005, the Company issued 1,000 common shares with a $0.01 par value per share to the Leveret. On October 3, 2005, the Company acquired from the Leveret 80 shares of the Company's common stock (refer to Note 10). On November 14, 2005, Aegean declared and paid a stock dividend of 22,249,080 shares of its common stock to its sole shareholder, Leveret. The combined and consolidated financial statements for all periods presented give effect to these transactions in common shares.

        During the six month period ended June 30, 2005, the Company declared and paid dividends of $1,509.

9.    Business Segments and Geographical Information:

        The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

        The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

        Information concerning the Company's total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical location of the customer vessels:

	Six Months Ended June 30,
	2004	2005
Greece	56,437	51,394
Gibraltar	32,858	63,843
United Arab Emirates	31,080	47,583
Jamaica	—	25,383
Other	6,067	3,322

Total	126,442	191,525

        The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio. The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

        The following disclosure of the locations of long-lived assets are based on the physical locations of the assets, which are not necessarily indicative of the territories that have jurisdiction over such assets:

June 30, 2005
United Arab Emirates	15,917
Jamaica	9,978
Gibraltar	6,350
United States of America	849
Greece	103
International Waters	4,321

Total	37,518

10.    Stock Repurchase:

        Prior to October 3, 2005, the Company was 100% owned by Leveret, which in turn was beneficially owned by Mr. Dimitris Melisanidis and two of his siblings ("the siblings"). On October 3, 2005, Aegean drew a $35,000 loan from a third party bank. The loan bears interest at LIBOR plus 0.45%. The loan is collateralized by a pledge on the Company's current account with the bank, a corporate guarantee of Leveret, for which Leveret received no consideration, and a personal guarantee of Mr. Melisanidis, for which he received no consideration.

        Also on October 3, 2005, Aegean purchased from Leveret, for a price of $35,000, 80 shares that until that date were beneficially owned by the siblings, which represented the entire beneficial ownership of the siblings and 8% of the total then-issued and outstanding common stock of the Company. Those shares were cancelled upon repurchase, in accordance with a resolution of the board of directors of the Company.

        The par value of the repurchased stock was $0.01 per share. The excess of the purchase price is reflected first as a deduction from additional paid-in capital and, upon exhaustion of the balance of additional paid-in capital, as a deduction from retained earnings.

        The proforma balance sheet gives effect to the above transactions as though they had taken place on June 30, 2005. When the transactions described above are reflected in the Company's historical balance sheet as of a date after October 3, 2005, the actual financial position will differ, perhaps materially, from the proforma amounts reflected herein due to a variety of factors, including changes in operating results between the date of the proforma balance sheet and the time of the transactions described above and thereafter.

11.    Subsequent Events:

        On June 7, 2005, the Company established a wholly-owned subsidiary, Aegean Bunkering (Singapore) Pte. Ltd., incorporated in Singapore. The authorized activities of this company include the trading and physical supply of marine fuels, lubricants and any other petroleum products as well as the promotion and marketing of products and services relating to the petroleum and bunkering industry. The Company commenced operations in Singapore during July 2005.

        On July 1, 2005, the Company signed a short-term financing facility agreement with Leveret for $4,000, to be used for working capital purposes. The Company subsequently borrowed $4,000 under this facility. The facility is unsecured, non interest bearing and is repayable upon demand.

        On August 26, 2005, the Company signed a bareboat charter and purchase option agreement with a third party charterer for the hire and option to purchase of the Company's vessel, Aegean IX. The charter commences on the delivery date of the vessel, expected to be before December 31, 2005. Under the terms of this agreement, the charterer will charter the vessel for four months at a monthly charter hire rate of $375. Upon expiration of the charter and the final payment, the charterer may exercise the option to purchase the vessel for no additional consideration.

        On September 23, 2005, the Company borrowed an additional $775 from Leveret, under an existing short-term financing agreement, entered into on June 6, 2005 (Note 6). The additional borrowings were used to finance advance payments under supervision contracts entered into by the Company relating to the construction of ten new double hull bunkering tankers. The Company has previously borrowed $5,100 under this agreement. The due date for repayment of the loan was subsequently extended to on or before December 31, 2005.

        On October 7, 2005, the Company signed a memorandum of agreement with a third-party seller for the purchase of a Swedish-flagged 11,538 dwt double hull oil product tanker. The purchase price of the vessel is $6,200, of which 10% is payable in advance and the remainder upon delivery of the vessel, expected between January 3, 2006 and January 20, 2006.

        On October 7, 2005, the Company signed a short-term financing agreement with Leveret for $620 to finance the advance payment for our acquisition of a secondhand double hull bunkering tanker. The loan bears no interest and is payable on demand but no later than February 7, 2006. On October 11, 2005, the Company borrowed $620 under this facility.

        On October 10, 2005, the Company signed a short-term financing agreement with Leveret for an amount of $2,350 to finance the second installments under the Company's shipbuilding contracts for two bunkering tankers, which became payable upon steel-cutting and the second installments under the associated engineering contracts. The loan in non interest bearing and is repayable upon demand but not later than February 10, 2006. On October 17, 2005, the Company drew down $2,040 under this facility and effected two payments totaling $2,040 ($1,020 each) representing amounts due to the shipyard for the steel-cutting of vessels DN-3500-1 and DN-3500-2.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of this date.

10,000,000 Shares

Common Stock

PROSPECTUS

                       , 2005

Bear, Stearns & Co. Inc.

Johnson Rice & Company L.L.C.

Simmons & Company International

Dealer Prospectus Delivery Obligation

        Through and including            , which is the 25th day after the date of this prospectus, all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

        The Bylaws of the Registrant and Section 60 of the Associations Law of the Republic of the Marshall Islands provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant. Section 60 provides as follows:

        Indemnification of directors and officers.

  (1)
  Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

  (2)
  Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys; fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  (3)
  When a director or officer is successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

  (4)
  Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

  (5)
  Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  (6)
  Insurance. A corporation shall have power to purchase and maintain insurance or behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

        In addition to the items (1) through (6) above, the Bylaws of the Registrant provide that any indemnification (unless ordered by a court having proper jurisdiction) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such section. Such determination shall be made: (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the shareholders. Furthermore, the indemnification and advancement of expenses, under the Bylaws, are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        The Bylaws also provide that no director or officer of the Registrant shall be personally liable to the Registrant or to any of its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except for (i) any breach of the director's or the officer's duty of loyalty to the Registrant or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) any transaction from which the director or officer derived an improper personal benefit.

Item 7.    Recent Sales of Unregistered Securities.

        On June 8, 2005, the Registrant issued 1,000 common shares with a $0.01 par value per share to its sole shareholder, Leveret International Inc., for an aggregate consideration of $1,000, in connection with our initial capitalization. This issuance was exempt from the registration requirements of the Securities Act, in reliance on Section 4(2) of the Securities Act, as transaction by an issuer not involving a public offering. There were no underwriters involved in connection with the sale of the above securities.

Item 8.    Exhibits and Financial Statement Schedules.

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Articles of Incorporation of Aegean Marine Petroleum Network Inc.
3.2	Bylaws of Aegean Marine Petroleum Network Inc.
4.1	Form of common share certificate of Aegean Marine Petroleum Network Inc.*
5.1	Opinion of Reeder & Simpson P.C. as to the validity of the shares
8.1	Opinion of Seward & Kissel LLP with respect to certain U.S. tax matters
8.2	Opinion of Reeder & Simpson P.C. with respect to certain Marshall Islands tax matters
10.1	Form of Registration Rights Agreement*
10.2	Form of 2005 Stock Incentive Plan*
10.3	Form of shipbuilding contract for construction of one 3,500 dwt product oil tanker with Fujian Southeast Shipyard, as amended
10.4	Form of contract for design, building supervision, representation, procurement of machines and supplies, and turn-key delivery of a 3,500 dwt product tanker with IOTA Corporation
10.5	Option Agreement, dated March 31, 2005, by and between Aegean Bunkering Services Inc. and Fujian Southeast Shipyard, as amended
10.6	Form of shipbuilding contract for the design, construction, sale and purchase of a 2,400 dwt double hull product oil tanker with ro-ro facility with Severnav S.A.
10.7	Option Agreement, dated June 3, 2005, by and between Aegean Bunkering Services Inc. and Severnav S.A.
10.8	Marine Fuel Supply Service Agreement, dated April 1, 2005, by and between Aegean Marine Petroleum S.A. and Aegean Oil S.A.
10.9	Form of License Agreement by and between Aegean Oil S.A. and Aegean Marine Petroleum Network Inc.
10.10	Loan Agreement, dated September 24, 2004, by and between Aegean Marine Petroleum S.A., as Borrower, and The Royal Bank of Scotland plc, as Lender
10.11	Short Term Financing Agreement, dated June 6, 2005, by and among Leveret International Inc., as Lender, and certain borrowers listed therein, as amended
10.12	Short Term Financing Agreement, dated June 10, 2005, by and among Leveret International Inc., as Lender, and Aegean Investments S.A., as Borrower, as amended
10.13	Short Term Financing Agreement, dated July 1, 2005, by and among Leveret International Inc., as Lender, and Aegean Marine Petroleum S.A., as Borrower
10.14
Loan Agreement, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers
10.15	Credit Facility dated October 3, 2005 by and between Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc., as Borrower
10.16	Short Term Financing Agreement, dated October 7, 2005, by and among Leveret International, as Lender, and Baltic Navigation Company, as Borrower

10.17	Short Term Financing Agreement, dated October 10, 2005, by and among Leveret International Inc., as Lender, and Milos Maritime Inc. and Serifos Maritime Inc., as Borrowers
10.18	Commitment Letter, dated November 14, 2005, from The Royal Bank of Scotland plc
21.1	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Industry Data Provider
23.3	Consent of Reeder & Simpson P.C. (included in its opinion filed as Exhibit 5.1)
23.4	Consent of Seward & Kissel LLP (included in its opinion filed as Exhibit 8.1)
23.5	Consent of James E. Baker
23.6	Consent of Yannis N. Papanicolaou
23.7	Consent of Abel L. Rasterhoff
23.8	Consent of Joseph P. Rodriguez
24.1	Powers of Attorney**

*
To be filed by amendment.
**
Contained on the signature page hereto.

Item 9.    Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Piraeus, Country of Greece, on the 17th day of November, 2005.

AEGEAN MARINE PETROLEUM NETWORK INC.
By:	/s/ DIMITRIS MELISANIDIS
	Name: Title:	Dimitris Melisanidis Director, Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Spyridon Fokas, Gary J. Wolfe and Robert E. Lustrin, or either of them, with full power to act alone, his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on November 17, 2005 in the capacities indicated.

Signature	Title
/s/ DIMITRIS MELISANIDIS Dimitris Melisanidis	Director, Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ ZIAD NAKHLEH Ziad Nakhleh	Director, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ SPYRIDON FOKAS Spyridon Fokas	Director, General Counsel and Corporate Secretary

Authorized Representative

        Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States, has signed this registration statement in the City of Newark, State of Delaware, on November 17, 2005.

PUGLISI & ASSOCIATES
By:	/s/ GREGORY F. LAVELLE Authorized Representative

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PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED COMBINED AND CONSOLIDATED FINANCIAL AND OTHER DATA
UNAUDITED PROFORMA CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
Aegean Marine Petroleum Network Inc. Unaudited Proforma Condensed Combined and Consolidated Balance Sheet as of June 30, 2005 (Expressed in thousands of U.S. dollars — except for share and per share data)
Aegean Marine Petroleum Network Inc. Unaudited Proforma Condensed Combined and Consolidated Statement of Operations for the Year Ended December 31, 2004 (Expressed in thousands of U.S. dollars — except for share and per share data)
Aegean Marine Petroleum Network Inc. Unaudited Proforma Condensed Combined and Consolidated Statement of Operations for the Six Month Period Ended June 30, 2005 (Expressed in thousands of U.S. dollars — except for share and per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
RELATED PARTY TRANSACTIONS
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK
COMPARISON OF MARSHALL ISLANDS CORPORATE LAW TO DELAWARE CORPORATE LAW
TAX CONSIDERATIONS
EXPENSES RELATED TO THIS OFFERING
UNDERWRITING
LEGAL MATTERS
EXPERTS
INDUSTRY AND MARKET DATA
ENFORCEABILITY OF CIVIL LIABILITIES
WHERE YOU CAN FIND MORE INFORMATION
GLOSSARY OF INDUSTRY TERMS
AEGEAN MARINE PETROLEUM NETWORK INC. INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Aegean Marine Petroleum Network Inc. Combined and Consolidated Balance Sheets as of December 31, 2003 and 2004 (Expressed in thousands of U.S. dollars — except for share and per share data)
Aegean Marine Petroleum Network Inc. Combined and Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004 (Expressed in thousands of U.S. dollars — except for share and per share data)
Aegean Marine Petroleum Network Inc. Combined and Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2002, 2003 and 2004 (Expressed in thousands of U.S. dollars — except for share and per share data)
Aegean Marine Petroleum Network Inc. Combined and Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004 (Expressed in thousands of U.S. dollars)
AEGEAN MARINE PETROLEUM NETWORK INC. NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004 (Expressed in thousands of U.S. dollars — except share and per share data, unless otherwise stated)
Schedule I — Condensed Financial Information of Aegean Marine Petroleum Network Inc. BALANCE SHEETS DECEMBER 31, 2003 AND 2004 (Expressed in thousands of U.S. dollars — except for share and per share data)
Schedule I — Condensed Financial Information of Aegean Marine Petroleum Network Inc. STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (Expressed in thousands of U.S. dollars — except for share and per share data)
Schedule I — Condensed Financial Information of Aegean Marine Petroleum Network Inc. STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (Expressed in thousands of U.S. dollars — except for share and per share data)
Schedule I — Condensed Financial Information of Aegean Marine Petroleum Network Inc. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (Expressed in thousands of U.S. dollars)
Aegean Marine Petroleum Network Inc. Combined and Consolidated Unaudited Balance Sheet as of June 30, 2005 (Expressed in thousands of U.S. dollars — except for share and per share data)
Aegean Marine Petroleum Network Inc. Combined and Consolidated Unaudited Statements of Operations for the Six Month Periods Ended June 30, 2004 and 2005 (Expressed in thousands of U.S. dollars — except for share and per share data)
Aegean Marine Petroleum Network Inc. Combined and Consolidated Unaudited Statements of Stockholders' Equity for the Six Month Periods Ended June 30, 2004 and 2005 (Expressed in thousands of U.S. dollars — except for share and per share data)
Aegean Marine Petroleum Network Inc. Combined and Consolidated Unaudited Statements of Cash Flows for the Six Month Periods Ended June 30, 2004 and 2005 (Expressed in thousands of U.S. dollars)
AEGEAN MARINE PETROLEUM NETWORK INC. NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2005 (UNAUDITED) (Expressed in thousands of U.S. dollars — except share and per share data, unless otherwise stated)
PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 6. Indemnification of Directors and Officers.
  Item 7. Recent Sales of Unregistered Securities.
  Item 8. Exhibits and Financial Statement Schedules.
  Item 9. Undertakings.
SIGNATURES